As filed with the Securities and Exchange Commission on February 12, 2001
                                                           Registration No. 333-
--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                      PLANET HOLLYWOOD INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)


           Delaware                                    5812                                  59-3283783
(State or other jurisdiction of            (Primary Standard Industrial                   (I.R.S. Employer
incorporation or organization)              Classification Code Number)                Identification Number)

         8669 Commodity Circle, Orlando, Florida 32819, (407) 363-7827 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  Mark S. Helm, Esq., General Counsel, 8669 Commodity Circle, Orlando, Florida
                             32819, (407) 345-5300
  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                          ---------------------------
                                    Copy to:
           Byrd F. Marshall, Jr.,Esq., Gray, Harris & Robinson, P.A.,
    301 East Pine Street, Suite 1400, Orlando, Florida 32801, (407) 843-8880
                          ---------------------------


As soon as practicable after the effective date of this Registration Statement
       (Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         Calculation of Registration Fee
------------------------------------ ---------------- --------------------------- -------------------------- ---------------

 Title of each class of securities    Amount to be    Proposed maximum offering       Proposed maximum         Amount of
         to be registered              registered        price per share (1)      aggregate offering price    registration
                                                                                             (1)                  fee
------------------------------------ ---------------- --------------------------- -------------------------- ---------------
  Class A common stock, $0.01 par       9,908,622               $2.00                    $19,817,244            $ 4,954
               value                     shares
------------------------------------ ---------------- --------------------------- -------------------------- ---------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Registrant's Class A common stock as reported on the Nasdaq over-the-counter bulletin board on February 8, 2001

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

Consider carefully the risk factors beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                 Subject to completion, dated February 12, 2001


Prospectus



                      Planet Hollywood International, Inc.
                                9,908,622 shares
                              Class A Common Stock




         This prospectus relates solely to the offer and sale by certain stockholders of up to 9,908,622 shares of our Class A common stock. We will not receive any of the proceeds from the sale of the registered shares by the selling stockholders.

         The registered shares consist of :

o 7,350,024 shares of our Class A common stock which are held by, or issuable upon conversion of our Class B common stock held by, the selling stockholders

o up to 225,257 shares of our Class A common stock which are issuable upon exercise of warrants held by the selling stockholders, and

o up to 2,333,341 shares of our Class A common stock issuable upon a conversion of up to $10 million of indebtedness, approximately $4 million of which is currently outstanding.

All of these securities were issued to the selling stockholders in connection with our emergence from bankruptcy reorganization on May 9, 2000.

         The selling stockholders may offer the registered shares for sale through public or private transactions, on or off the Nasdaq over-the-counter bulletin board quotation system, at prevailing market prices, or at privately negotiated prices.

         Our Class A common stock is traded on the Nasdaq over-the-counter bulletin board under the symbol "PHWD." On February 8, 2001, the closing price for our Class A common stock was $2.00 per share.


The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy theses securities in any state where the offer or sale is not permitted.

                The date of this prospectus is February   , 2001.

                                TABLE OF CONTENTS

Prospectus Summary................................................................................................1
         Our Company..............................................................................................1
         Recent Reorganization....................................................................................1
         Risk Factors.............................................................................................1
         Summary Financial Information............................................................................2
         Use of Proceeds..........................................................................................3
         The Offering.............................................................................................3

Note Regarding Forward Looking Statements.........................................................................4

Risk Factors......................................................................................................4

Use of Proceeds..................................................................................................13

Price and Related Information Concerning Registered Shares.......................................................13
         Market Information......................................................................................13
         Holders.................................................................................................14
         Dividends...............................................................................................14

Selected Financial Data..........................................................................................14

Management's Discussion and Analysis of Financial Condition and Results of Operations............................16
         Overview and Background.................................................................................16
         Operating Results.......................................................................................21
         Liquidity and Capital Resources.........................................................................26
         Other Information.......................................................................................28

Quantitative and Qualitative Disclosures About Market Risk.......................................................29
         Commodities and Hedging.................................................................................29
         Impact of Inflation and International Risks.............................................................29
         Currency Exchange Risk..................................................................................29

The Company......................................................................................................30
         In General..............................................................................................30
         The 1999-2000 Restructuring.............................................................................31
         Celebrity Involvement...................................................................................33
         Advertising and Promotion...............................................................................33
         Franchising.............................................................................................33
         Intellectual Property...................................................................................34
         Competition.............................................................................................35
         Employees...............................................................................................35
         Governmental Regulation.................................................................................36
         Properties..............................................................................................36
         Legal Proceedings.......................................................................................39

Directors and Executive Officers.................................................................................40


Executive Compensation...........................................................................................44
         Summary Compensation Table..............................................................................44
         Aggregated Option/SAR  Exercises and 1999 Fiscal Year-End Options/SAR Value Table.......................45
         Compensation of Directors...............................................................................45
         Employment Contracts and Termination of Employment and Change-in-Control
                  Arrangements.............................................................................      45
         Report on Repricing of Options/SARs.....................................................................47
         Insider Participation in Compensation Decisions and Board Compensation Committee
                  Report on Executive Compensation...............................................................47

Security Ownership of Certain Beneficial Owners and Management...................................................48

Certain Relationships and Related Transactions...................................................................51

Description of Share Capital.....................................................................................52
         Common Stock - Generally................................................................................52
         Common Stock - Election of Directors / Voting Agreements................................................53
         Common Stock - Conversion of Class B Common Stock and Certain Indebtedness..............................53
         Transfer Agent and Registrar............................................................................53
         Preferred Stock.........................................................................................53
         Warrants................................................................................................54

Selling Stockholders.............................................................................................55
         Registered Shares.......................................................................................55
         Material Relationships..................................................................................57

Plan of Distribution.............................................................................................59

Legal Matters....................................................................................................60

Experts..........................................................................................................60

Where You Can Find More Information..............................................................................60

Index to Financial Statements...................................................................................F-1

                               PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information in this prospectus regarding our company and the shares being offered for sale by means of this prospectus and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our shares. You should read this entire prospectus carefully before making any investment decision regarding our common stock and pay particular attention to the information under "Risk Factors." In addition, you should consult your own advisors to understand fully the consequences of an investment in our shares.

         As used in this prospectus, the terms "we", "us" and "our" refer to Planet Hollywood International, Inc. and its consolidated subsidiaries for the period after January 1, 1995 and to Planet Hollywood, Inc., Planet Hollywood, Ltd. and combined entities for all periods before January 1, 1995. References to a fiscal year refer to the year ending on the Sunday closest to December 31 of each year.

Our Company

         We are a Delaware corporation with our principal executive offices located at 8669 Commodity Circle, Orlando, Florida 32819. Our telephone number is (407) 363-7827.

         We are the creator and worldwide developer of a consumer brand that capitalizes on the universal appeal of movies, television, sports, music and other leisure-time activities. Our worldwide operations offer products and services in the restaurant, retail, leisure and entertainment sectors. We have generally promoted our brand primarily through the operation of Planet Hollywood theme restaurants which provide a unique dining and entertainment experience in a high-energy environment. We also use both integrated and stand-alone retail stores to offer a broad selection of merchandise displaying our logos. During fiscal 1999, more than 10 million people visited our more than 55 company-owned and franchised Planet Hollywood restaurant units located in more than 20 countries throughout the world. See "The Company."

Recent Reorganization

         On May 9, 2000, we emerged from voluntary Chapter 11 bankruptcy reorganization proceedings. As a result of the reorganization, all of our previously existing common stock was canceled in exchange for up to 200,000 warrants to purchase our common stock. A group of five investors, each of which is a selling stockholder who may offer shares under this prospectus, invested an aggregate $30 million for the right to direct ownership of approximately 7 million shares of our common stock. An additional 3 million shares of our common stock, together with approximately $47.5 million in cash and $60 million in Secured Deferrable Interest Notes were distributed to our former bondholders in exchange for the cancellation of approximately $282 million in debt. As part of our reorganization plan we also obtained approximately $25 million in new credit facilities, implemented a new business plan and reduced the number of operating locations worldwide. See "The Company - - The 1999-2000 Restructuring." On January 12, 2001, we entered into a Modification Agreement modifying the terms of our working capital facility, reducing the amount of the commitment under the facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Risk Factors

         An investment in our securities involves a high degree of risk. Prospective investors should carefully review the section entitled "Risk Factors" beginning on page 4, as well as other information provided in this prospectus.

Summary Financial Information

         The summary financial information set forth below has been prepared in accordance with generally accepted accounting principles, and is derived from the financial statements and the notes to those statements appearing elsewhere in this prospectus. This summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes included in this prospectus.


--------------------------------------------------------------------------------------------------------------------

                                                         Fiscal Year                     Thirty Nine Weeks Ended
                                          --------------------------------------------------------------------------
                                          --------------------------------------------------------------------------

                                              1997          1998           1999          9/26/99        9/24/00
                                              ----          ----           ----          -------        -------
--------------------------------------------------------------------------------------------------------------------
Statements of Operations Data: **
--------------------------------------------------------------------------------------------------------------------
Revenues Food and beverage                    $273,344        $259,644      $203,568        $168,179        $98,913
--------------------------------------------------------------------------------------------------------------------
         Merchandise                           173,966         107,652        64,799          55,998         25,899
--------------------------------------------------------------------------------------------------------------------
         Other                                  27,815          19,678        12,602           7,939         11,766
--------------------------------------------------------------------------------------------------------------------
Total Revenues                                 475,125         386,974       280,969         232,116        136,578
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
         Food and beverage cost of sales        61,930          61,474        51,932          43,068         25,094
--------------------------------------------------------------------------------------------------------------------
         Merchandise cost of sales              57,519          49,400        22,589          19,506          9,121
--------------------------------------------------------------------------------------------------------------------
         Other costs and expenses              350,691         476,845       400,989         305,769        167,747
--------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                       470,140         587,719       475,510         368,343        201,962
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                    4,985       (200,745)     (194,541)       (136,227)       (65,384)
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item
and changes in accounting principles            $8,258      $(237,948)    $(221,070)      $(158,916)      $(64,193)
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Income (loss) per share before
extraordinary item and changes in
accounting principles:
Basic and Diluted                                $0.08         $(2.18)       $(2.03)         $(1.46)        $(1.11)
--------------------------------------------------------------------------------------------------------------------
Dividends                                        -----           -----         -----           -----          -----
--------------------------------------------------------------------------------------------------------------------
Shares used in computing per share data:
--------------------------------------------------------------------------------------------------------------------
         Basic                             108,465,000     109,073,000   109,091,000     109,091,000     57,674,000
--------------------------------------------------------------------------------------------------------------------
         Diluted                           109,805,000     109,073,000   109,091,000     109,091,000     57,674,000
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Balance Sheet Data and Other
Information: **
--------------------------------------------------------------------------------------------------------------------
         Total Assets                        $ 505,559        $472,627      $234,941        $303,722       $159,020
--------------------------------------------------------------------------------------------------------------------
         Long-term debt                         70,491         258,235         1,648           8,155         62,670
--------------------------------------------------------------------------------------------------------------------
         Liabilities subject to                      -               -       304,671               -             --
         compromise
--------------------------------------------------------------------------------------------------------------------
         Stockholders' equity (deficit)        338,541         106,315     (115,045)        (50,628)         34,838
--------------------------------------------------------------------------------------------------------------------
         Cash flow from (used in)               31,273        (38,010)      (43,479)        (39,539)       (19,305)
         operations
--------------------------------------------------------------------------------------------------------------------
         Capital Expenditures                  120,033         105,819        22,151           4,118            550
--------------------------------------------------------------------------------------------------------------------
         Units open at period end:
--------------------------------------------------------------------------------------------------------------------
                  Company-owned                     53              60            36              50             30
--------------------------------------------------------------------------------------------------------------------
                  Franchised                        34              35            36              34             33
--------------------------------------------------------------------------------------------------------------------
** Dollar amounts in thousands

Use of Proceeds

         We will not receive any of the proceeds from the sale of the registered shares.

         We may, however receive certain proceeds from the exercise of warrants to purchase shares of our Class A common stock covered by this prospectus. The holders of the warrants are not obligated to exercise their warrants. In the event one of the selling stockholders elects to convert certain indebtedness into shares of our Class A common stock, we may also have cash available which otherwise would not have been available except for such conversion. Any proceeds we receive from the exercise of the warrants or conversion of any indebtedness will be used for working capital and general corporate purposes. See "Use of Proceeds."


The Offering


Common stock offered
for resale:............................    9,908,622 shares Class A common
                                           stock, consisting of:

                                           o       7,350,024 shares of our
                                                   Class A common stock
                                                   which are held by, or
                                                   issuable upon
                                                   conversion of our Class
                                                   B common stock held by,
                                                   the selling
                                                   stockholders

                                           o       up to 225,257 shares of
                                                   our Class A common
                                                   stock which are
                                                   issuable upon exercise
                                                   of warrants held by the
                                                   selling stockholders,
                                                   and

                                           o       up to 2,333,341 shares
                                                   of our Class A common
                                                   stock issuable upon
                                                   conversion of up to $10
                                                   million of
                                                   indebtedness,
                                                   approximately $4
                                                   million of which is
                                                   currently outstanding.


Common stock outstanding prior
to this offering:......................    3,000,001 shares Class A common stock
                                           7,000,023 shares Class B common stock


Trading Symbol for Class A
common stock...........................    Our Class A common stock is traded on
                                           the Nasdaq over-the-counter bulletin
                                           board quotation system under the
                                           trading symbol "PHWD"

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus and the registration statement of which it is a part contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Our statements of plans, intentions, estimates and objectives and statements of future economic performance contained in this prospectus should be deemed to be forward-looking statements. Statements containing terms such as "believes," "does not believe," "no reason to believe," "expects," "may," "will," "should," "plans," "intends," "estimates," "anticipated," "anticipates" or similar expressions are considered to contain uncertainty and are intended to identify forward-looking statements.

         Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. Cautionary statements are made in certain sections of this prospectus, including under "Risk Factors." These cautionary statements should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus, the materials referred to in this prospectus or the materials incorporated by reference into this prospectus. You are cautioned that no forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement. All forward-looking statements reflect management's view only as to the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, even if new information becomes available or other events occur. Forward-looking information set forth in this prospectus is provided by us pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995.


                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully review the information set forth below, as well as other information appearing elsewhere in this prospectus, before making an investment in our common stock. The following are the most significant risk factors that we believe are material to investors who purchase or own our common stock.

         Our Recent Bankruptcy Reorganization May Hurt Our Business and Increase Our Cost of Working Capital. Our recent bankruptcy reorganization may hamper our ability to regain consumer acceptance, establish new relationships with commercial lenders and complicate our efforts to obtain future financing. As a result, our earnings may be adversely affected as well as the market value of our common stock.

         Our Lack of Profitable Operations in Recent Periods May Continue. We operate in an intensely competitive environment in which competing themed restaurants have entered many of our existing markets. To some extent, this has caused our operating revenues to decrease for the last three years. We have also experienced a net loss for the last two years. Although we are undertaking several initiatives in accordance with our plan of reorganization to improve our performance and regain consumer acceptance, you cannot be sure that these initiatives will be successful and that our revenues will not continue to decline. Any such continued decline may adversely affect our earnings and the market value of our common stock.

         Our Highly Leveraged Position May Limit our Ability To Operate Our Business. Although consummation of our plan of reorganization significantly reduced our debt obligations, we still have substantial indebtedness and debt service requirements, in absolute terms and in relation to stockholders' equity. At March 26, 2000, prior to our reorganization, we had indebtedness (including long-term debt reclassified to liabilities subject to compromise) of $350.1 million and a stockholders' deficit of $(128.9) million. At September 24, 2000, subsequent to our reorganization, our aggregate indebtedness totaled approximately $122.3 million and stockholders' equity was $34.8 million.

         We believe, based on our forecasts, that our current cash on hand, together with the funds available under our working capital facility, the funds available under our $10 million standby term loan, funds to be made available under a proposed $3 million secondary credit facility from an investor group and cash generated from certain asset sales will be sufficient to meet our operating cash requirements, to pay interest and scheduled amortization on all of our outstanding indebtedness and to fund anticipated capital expenditures through 2001. Even with the completion of our plan of reorganization, however, our ability to meet our debt service obligations, including our ability to refinance a portion of our 10% Secured Deferrable Interest Notes when they mature in 2005, will depend on a number of factors, including our ability to generate positive operating cash flow, and there can be no assurance that targeted levels of operating cash flow will actually be achieved. Our ability to generate positive operating cash flow will depend upon consumer tastes, the success of marketing initiatives and other efforts by us to increase customer traffic in our restaurants, prevailing economic conditions and financial, business and other factors, many of which are beyond our control.

         The degree to which we are leveraged and the terms governing our debt obligations, including restrictive covenants and events of default, could have important consequences to holders of our common stock, including the following:

                 o our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate expenditures or other purposes may be impaired,

                 o a substantial portion of our cash flow from operations must be dedicated to debt service and will not be available for other purposes,

                 o the terms of our debt obligations will restrict our ability to pay dividends and will impose other operating and financial restrictions,

                 o we may be more leveraged than other companies offering similar products and services, which may place us at a competitive disadvantage, and

                 o our ability to react to changes in the industry and changing business and economic conditions may be limited.

         If we are unable to service our indebtedness and/or comply with the covenants of our debt obligations, there would be a default under such obligations. Such a default, if not waived, would require us to adopt one or more other strategies that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital. You cannot be sure that any of these strategies could be effected on satisfactory terms, if at all.

         Five Stockholders Control A Substantial Amount Of Our Stock And May, Therefore, Influence Our Affairs. Five stockholders, all of whom are selling stockholders under this prospectus, beneficially own and control, prior to this offering, the percentages of our outstanding common stock set forth in the following table.
                                                    -------------------------

                                                      Approximate Beneficial
                                                    Ownership At 12/15/00 (1)
-----------------------------------------------------------------------------

Beneficial Holder                                     Class              %
-----------------                                     -----              -
-----------------------------------------------------------------------------

Bay Harbour Management L.C.                             A              13.1
-----------------------------------------------------------------------------

Holst Trust                                             B              23.3
-----------------------------------------------------------------------------

Leisure Ventures Pte, Ltd.                              B              11.7
-----------------------------------------------------------------------------

Kingdom Planet Hollywood, Ltd.                          B              23.3
-----------------------------------------------------------------------------

Magnetic Light Profits Limited A and B 19.3
-----------------------------------------------------------------------------
(1) Includes certain shares retained by us in accordance with our plan of reorganization. See "Security Ownership of Certain Beneficial Owners and Management" and "Selling Stockholders."

         Accordingly, until there is a substantial decrease in the percentage of the outstanding shares of common stock held by such stockholders, they will continue to have significant influence over our affairs. Furthermore, in accordance with our governing documents, our plan of reorganization and certain voting agreements between stockholders, the holders of our Class B common stock have the right to elect all the members of our board of directors until certain events occur, and they will also have the ability to influence significantly the approval of important corporate transactions and other matters requiring stockholder approval without the approval of minority stockholders. See "The Company -- The 1999-2000 Restructuring." The concentration of ownership of our common stock held by these holders could significantly impair the liquidity and adversely affect the market price of our common stock. Other investors in the public market may avoid making an investment in our common stock because of such concentration of ownership.

         We Have Previously Entered Into Transactions With Related Parties Which May Pose Potential Conflicts of Interest. Certain related party transactions between us and some of our directors and/or principal stockholders may involve inherent conflicts of interest. In the past, we have entered into business transactions with certain of our principal stockholders, including certain of the selling stockholders, and may continue to enter into such transactions in the future. See "Selling Stockholders -- Material Relationships" and "Certain Relationships and Related Transactions." We have no current plans to enter into any additional related party transactions and our policy is not to enter into transactions with related persons unless the terms thereof are at least as favorable to us as those that could be obtained from unaffiliated third parties. Furthermore, our restated bylaws provide that we may not enter into any transaction with any director or beneficial owner of 5% or more of our capital stock without the affirmative vote of at least a majority of our board of directors, including at least one of the directors appointed by (a) holders of at least a majority in principal amount of our outstanding 10% Secured Deferrable Interest Notes due 2005, or (b) the Class A stockholders. See "The Company -- The 1999 - 2000 Restructuring."

         If We Are Not Able To Retain Our Remaining Founder Or Other Key Employees Our Business Could Be Adversely Affected. Our success has depended to a significant extent upon the contributions of Robert Earl, one of our founders, our Chairman of the Board of Directors and Chief Executive Officer. We also believe that our ability to successfully implement our business strategy and operate profitably depends on the continued employment of our senior management team led by Mr. Earl. Our future success will depend, in part, on our ability to attract, retain and motivate qualified personnel. While we do have employment agreements with many of our executive officers, including agreements with Mr. Earl expiring on December 31, 2004, there can be no assurance such agreements will not be terminated prior to their expected term.

         In the event of Mr. Earl's, or any of the other senior executives', departure from us, you cannot be sure that we would be able to attract or retain suitable successors. Any such departure could materially adversely affect us. For example, historically, an important component of our marketing and consumer awareness strategy has been to promote our business through the active participation of celebrities and celebrity stockholders, and while certain celebrities have granted us the right to use their name, likeness and memorabilia in connection with promoting our business, without Mr. Earl's involvement the celebrity support which we have enjoyed in the past may not continue. Furthermore, pursuant to certain of our key contractual arrangements, including the lease for our Planet Hollywood unit in Orlando, Florida, upon the death, physical or mental incapacitation or retirement of Mr. Earl, we may lose certain of the substantial benefits that have contributed to our success or that are expected to contribute to any of our future growth. We have obtained a $25 million key man life insurance policy covering Mr. Earl, but you cannot be sure that the coverage provided by such policy will be sufficient to compensate us for the loss of Mr. Earl's services.

         Our Charter Documents And Delaware Law May Inhibit A Takeover. In certain circumstances, the fact that corporate devices are in place that will inhibit or discourage takeover attempts could reduce the market value of our common stock. Our Amended and Restated Certificate of Incorporation and Fourth Amended and Restated Bylaws contain certain provisions that may discourage other persons from attempting to acquire control of us. These provisions include, but are not limited to:

                 o         a staggered Board of Directors,
                 o the authorization of the Board of Directors to issue shares of undesignated preferred stock in one or more series without the specific approval of the stockholders,
                 o the establishment of advance notice requirements for director nominations and actions to be taken at annual meetings,
                 o the fact that special meetings of the stockholders may be called only by our Chief Executive Officer or upon the request of a majority of the Board of Directors, and
                 o the requirement that two-thirds of the stockholders eligible to vote are required to approve any change to the bylaws or certain provisions of the restated certificate.

         In addition, the restated certificate, the bylaws and our plan of reorganization provided that upon emergence from bankruptcy our board of directors consist of seven members, five of which were nominated by the holders of our new Class B common stock (all of whom are selling stockholders hereunder) and two of which were nominated by the creditors' committee organized during our reorganization proceedings. Such documents further provide that until certain of our debt obligations have been repaid, holders of our Class B common stock shall be entitled to elect all of our directors, with holders of our Class A common stock not being entitled to elect any of our directors. Moreover, the initial holders of our Class B common stock have entered into voting agreements whereby they have agreed to initially vote their shares in favor of the seven directors named in accordance with our plan of reorganization. The voting agreements also provide for the election of subsequent directors and the agreement to vote in accordance with the direction of Robert Earl, our Chairman of the Board and Chief Executive Officer, on certain items. See "The Company -- The 1999 - 2000 Restructuring."

         All of these provisions, as well as the provisions of Section 203 of the Delaware General Corporation Law (to which we are subject), could impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

         If We Cannot Respond To Competitive Factors Our Business and Stock Price Could Be Adversely Affected. The restaurant and retail merchandising industries are highly competitive and the competition can be expected to increase. Our future performance will be subject to a number of factors, including competition. Price, location, food and merchandise quality and selection, quality and speed of service and attractiveness of facilities are important aspects of competition as are the effectiveness of marketing and advertising programs. Our competitive environment is also affected by factors beyond our or a particular restaurant's control. Our restaurants compete with a wide variety of restaurants ranging from international, national and regional restaurant chains (some of which have substantially greater financial, marketing and other resources than us) to locally-owned restaurants. In addition, some competitors have design and operating concepts similar to ours. Our ability, or inability, to respond to various competitive factors affecting the restaurant and retail industries will have an effect on our earnings and the market value of our common stock. If we are unable to respond to such factors our earnings and the market value of our common stock could be adversely affected.

         If We Cannot Respond To Consumer Tastes And Other Conditions Our Business and Stock Price Could Be Adversely Affected. If we are unable to adapt or respond to various economic, market and other factors affecting the restaurant and retail industries our earnings and the market value of our common stock may be adversely affected. The restaurant and retail merchandising industries are affected by changes in consumer tastes and by international, national, regional and local economic conditions and demographic trends. Discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants, among other factors, also impact the performance of our units. Changes in any of these factors in the markets where we operate units could adversely affect our results of operations. Multi-unit restaurant chains such as ours can also be materially and adversely affected by publicity resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Dependence on frequent deliveries of fresh produce and groceries subjects our business to the risk that shortages or interruptions in supply, caused by adverse weather or other conditions, could adversely affect the availability, quality and cost of ingredients. In addition, unfavorable trends or developments concerning factors such as inflation, increased food, labor and employee benefit costs (including increases in hourly wage and minimum unemployment tax rates) and the availability of experienced management and hourly employees may also adversely affect the restaurant and retail industries in general and our results of operations and financial condition in particular.

         There is a Risk That Our Unit Locations May Not Be Attractive to Customers. The success of our company-owned and franchised units is significantly influenced by location. There can be no assurance that current locations will continue to be attractive, as demographic patterns change. In addition, it is possible the locale or economic conditions where a unit is located could decline, resulting in potentially reduced sales in those locations. There is also active competition for advantageous commercial real estate sites suitable for restaurants, and there can be no assurance that we will be able to acquire such sites for any future development.

         There Is A Risk We May Not Be Able To Satisfactorily Dispose Of Discontinued Ventures. As part of our general reorganization we have refocused on our core Planet Hollywood operations which has caused us to sell, franchise, license and/or close certain of our company-owned Planet Hollywood, Official All Star Cafe, Cool Planet and Sound Republic units. In addition, we have discontinued and/or disposed of certain other ventures such as the Official All Star Hotel and Planet Hollywood Hotel. We intend to continue to focus on our Planet Hollywood operations and expect to sell, franchise, license or joint venture certain other assets and/or concepts, such as our minority interest in New York signage tower rights, in the future. See "The Company - In General." There can be no assurance that we will be able to consummate such transactions on satisfactory terms, if at all. Our inability to do so could negatively affect our business.

         Uncertainties Of The Public Market For Our Common Stock Could Adversely Affect The Value Of Our Common Stock. Our Class A common stock is traded on the Nasdaq over-the-counter bulletin board quotation system under the trading symbol "PHWD." Although we are in the process of applying to list our Class A common stock on the American Stock Exchange in order to further facilitate the trading of our common stock, there can be no assurance that we will be able to obtain and/or maintain such listing or that an active trading market in our common stock will develop and continue. Accordingly, no assurance can be given that a holder of our common stock will be able to sell such securities in the future or as to the price at which any such sale may occur.

         Our Common Stock Could Be Subject to the SEC's Penny Stock Regulations, Which May Make Resales of Our Common Stock More Difficult. Our Class A common stock could be considered "penny stock" in transactions which are regulated by certain SEC rules. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system). The penny stock rules generally impose additional duties and responsibilities upon broker-dealers and salespersons effecting transactions in penny stocks, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction. In addition, some broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with certain of the penny stock trading rules. Consequently, these requirements may reduce any trading activity in the secondary market for a security that becomes subject to the penny stock rules. Even though our Class A common stock may eventually be listed on the American Stock Exchange or some other exchange, the SEC can designate our securities as "penny stock." Furthermore, in the event our Class A common stock is not listed and/or no longer quoted on the Nasdaq over-the-counter bulletin board quotation system or another exchange, the common stock may become subject to the penny stock rules. There can be no assurance that our Class A common stock will not become subject to the penny stock rules, which may make it more difficult to sell shares of our Class A common stock in the public market.

         Our Stock Price Could Be Adversely Affected By Sales Of Unregistered Shares Or Other Shares Which Are Eligible for Future Sale. Sales of substantial amounts of previously unregistered shares of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our Class A common stock.

         We currently have approximately 3,000,001 shares of Class A common stock outstanding and 7,000,023 shares of Class B common stock outstanding. All of the Class B common stock is convertible into shares of Class A common stock (1 for 1) under certain circumstances. See "The Company -- The 1999 - 2000 Restructuring" and "Description of Share Capital." This prospectus relates, in part, to the registration of the 7,000,023 shares of Class A common stock which are issuable upon conversion of the Class B common stock held by the selling stockholders. Of the shares of Class A common stock currently outstanding, we estimate that there are approximately 350,000 unregistered shares of Class A common stock outstanding (excluding the shares being registered in connection with this prospectus), some of which may be freely traded or may be traded under certain volume and other restrictions set forth in Rule 144 promulgated under the Securities Act. In addition, pursuant to our plan of reorganization, we have issued warrants to purchase up to 200,000 shares of our Class A common stock at an exercise price of $65.50 per share which are exercisable until May 9, 2003, and warrants to purchase 200,000 shares of our Class A common stock at an exercise price of $4.2857 per share which are exercisable until January 9, 2003.

         We have also reserved an aggregate 1,000,000 shares of our Class A common stock for issuance pursuant to our 2000 Stock Award and Incentive Plan and 2000 Celebrity Stock Award and Incentive Plan. Since both of the incentive plans are expected to be registered on Form S-8 with the SEC, shares of our Class A common stock issued in conjunction with the incentive plans are expected to be eligible for sale in the open market. At September 24, 2000, approximately 438,250 shares were subject to outstanding options with an exercise price of approximately $ 2.38 per share.

         We cannot predict what effect, if any, sales of shares of our Class A common stock under this prospectus, Rule 144 or otherwise, or the future availability of such shares for sale, will have on the market price of our Class A common stock.

         We Have Experienced Strains On Our Management Because Of Past Rapid Growth And There Are Continued Risks Associated With Our Ability To Manage Growth. We previously experienced substantial growth in a relatively short period of time, including significant increases in the number of company-owned and franchised units. This imposed significant strains on our management. While as part of our plan of reorganization we have slowed our rate of growth, our failure to adequately manage future growth, or unexpected difficulties encountered during expansion of our activities, could have a material adverse impact on our results of operations and financial condition.

         Our Business Has Been Subject To Fluctuations in Quarterly Results And Continued Fluctuations Could Negatively Impact Our Stock Price. The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in operating results. Revenues and results of operations are difficult to predict and may fluctuate substantially from quarter to quarter. For example, as a result of the revenues associated with each new company-owned unit and the recognition of franchise fees, the timing of new unit openings may result in significant fluctuations in quarterly results. Quarterly results have also been affected by asset write-downs associated with unit closings and unit cash flow considerations. In addition, our revenues have generally been seasonal due to the greater number of tourists who patronize our units during the summer and year-end holiday seasons. Occupancy and other operating costs, which remain relatively constant, have a disproportionately greater negative effect on operating results during periods with lower restaurant sales. Although units in certain locations are affected by different seasonal influences, we have historically experienced our strongest operating results from June through August. You cannot be sure, however, that any such trend will continue.

         Our Stock Price Has Been, And May Continue To Be, Subject To Large Price Swings Which We Are Not Able To Control. Companies such as ours, involved in the theme restaurant industry, have experienced substantial price volatility in the market prices of their stock, and such volatility may continue to occur in the future. Additionally, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In addition to such broad market fluctuations, factors such as the following may have a significant effect on the market price of our common stock:

                 o         fluctuations in our operating results,

                 o announcements of new ventures or products by us or our competitors,

                 o the perception by others of our ability to obtain any new financing necessary,

                 o public perception as to the viability of products developed by us or our competitors,

                 o changes in analysts' recommendations regarding us, and

                 o         general market conditions, including interest rates.

         Because of Our Reorganization Our Financial Statements May Not Be Comparable. As a result of the consummation of our plan of reorganization (with an effective date of May 9, 2000) and the transactions contemplated thereby, our financial condition and results of operations from and after the effective date of our plan of reorganization may not be comparable to the financial condition or results of operation reflected in the historical financial statements previously filed by us with the SEC.

         There Is A Risk That The Value Of Our Trademarks And Other Proprietary Rights Could Be Diminished By Improper Use By Others. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. Accordingly, we have devoted substantial resources to the establishment and protection of our trademarks and proprietary rights. However, the actions taken by us to establish and protect our trademarks and other proprietary rights may be inadequate to prevent imitation or improper use of our products by others or to prevent others from claiming violations of their trademarks and proprietary rights by us.

         Currency, Political And Other Risks Associated With Our International Operations Could Negatively Impact Our Business. We may experience adverse results in our foreign operations and you cannot be sure that significant currency fluctuations will not adversely affect our reported results. Our international commercial activities may also be limited or disrupted by the imposition of government controls, unique license requirements, political instability, trade restrictions, changes in tariffs or taxes, regional economic conditions, currency fluctuations and changes, and difficulties in staffing and managing such complexities.

         In fiscal 1999, revenues from foreign units constituted approximately $87.2 million (or 31%) of our total revenues:

         o Revenues from company-owned units outside the United States -- approximately 29% of total revenues.

         0 Royalties and initial franchise fees from foreign franchised units -- approximately 2% of total revenues.

         Foreign operations present risks that are different than those encountered in North America, including potential political, social and economic instability (such as the turmoil in Asia and Russia during the past several years, where a total of eight of our franchised units are located). Uncertain economic conditions in certain foreign markets also may adversely affect the operating results of franchised units in those markets as well as the collectibility of receivables from those units.

         In addition, our international operations expose us to fluctuations between the U.S. dollar, which is the reporting currency in our financial statements, and the local currencies in which units outside the United States transact business and on which royalties from franchises located outside the United States are based. We have not historically engaged in any significant hedging activities with respect to our non-U.S. dollar operations and therefore our reported results of operations could be adversely affected should significant fluctuations occur.

         We Are Subject To Extensive Government Regulation Which Could Negatively Impact Our Business. The restaurant industry and, to a lesser extent, the retail merchandising industry, are subject to numerous federal, foreign, state and local government regulations, including those relating to:

         *  the preparation and sale of food  *  the sale of alcoholic beverages
         *  building and zoning requirements  *  health and sanitation
         *  environmental protection          *  relationships with employees
         *  minimum wage requirements         *  unemployment
         *  overtime                          *  workers' compensation
         *  working and safety conditions     *  citizenship requirements

Any change in the current status of such regulations, including an increase in the minimum wage, employee benefit costs, workers' compensation insurance rates or other costs associated with employees, could substantially increase our compliance and labor costs which may, in turn, have an adverse effect on our business.

         Our business is also subject to federal and state laws that prohibit discrimination and regulate the design and operation of our facilities, such as the Americans With Disabilities Act of 1990. Because we serve alcoholic beverages at our units we may also be subject in certain states to "dram-shop" statutes, which generally provide a person who is injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Our franchisee system is also subject to regulations enacted by the governments of numerous foreign countries and we cannot predict the effect on our operations, particularly on our relationships with franchisees, caused by the future enactment of additional legislation regulating the franchise relationship.

         The Fact That We Do Not Expect To Pay Dividends May Lead To Decreased Prices For Our Stock. We have never paid cash dividends on our common stock and we do not anticipate paying any dividends in the foreseeable future. In addition, restrictions contained in the instruments governing our outstanding indebtedness subsequent to our reorganization severely restrict our ability to pay dividends in the future. Accordingly, any future determination to pay dividends would be subject to such restrictions and would be dependent upon our financial condition, results of operations, capital requirements and such other factors as our board of directors deems relevant.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the registered shares offered hereby nor will such proceeds be available for our use or benefit. All proceeds from the sale of the registered shares will be for the account of the selling stockholders.

         However, an aggregate 225,257 shares of our Class A common stock covered by this prospectus are issuable only upon the exercise of warrants. The holders of the warrants are not obligated to exercise their warrants. If the warrants are exercised in full by payment of their respective stated exercise prices in cash, then we will receive gross proceeds of approximately $2,511,474 from the exercise of the warrants, which we will use for working capital and general corporate purposes. In addition, an aggregate 2,333,341 shares of our Class A common stock covered by this prospectus are issuable only upon the conversion of certain then-outstanding indebtedness under a term loan, approximately $4 million of which is currently outstanding. The maker of the term loan is not obligated to convert any outstanding balance. In the event the entire available term loan balance is outstanding, and the holder elects to convert the entire balance into shares of our Class A common stock, then we will have available approximately $10 million which otherwise would have had to been repaid under the term loan.


           PRICE AND RELATED INFORMATION CONCERNING REGISTERED SHARES

Market Information

         Pursuant to our plan of reorganization, on May 9, 2000, the effective date of our reorganization, all of our securities outstanding prior to such date were canceled and we issued the following equity securities:

                 o 3,000,001 shares of new Class A common stock to certain creditors

                 o 7,000,023 shares of new Class B common stock to five new equity investors, such shares being convertible into Class A common stock (1 for 1) under certain circumstances

                 o warrants to purchase up to 200,000 shares of new Class A common stock to the lender of our $10 million standby term loan, exercisable until January 9, 2003 at $4.2857 per share

                 o warrants to purchase up to 200,000 shares of new Class A common stock to holders of our canceled common stock, exercisable until May 9, 2003 at $65.50 per share

         Beginning May 16, 2000, our newly issued Class A common stock began trading on the Nasdaq over-the-counter bulletin board quotation system under the symbol "PHWD." The following table sets forth, for the periods indicated and as reported by the Nasdaq over-the-counter bulletin board quotation system, the high and low bid prices of our Class A common stock.

                                                                         Low              High
                                                                         ---              ----
         May 16, 2000 - June 25, 2000 (end of 2nd quarter)             $ 2.06           $ 3.25
         June 26, 2000 - September 24, 2000 (end of 3rd quarter)       $ 2.09           $ 4.00
         September 25, 2000 - December 31, 2000 (end of 4th quarter)   $ 1.44           $ 3.28

         The last reported sales price of our Class A common stock on the Nasdaq over-the-counter bulletin board quotation system on February 8, 2001, was $2.00. We have not provided market price information for periods before May 16, 2000, because, as a result of our reorganization, our capital structure and financial condition before the effective date of our reorganization was substantially different than after the effective date. We believe market price information prior to May 16, 2000, is not indicative of or comparable to the value of our Class A common stock after the effective date of our reorganization and is not material to investors. See also, "Risk Factors - Our Stock Price Could Be Adversely Affected By Sales Of Unregistered Shares Or Other Shares Which Are Eligible For Future Sale."

Holders

         The number of record holders of our Class A common stock as of February 8, 2001, was approximately 43, although we believe there are over 300 beneficial owners of our Class A common stock.

Dividends

         We do not intend to pay cash dividends in the foreseeable future. See "Risk Factors - The Fact That We Do Not Expect To Pay Dividends May Lead To Decreased Prices For Our Stock."


                             SELECTED FINANCIAL DATA

         The selected financial data set forth below with respect to the fiscal years ending 1999, 1998 and 1997 are derived from the audited financial statements included elsewhere in this prospectus. The financial data for the fiscal years ended 1996 and 1995 are derived from audited financial statements not included in this prospectus. The financial data for the thirty-nine week periods ended September 24, 2000 and September 26, 1999 are derived from unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth in those statements. The operating results for the thirty-nine weeks ended September 24, 2000 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2000 or any other future period. The information set forth below should be read in conjunction with the audited financial statements and notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" following this table.

                      Planet Hollywood International, Inc.
                      Selected Financial and Operating Data
              (Dollar amounts in thousands, except per share data)

-------------------------------------------- -------------------------------------------------------------- ------------------------
                                                                   Fiscal Year Ended                        Thirty-Nine Weeks Ended
-------------------------------------------- -------------------------------------------------------------- ------------------------
                                                1995        1996         1997        1998         1999        9/26/99      9/24/00
Statements of Operations Data:

Revenues

    Food and beverage                          $160,997     $222,481    $273,344     $259,644     $203,568     $168,179      $98,913

    Merchandise                                 104,051      124,955     173,966      107,652       64,799       55,998       25,899

    Movie                                            --           --          --           --        3,865        2,109        5,774

    Royalties, franchise and other                5,558       25,928      27,815       19,678        8,737        5,830        5,992
-------------------------------------------- ----------- ------------ ----------- ------------ ------------ ------------ -----------
Total revenues                                  270,606      373,364     475,125      386,974      280,969      232,116      136,578
-------------------------------------------- ----------- ------------ ----------- ------------ ------------ ------------ -----------
Costs and Expenses:

    Food and beverage cost of sales              38,537       50,190      61,930       61,474       51,932       43,068       25,094

    Merchandise cost of sales                    35,769       40,626      57,519       49,400       22,589       19,506        9,121

    Movie cost of sales                              --           --          --           --        2,043        1,021        3,053

    Operating expenses                          116,805      156,893     208,484      237,930      212,822      169,799      105,934

    General and administrative                   22,213       23,041      54,683       64,548       44,465       33,490       17,458

    Preopening expenses                          13,907       14,257      18,868       10,384        1,842        1,623           --

    Depreciation and amortization                 8,275       13,038      19,957       25,024       19,104       15,511        8,741

    Restructuring and reorganization charges         --           --          --        6,925       16,029        4,528        8,396

    Accelerated compensation expense                 --           --          --        6,191                        --           --

    Impairment of long-lived assets                  --           --      48,699      125,843      104,684       79,797       24,165
-------------------------------------------- ----------- ------------ ----------- ------------ ------------ ------------ -----------
Total costs and expenses                        235,506      298,045     470,140      587,719      475,510      368,343      201,962
-------------------------------------------- ----------- ------------ ----------- ------------ ------------ ------------ -----------

Income (loss) from operations                    35,100       75,319       4,985    (200,745)    (194,541)    (136,227)     (65,384)
-------------------------------------------- ----------- ------------ ----------- ------------ ------------ ------------ -----------
    Interest income                                 598        2,121       1,327        4,847        1,499          981          780

    Interest (expense)                         (11,827)      (4,995)          --     (25,822)     (27,628)     (25,499)      (3,476)

    Equity in income (loss) of
    unconsolidated affiliates                       848        4,308       6,900     (11,022)      (8,093)      (3,148)      (2,023)

    Gain on sale of subsidiary interests            611           --          --           --        6,723        6,723        1,300

    Net gain (loss) on disposals of assets                                                           (918)      (2,151)          816

    Minority interests                          (3,728)      (1,037)          --           --        1,888          405        3,794

    Provision for income taxes                    (875)     (27,636)     (4,954)      (5,206)           --           --           --
-------------------------------------------- ----------- ------------ ----------- ------------ ------------ ------------ -----------
Income (loss) before extraordinary item and     $20,727      $48,080      $8,258   $(237,948)   $(221,070)   $(158,916)    $(64,193)
     change in accounting principle
                                                         ------------ ----------- ------------ ------------ ------------ -----------
Income (loss) per share before
extraordinary item and changes in
accounting principles:

    Basic                                         $0.26        $0.37       $0.08      $(2.18)      $(2.03)      $(1.46)      $(1.11)

    Diluted                                        0.25         0.37        0.08       (2.18)       (2.03)       (1.46)       (1.11)
                                                         ------------ ----------- ------------ ------------ ------------ -----------
Dividends                                            --           --          --           --           --           --           --
                                                         ------------ ----------- ------------ ------------ ------------ -----------

Shares used in computing per share data:

    Basic                                    80,000,000  100,741,000  108,465,000 109,073,000  109,091,000  109,091,000   57,674,000

    Diluted                                  80,233,000  102,590,000  109,805,000 109,073,000  109,091,000  109,091,000   57,674,000
                                                         ------------ ----------- ------------ ------------ ------------ -----------
Financial Position:

    Working capital                             $15,528      $60,551     $31,518       $9,822      $41,778   $(262,337)    $(16,091)

    Total assets                                240,185      401,260     505,559      472,627      234,941      303,722      159,020

    Long-term debt                              122,745        7,529      70,491      258,235        1,648        8,155       62,670

    Liabilities subject to compromise                --           --          --           --      304,671           --           --

    Minority interests                           10,466           --          --           --        3,212        4,471        1,912

    Redeemable warrants                          15,000           --          --           --           --           --           --

    Stockholders' equity (deficit)               28,145      312,131     338,541      106,315    (115,045)     (50,628)       34,838
-------------------------------------------- ----------- ------------ ----------- ------------ ------------ ------------ -----------
Other Statistics:

    Cash flow from  (used in) operations        $33,370      $48,830     $31,273    $(38,010)    $(43,479)    $(39,539)    $(19,305)

    Capital expenditures                         80,291       81,675     120,033      105,819       22,151        4,118          550

    Units open at fiscal year end:

         Company-owned                               23           37          53           60           36           50           30

          Franchised                                  6           21          34           35           36           34           33
-------------------------------------------- ----------- ------------ ----------- ------------ ------------ ------------ -----------
Total                                                29           58          87           95           72           84           63
-------------------------------------------- ----------- ------------ ----------- ------------ ------------ ------------ -----------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. All statements contained herein that are not historical facts including, but not limited to, statements regarding our current business strategy, our projected sources and uses of cash, and our plans for future development and operations, are based upon current expectations. Such statements are forward-looking in nature and involve a number of risks and uncertainties, including the factors described under "Risk Factors" and elsewhere in this prospectus, that could cause actual results to differ materially from historical results or those currently anticipated. We caution readers not to place undue reliance on any such forward-looking statements and urge all recipients of this prospectus to read it in its entirety.

Overview and Background

         Historically, we have derived substantially all of our revenues from our theme restaurants, which revenues have consisted of (i) food and beverage revenues, (ii) merchandise revenues, (iii) royalties and (iv) franchise fees. Food and beverage revenues, movie revenues and merchandise revenues derived from company-owned units, as well as merchandise revenues from other retail channels, are referred to herein collectively as "Direct Revenues." For fiscal 1999, food and beverage revenues were approximately 74.8% of Direct Revenues, merchandise revenues were approximately 23.8% of Direct Revenues and movie revenues were approximately 1.4% of Direct Revenues.

         Of our 72 units open at fiscal year end 1999, 36 were franchised and/or licensed. Franchisees are typically required to pay an initial franchise fee of up to $2.0 million, which is recognized when all of our pre-opening obligations with respect to the unit are fulfilled. Thereafter, the franchisee is required to pay royalties based on its gross revenues from food, beverage and merchandise sales. These royalties typically range from 3% to 10% of the franchisee's food and beverage revenues and 5% to 15% of the franchisee's merchandise revenues. While we have historically received payments for franchise fees and royalties, we have experienced significant delays in collecting other amounts due from several franchisees, including cost reimbursements and memorabilia lease payments. We intend to more aggressively pursue collection of such amounts in the future.

         During the initial period following its opening, a new unit typically realizes higher revenues than in subsequent periods of operation, due primarily to the substantial promotional activity during such period, including its celebrity grand opening event. Because of this "honeymoon" period, a unit is included in the "same unit" analysis discussed below, which only includes Company-owned units, only after it has been open for a full fiscal period after the eighteenth month of its operations, at which time its performance for that period can be compared to its performance for the first full period following the first sixth months of its operations (the comparable year ago period).

         On October 12, 1999, we and twenty-five of our domestic operating subsidiaries filed voluntary petitions commencing cases under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware. In a Chapter 11 filing, substantially all liabilities as of the petition date are subject to compromise or other treatment under a plan of reorganization. Our Chapter 11 cases resulted from a sequence of events stemming primarily from significant operating losses experienced in fiscal 1998 and 1999. These losses were primarily due to declines in same unit revenues combined with high fixed occupancy costs; overall disappointing operating results; expenses due to the development of the now discontinued Sound Republic concept; and losses from the Official All Star Cafe concept. We attributed the decrease in revenues primarily to a decline in customer traffic resulting from increased competition in the theme dining industry and tourism in several retail markets. There was likewise a decline of significant promotional and specialty retail sales during such periods.

         On December 13, 1999, our First Amended Disclosure Statement for the First Amended Joint Plan of

Reorganization as of December 13, 1999 was filed with the Bankruptcy Court. The reorganization plan was confirmed by the Bankruptcy Court on January 21, 2000, and became effective on May 9, 2000.

         As a result of the reorganization, all of our previously existing common stock was canceled in exchange for up to 200,000 warrants to purchase our current Class A common stock. A group of five investors, each of which is a selling stockholder who may offer shares under this prospectus, invested an aggregate $30 million for the right to direct ownership of approximately 7 million shares of our current Class B common stock. An additional 3 million shares of our current Class A common stock, together with approximately $47.5 million in cash and $60 million in Secured Deferrable Interest Notes were distributed to our former bondholders in exchange for the cancellation of approximately $282 million in debt. As part of our reorganization plan we also obtained approximately $25 million in new credit facilities. See "The Company - The 1999-2000 Restructuring." On January 12, 2001, we entered into a Modification Agreement modifying the terms of our working capital facility dated May 8, 2000. Generally, the purpose of the Modification Agreement was to reduce the amount of commitment under one of our working capital facilities from $15.0 million to $7.0 million and to provide for the creation of a secondary credit facility of up to $3.0 million by an investor group led by our chairman and chief executive officer, Robert Earl, to further reduce the working capital facility to $3.8 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

         In connection with our reorganization plan we also began implementing a new business plan, which calls for a reduction in the number of operating locations worldwide, the sale or other disposition of secondary business ventures, a renewed concentration on management and improvement of the core Planet Hollywood concepts. In fiscal 1998 and 1999, we completed the following steps toward our general reorganization and the fulfillment of the terms of our reorganization plan:

         * We effected a number of lease terminations and settlement agreements for the resolution of lease termination claims, or the restructuring or other disposition of lease obligations.

         * We closed or sold certain company-owned Planet Hollywood, Cool Planet, Official All Star Cafe and Sound Republic units.

         * We franchised or licensed certain company-owned Planet Hollywood units.

         * We sold and leased back our Orlando, Florida corporate office building, land and warehouse facility.

         * We sold our 20% ownership interest in the Hotel Pennsylvania and canceled the related Official All Star Cafe license agreement.

         * We have refocused on our core Planet Hollywood operations by introducing a new menu, updating the look and appearance of the restaurants, launched a new merchandise strategy aimed at providing more fashion-oriented merchandise through the introduction of seasonal lines, and initiated a new marketing and public relations strategy aimed at delivering a fresh, exciting and consistent message to consumers.


         Due in part to our reorganization, and the events leading up to it, we recorded charges totaling $48.7 million, $139.0 million, $120.7 million and $32.6 million in fiscal 1997, 1998, 1999, and interim 2000 respectively, relating to the write-down of net assets of units closed, franchised, licensed or sold, the impairment of long lived assets, restructuring and severance costs, accelerated celebrity compensation costs and reorganization costs. The charges were as follows (dollars in thousands):



Interim 2000                                  Planet     Official    Sound      Cool     Planet    Corporate    Total
------------                                  -------   ---------   ------     -----     -------   ---------    -----
                                             Hollywood   All Star   Republic   Planet    Movies
                                             ----------  ---------  --------   ------    ------
                                                           Cafe
                                                           ----

Impairment of long lived assets...........       $15,430   $ ----     $ ----    $ ----   $8,735     $  ----    $ 24,165
                                                 -------   ------     ------    ------   ------     -------    --------

Restructuring and reorganization costs:
     Professional fees and other
     reorganizational costs...............          ----     ----       ----      ----     ----       8,639       8,639

     Interest income during reorganization
     period...............................          ----     ----       ----      ----     ----       (243)       (243)
                                                 -------   ------      -----     -----   ------     -------    --------

Total restructuring and reorganization
costs.....................................          ----     ----       ----      ----     ----       8,396       8,396
                                                 -------   ------      -----     -----   ------     -------    --------

Total interim 2000 charges................       $15,430   $ ----     $ ----    $ ----   $8,735     $ 8,396    $ 32,561
                                                 =======   ======     ======    ======   ======     =======    ========



Fiscal 1999
-----------

Write-down of net assets associated with
closed, franchised or sold units..........       $54,740   $  284     $ ----    $  138   $ ----     $32,269    $ 87,431

Impairment of long lived assets...........        17,253     ----       ----      ----     ----        ----      17,253
                                                 -------   ------     ------    ------   ------     -------    --------


                                                  71,993      284       ----       138     ----      32,269     104,684
                                                 -------   ------     ------    ------   ------     -------    --------

Restructuring and reorganizing costs:

     Lease termination costs for units
     closed or not to be opened...........         6,587    1,157      (505)       136      ----       ----       7,375

     Professional fees & other
     reorganization costs.................          ----     ----       ----      ----      ----      7,207       7,207

     Interest income during reorganization
     period...............................          ----     ----       ----      ----      ----      (100)       (100)

     Other costs associated with unit               ----     ----       ----      ----      ----      1,547       1,547
     closings.............................       -------   ------     ------    ------   -------    -------    --------

Total restructuring and reorganization
costs.....................................         6,587    1,157      (505)       136      ----      8,654      16,029
                                                 -------   ------     ------    ------   -------    -------    --------

Total fiscal 1999 charges.................       $78,580   $1,441     ($505)    $  274   $  ----    $40,923    $120,713
                                                 =======   ======     ======    ======   =======    =======    ========


Fiscal 1998
-----------

Impairment of long lived assets...........       $33,492   $47,284    $37,133   $3,748   $  ----    $ 4,186    $125,843


Celebrity stock option expense............          ----     4,746      1,445      ----     ----       ----       6,191
                                                 -------   -------    -------   -------  -------    -------    --------


                                                  33,492    52,030     38,578    3,748      ----      4,186     132,034
                                                 -------   -------    -------   ------   -------    -------    --------

Restructuring costs:
     Employee Severance...................          ----      ----       ----     ----      ----      2,940       2,940

Lease termination costs for units closed or
not to be open............................           700       300      2,480      ----     ----        505       3,985
                                                 -------   -------    -------   -------  -------    -------    --------

Total restructuring costs.................           700       300      2,480      ----     ----      3,445       6,925
                                                 -------   -------    -------   -------  -------    -------    --------

Total fiscal 1998 charges.................       $34,192   $52,330    $41,058   $ 3,748  $  ----    $ 7,631    $138,959
                                                 =======   =======    =======   =======  =======    =======    ========



Fiscal 1997
-----------

Impairment of long lived assets...........       $25,200   $21,194    $  ----   $  ----  $  ----    $ 2,305    $ 48,699
                                                 =======   =======    =======   =======  =======    =======    ========


         As a result of operating losses and then projected future losses for certain of our restaurant units and our decision to focus our resources on the Planet Hollywood concept, we recorded fiscal 1997, 1998, 1999, and interim 2000 impairment of long lived asset charges of $48.7 million, $125.8 million, $17.3 million, and $24.2 million respectively, relating to certain under-performing domestic and foreign Planet Hollywood units as well as certain assets associated with the Company's Official All Star Cafe, Cool Planet and Sound Republic concepts. We consider continued and projected operating losses to be our primary indicators of potential impairment. An impairment was recognized as the then future undiscounted cash flows or appraised values were estimated to be insufficient to recover the related carrying value of the long lived assets. As a result, the carrying values of those assets were written down to their estimated fair values.

         Planet Hollywood Units. During fiscal 1998, we recorded an impairment charge of $33.5 million for Planet Hollywood units as the then future undiscounted cash flows for those units were estimated to be insufficient to recover the related carrying values of these assets. Lease termination costs totaling $0.7 million were recorded for two locations. Also included in this amount was a charge for our Planet Hollywood Boston unit which was sold in 1999. During fiscal 1999, we closed sixteen company-owned Planet Hollywood units resulting in net asset write-offs of $31.4 million. We also recorded an additional write-down of $18.1 million in fiscal 1999 for three units which were closed during fiscal 2000. The unit closings resulted in lease termination costs of $6.6 million for fiscal 1999. In addition to the unit closings, we franchised three company-owned units and sold two company-owned units during 1999 in exchange for nominal or no consideration. The franchise and sale transactions resulted in us recording net asset write-offs of $5.2 million. Since the end of fiscal 1999, we have closed three additional units.

         Official All Star Cafe Units. The Official All Star Cafe units were deemed impaired during fiscal 1998 due to the then future undiscounted cash flows being insufficient to recover the related carrying values of those assets resulting in an impairment charge of $47.3 million. Lease termination costs of $0.3 million were recorded in fiscal 1998 for a site which would not be developed. As a result of our decision to discontinue the funding of the expansion of this concept in 1998, we also recorded a $0.5 million charge for the write-down of Official All Star Cafe trademark costs and a $4.7 million charge to expense stock options granted to celebrities associated with the Official All Star Cafe units. During fiscal 1999, we closed or licensed certain company-owned units resulting in a net asset write-off of $0.3 million. The unit closings resulted in lease termination costs of $1.2 million for fiscal 1999. Since the end of the fiscal 1999, we have closed two units and franchised one unit. We intend to sell, franchise, license or joint venture certain remaining Official All Star Cafe units in the future.

         Sound Republic Units. We opened our first Sound Republic in the fall of fiscal 1998 in London, England and were constructing a second unit in New York City. As part of our decision to focus on the core Planet Hollywood concept, however, we discontinued the expansion of this concept. Consequently, we recorded a $27.9 million charge in fiscal 1998 for the impairment of the London unit based on continued and projected operating losses for the unit. Also in fiscal 1998, we recorded an impairment charge of $9.0 million for the New York Sound Republic site based on estimated proceeds from the sale of the assets under construction. During fiscal 1998, we also wrote off trademark costs of $0.2 million associated with this brand due to our decision to exit the sites associated with this concept and we recorded a $1.4 million charge to expense stock options granted to celebrities associated with the Sound Republic concept. We recorded a reserve of $2.5 million in fiscal 1998 for estimated lease termination costs for two other Sound Republic sites which were sold in fiscal 1999. During fiscal 1999, we sold the London, England Sound Republic unit, resulting in a $1.6 million gain on the sale. We also sold our investment in the New York City Sound Republic site resulting in a loss on the sale of approximately $2.1 million. The unit closing and site sale resulted in the net reversal of $0.5 million of 1998 lease termination accruals in fiscal 1999.

         Cool Planet Units. During the summer and fall of 1998, we opened our first three Cool Planets units in California. These ice cream and dessert units feature Cool Planet ice cream products and a decor derived from the Planet Hollywood concept. During fiscal 1998, we recorded a charge of $1.9 million to write-down the assets associated with these units. We also recorded an impairment of $1.8 million for a prepaid celebrity promotional agreement associated with the Cool Planet concept. During fiscal 1999, one company-owned Cool Planet unit was closed resulting in an additional net asset write-off of $0.1 million. The unit closing resulted in lease termination costs of $0.1 million for fiscal 1999.

         Corporate. In 1998, our then existing credit facility with SunTrust Bank, Central Florida, N.A. and other lenders was amended. The amendment required us to commence marketing our headquarters property in Orlando, Florida and the New York Times Square Hotel property. In fiscal 1998, we recorded a charge of $2.8 million on the headquarters property for the excess of the carrying value of the property over its fair value. During fiscal 1999, we sold our headquarters property for approximately $17.0 million. Immediately following the sale, we entered into a lease arrangement for the headquarters property with the purchaser for an annual lease payment of approximately $2.7 million through 2014. In conjunction with our decision to postpone any further development of certain concepts, the closing or planned closings of certain units and the then expected sale of the New York Times Square Hotel property, impairment charges of $1.4 million and $32.3 million were recorded in fiscal 1998 and 1999, respectively, for impaired goodwill and fixed assets, costs incurred for sites that would not be developed, and various memorabilia items. Included in the 1999 impairment charge was $12.1 million of goodwill. In late April 2000, and prior to our plan of reorganization becoming effective, we were able to finalize the sale of our New York Times Square Hotel property relating to the previously proposed Planet Hollywood Hotel, whereby we realized approximately $30 million, which approximated its carrying value at the time of sale. This sooner than anticipated closing eliminated the need for a previously anticipated $22 million bridge loan which was going to be part of our reorganization financing. We used the proceeds from such sale to fund payments to certain of our old creditors.

         As part of our reorganization, we also eliminated 60 and 48 positions in fiscal 1998 and 1999, respectively. Total costs paid to terminated employees in fiscal 1998 were approximately $1.4 million. Approximately $1.5 million was accrued at December 27, 1998 for future severance payments and outplacement services to be provided to these employees. As a result of the terminations, we closed several satellite offices. Approximately $0.5 million was recorded as a reserve for lease termination costs associated with those offices in fiscal 1998. Since the end of fiscal 1999, we have eliminated an additional 38 positions.

         In fiscal 1999 and interim 2000, we incurred approximately $7.2 million and $8.4 million, respectively, of legal and professional fees and other reorganization costs in connection with our restructuring and Chapter 11 filing. In addition, we incurred approximately $1.4 million of other expenses relating to the closing of certain units in fiscal 1999.

         As a summary of restructuring cost activity is as follows:


                 --------------------------------------------------------------------------------------------------------
                                                                               Lease Termination            Total
                                                             Employee        Cost for Units Closed      Restructuring
                                                             Severance        or Not to Be Opened           Costs
                 --------------------------------------------------------------------------------------------------------
                 Accrued at December 28, 1997               $            -                $       -            $       -
                 --------------------------------------------------------------------------------------------------------
                      Expensed                                       2,940                    6,118                9,058
                 --------------------------------------------------------------------------------------------------------
                      Paid                                         (1,445)                        -              (1,445)
                 --------------------------------------------------------------------------------------------------------
                 Accrued at December 27, 1998                        1,495                    6,118                7,613
                 --------------------------------------------------------------------------------------------------------
                      Expensed                                           -                    7,375                7,375
                 --------------------------------------------------------------------------------------------------------
                      Paid                                         (1,495)                  (5,568)              (7,063)
                 --------------------------------------------------------------------------------------------------------
                      Notes payable issued                               -                    (980)                (980)
                 --------------------------------------------------------------------------------------------------------
                 Accrued at December 26, 1999                            -                    6,945                6,945
                 --------------------------------------------------------------------------------------------------------
                      Expensed                                           -                        -                    -
                 --------------------------------------------------------------------------------------------------------
                      Paid                                               -                        -                    -
                 --------------------------------------------------------------------------------------------------------
                 Accrued at September 24, 2000              $            -                $   6,945            $   6,945
                                                            ===============               ==========           ==========

Operating Results

The following table sets forth certain components of our operating results expressed as a percentage of total revenues (except where otherwise indicated) for fiscal 1997, 1998 and 1999 and the thirty-nine weeks ended September 26, 1999 and September 24, 2000.


                                                                Fiscal Year                    Thirty-nine Weeks Ended
                                                                -----------                    -----------------------
Income Statement Data                                 1997          1998         1999             9/26/99         9/24/00
                                                      ----          ----         ----             -------         -------
Revenues:
   Food and beverage                                     57.5%         67.1%        72.5%               72.4%           72.4%
   Merchandise                                            36.6          27.8         23.1                24.1            19.0
   Theatre, royalty, franchise fees and other              5.9           5.1          4.4                 3.5             8.6
   Total revenues                                      100.0 %       100.0 %      100.0 %              100.0%         100.0 %
                                                       ======        ======       ======               ======         ======
Costs and expenses:
   Food and beverage cost of sales (a)                   22.7%         23.7%        25.5%               25.6%           25.4%
   Merchandise cost of sales (b)                          33.1          45.9         34.9                34.8            35.2
   Total - Cost of sales (c)                              26.7          30.2         28.1                28.2            28.5
   Operating expenses (c)                                 46.6          64.8         78.2                74.5            81.1

-----------------------

   (a)   As a percentage of food and beverage revenues
   (b)   As a percentage of merchandise revenues
   (c)   As a percentage of revenues




         Thirty-Nine Weeks ended September 24, 2000 Compared to Thirty-Nine Weeks Ended September 26, 1999

         Revenues. Total revenues decreased from $232.1 million for the thirty-nine weeks ended September 26, 1999 to $136.6 million for the thirty-nine weeks ended September 24, 2000, a decrease of $95.5 million or 41%. The decrease is primarily attributed to a decrease in same unit revenues.

         Direct Revenues decreased 42% from $226.7 million for the thirty-nine weeks ended September 26, 1999 to $130.6 million for the thirty-nine weeks ended September 24, 2000. The decrease in total revenues was attributed to approximately $42.3 million or 18% of declines in same unit sales and approximately $53.2 million of declines, related to the closing, sale, franchising or licensing of 26 company-owned units during fiscal 1999, a majority of which were completed in October 1999. The decline in same unit revenues was primarily due to declines in merchandise revenues and customer traffic.

         Costs and expenses. Food and beverage costs decreased from 25.6% of food and beverage revenues in the thirty-nine weeks ended September 26, 1999 to 25.4% in the thirty-nine weeks ended September 24, 2000. The decrease was primarily a result of costs associated with the introduction of a new menu during fiscal 1999. Merchandise costs increased from 34.8% of merchandise revenues in the thirty-nine weeks ended September 26, 1999 to 35.2% in the thirty-nine weeks ended September 24, 2000 primarily as a result of shifts in sales composition. Operating expenses, which consist primarily of labor, occupancy and other direct unit operating costs, decreased from $169.8 million in the thirty-nine weeks ended September 26, 1999 to $105.9 million in the thirty-nine weeks ended September 24, 2000. As a percentage of Direct Revenues, these costs increased from 74.5% of Direct Revenues in the thirty-nine weeks ended September 26, 1999 to 81.1% in the thirty-nine weeks ended September 24, 2000. This increase was primarily due to the relatively fixed nature of unit operating costs in relation to lower sales volumes.

         General and administrative expenses decreased from $33.5 million in the thirty-nine weeks ended September 26, 1999 to $17.5 million in thirty-nine weeks ended September 24, 2000. The decrease was due primarily to the restructuring and downsizing of our corporate staff and facilities during 1999 and first quarter 2000.

         Preopening Costs. Preopening costs were $1.6 million in the thirty-nine weeks ended September 26, 1999 related to our opening of the Planet Movies by AMC joint venture. There were no new unit openings in 2000.

         Depreciation and amortization. Depreciation and amortization expense decreased from $15.5 million in the thirty-nine weeks ended September 26, 1999 to $8.7 million in the thirty-nine weeks ended September 24, 2000. The decrease of $6.8 million was primarily due our closing, selling, franchising or licensing of 26 company-owned units during fiscal 1999, a majority of which were completed in October 1999.

         Restructuring charges. In the thirty-nine weeks ended September 26, 1999, we recorded a charge of $4.5 million related to the estimated costs to terminate leases for units closed during the fourth quarter 1999 and professional fees incurred related to restructuring activities. In the thirty-nine weeks ended September 24, 2000, we recorded a charge of $8.4 million for the costs of legal and professional fees associated with our restructuring.

         Impairment of long lived assets. In the thirty-nine weeks ended September 26, 1999, we recorded a charge of $79.8 million consisting primarily of asset write offs associated with units which were abandoned as part of our plan of reorganization. As a result of operating losses incurred and projected future losses for certain of our units, we recorded an impairment charge of $24.2 million in the thirty-nine weeks ended September 24, 2000.

         Interest expense. Interest expense decreased from $25.5 million in the thirty-nine weeks ended September 26, 1999 to $3.5 million in the thirty-nine weeks ended September 24, 2000. The interest expense for the thirty-nine weeks ended September 26, 1999 primarily resulted from our $250 million debt offering completed in March 1998. As a result of our bankruptcy filing in 1999 and through May 9, 2000, contractual interest expense of approximately $25.8 million associated with the $250 million debt offering for the thirty-nine weeks ended September 24, 2000 was not recorded. Interest expense for the thirty-nine weeks ended September 24, 2000 consists primarily of interest associated with our newly restructured debt after our May 9, 2000 emergence from bankruptcy. As of May 9, 2000, the previously issued $250,000 12% senior subordinated notes payable plus accrued interest of approximately $32,000 were satisfied through the issuance of a combination of $47,500 in cash, $60,000 of new 10% Secured Deferrable Interest Notes and approximately 3,000,000 shares of newly issued Class A common stock.

         Interest income. Interest income decreased from $1.0 million in the thirty-nine weeks ended September 26, 1999 to $0.8 million in the thirty-nine weeks ended September 24, 2000. The decrease resulted from $0.2 million of interest income in the thirty-nine weeks ended September 24, 2000 being recorded as an offset to restructuring and reorganization charges as a result of our bankruptcy filing.

         Equity in loss of unconsolidated affiliates. Equity in loss of unconsolidated affiliates decreased from a loss of $2.3 million in the thirty-nine weeks ended September 26, 1999 to a loss of $2.0 million in the thirty-nine weeks ended September 24, 2000. In the thirty-nine weeks ended September 24, 2000, we recognized $0.4 million of earnings reported by ECE, an entity 20% owned by us, and a net loss of $2.4 million related to Planet Hollywood (Asia) Pte. Ltd. ("PH Asia"). In the thirty-nine weeks ended September 26, 1999, loss of unconsolidated affiliates was principally comprised of losses incurred by PH Asia.

         Gain of sale of subsidiary interests. Gain on sale of subsidiary interests decreased from $6.7 million for the thirty-nine weeks ended September 26, 1999 to $1.3 million for the thirty-nine weeks ended September 24, 2000. During the thirty-nine weeks ended September 24, 2000, PH Asia sold an equity interest to a third party resulting in a gain of $1.3 million for the Company. During the thirty-nine weeks ended September 26, 1999, we sold our 20% ownership interest in the Hotel Pennsylvania resulting in a gain of approximately $5.8 million, and sold our Planet Hollywood unit in Zurich, Switzerland, resulting in a gain of approximately $0.9 million.

         Net loss / gain on sale of assets. In the thirty-nine weeks ended September 26, 1999, we recorded a net loss on the sale of assets of $2.2 million comprised of a loss on the sale of our New York Sound Republic Project. In the thirty-nine weeks ended September 24, 2000, we recorded a gain on the sale of assets of $0.8 million primarily resulting from the sale of our Dublin, Ireland Planet Hollywood unit.

         Minority interest and other. Minority interest and other increased from $0.4 million in the thirty-nine weeks ended September 26, 1999 to $3.8 million in the thirty-nine weeks ended September 24, 2000. The increase is primarily the result of losses incurred by our Planet Movies by AMC joint venture that opened in the third quarter 1999.

         Fiscal 1999 Compared to Fiscal 1998

         Revenues. Total revenues decreased to $281.0 million for fiscal 1999 from $387.0 million for fiscal 1998, a decrease of $106.0 million or 27.4%. The decrease in total revenues was primarily attributable to continued declines in same unit revenues and a decrease in franchise revenues and specialty retail sales.

         Direct Revenues decreased 25.9% from $367.3 million in fiscal 1998 to $272.2 million in fiscal 1999. The decrease was primarily due to approximately $81.1 million, or 22.1%, of declines in revenues in the units comprising the Company's same unit base and approximately $14.0 million, or 3.8%, of declines related to the closing, sale, franchising or licensing of units in 1999, a majority of which were completed in October. The decline in same unit revenues was primarily due to declines in customer traffic and a decline in the merchandise sales mix.

         Franchise fees were $0.5 million in fiscal 1999 compared to $11.6 million in fiscal 1998. The decrease in franchise fees was primarily due to our recognizing revenue for one franchise in fiscal 1999 compared to eleven franchises in fiscal 1998. We anticipate franchise revenues will continue to fluctuate due to the timing of franchise unit openings.

         Costs and expenses. Food and beverage costs increased from 23.7% of food and beverage revenues in fiscal 1998 to 25.5% in fiscal 1999. The increase was primarily a result of costs associated with the introduction of a new menu during fiscal 1999 and reduced menu prices. Merchandise costs decreased from 45.9% of merchandise revenues in fiscal 1998 to 34.9% in fiscal 1999 primarily as a result of the fiscal 1998 write off of $6 million of discontinued and obsolete inventory items that did not repeat in fiscal 1999 and due to shifts in sales composition. Operating expenses, which consist primarily of labor, occupancy and other direct unit operating costs, increased from 64.8% of Direct Revenues in fiscal 1998 to 78.2% in fiscal 1999. This increase was primarily due to the relatively fixed nature of unit operating costs in relation to lower sales volumes and expenses incurred to update the look of certain Planet Hollywood locations.

         General and administrative expenses decreased from $64.5 million in fiscal 1998 to $44.5 million in fiscal 1999. The decrease was due primarily to the restructuring and downsizing of our corporate staff and facilities during 1999, offset by approximately $5.5 million of bad debt expense recorded during fiscal 1999 due to financial difficulties of certain franchises and certain other receivables affected by our reorganization.

         Preopening costs. Preopening costs decreased from $10.4 million in fiscal 1998 to $1.8 million in fiscal 1999 due to our opening eight units in fiscal 1998 compared to one unit in fiscal 1999.

         Depreciation and amortization. Depreciation and amortization expense decreased from $25.0 million in fiscal 1998 to $19.1 million in fiscal 1999. The decrease of $5.9 million was primarily due to our closing, selling and franchising of certain restaurant units as part of our plan of reorganization.

         Restructuring and reorganization charges. Restructuring charges increased from $6.9 million in fiscal 1998 to $16.0 million in fiscal 1999. In the fourth quarter of 1998, we recorded charges consisting of $2.9 million of severance related costs and $4.0 million of lease termination costs for units and offices closed or for units which will not be opened. During fiscal 1999, we recorded $7.4 million of lease termination costs for closed units, $7.2 million of legal and professional fees in connection with restructuring and bankruptcy filing activities and $1.4 million of other expenses associated with the closing of certain units.

         Celebrity option expense. Concurrent with our decision to joint venture, franchise, sell or otherwise dispose of units operating under the Official All Star Cafe and Sound Republic concepts in fiscal 1998, we recorded a $6.2 million expense for the remaining unamortized value of stock options granted to certain celebrities associated with the Official All Star Cafe and Sound Republic concepts. These options were previously being amortized over the life of the option agreements and recorded in general and administrative expense.


         Impairment of long lived assets. As a result of our closing, selling, franchising and licensing certain of its restaurant units and our reorganization activities, we recorded an impairment charge of $87.4 million in fiscal 1999. In addition, as a result of the operating losses, projected future losses for certain of our assets and our plans to sell certain assets, we recorded an impairment charge of $17.3 million in fiscal 1999 compared to $125.8 million in fiscal 1998.

         Interest expense. Interest expense for fiscal 1999 increased to $27.6 million from $25.8 million in fiscal 1998. The interest primarily results from our previous $250 million debt offering completed in March 1998. As a result of our bankruptcy filing in 1999, contractual interest expense of approximately $6.6 million associated with the $250 million debt offering for the period from October 12, 1999 through December 26, 1999 was not recorded.

         Interest income. Interest income decreased from $4.8 million in fiscal 1998 to $1.5 million in fiscal 1999. The decrease was due to the reduction of our investments during fiscal 1999 as a result of continuing negative cash flows from operations.

         Equity in income (losses) of unconsolidated affiliates. Equity in income (losses) of unconsolidated affiliates decreased from ($11.0) million in losses for fiscal 1998 to ($8.1) million in losses for fiscal 1999. The losses are primarily the result of losses incurred by Planet Hollywood (Asia) Pte, Ltd. ("PH Asia), an entity which was owned 50% by us, and ECE, an entity in which we own a 20% interest. PH Asia incurred losses in fiscal 1998 and 1999 due to downturns in tourism throughout Asia, which resulted in significant declines in revenue for the units owned and operated by PH Asia. Fiscal 1998 and 1999 ECE losses were primarily due to the abandonment and closure of certain sites and related asset impairment charges.

         Gain on sale of subsidiary interests. During fiscal 1999, we sold our 20% ownership interest in the Hotel Pennsylvania, resulting in a gain of approximately $5.8 million. We also sold our Planet Hollywood unit in Zurich, Switzerland resulting in a gain of approximately $0.9 million.

         Net loss on disposals of assets. During fiscal 1999, we recorded a net loss on the sale of assets of $0.9 million. The loss was comprised of a loss on the sale of our New York Sound Republic project, offset by a gain of approximately $1.6 million related to the sale of our London, England Sound Republic unit.

         Provision for income taxes. In fiscal 1998, we recorded a provision for income taxes of $5.2 million which primarily represents income taxes on foreign operations. In fiscal 1999, no benefit for losses incurred was recorded due to uncertainty surrounding the recovery of these losses.


         Fiscal 1998 Compared to Fiscal 1997

         Revenues. Total revenues decreased to $387.0 million for fiscal 1998 from $475.1 million for fiscal 1997, a decrease of $88.1 million or 18.5%. The decrease in total revenues was primarily attributable to continued declines in same unit revenues and a decrease in promotional and specialty retail sales. These declines were partially offset by the opening of eight company-owned units in fiscal 1998.

         Direct Revenues decreased 17.9% from $447.3 million in fiscal 1997 to $367.3 million in fiscal 1998. The decrease was primarily due to a $51.2 million (18%) decline in revenues in the units comprising our same unit base and a decrease in direct promotional and specialty retail sales. These decreases were partially offset by an $18.7 million incremental increase in revenues from units opened in fiscal 1997 and fiscal 1998. The decline in same unit revenues was primarily due to declines in customer traffic resulting from increased competition in the theme-dining industry and declines in tourism in several of our major markets. Overall, restaurant average spends were relatively consistent from fiscal 1997 to fiscal 1998; however, merchandise revenues were adversely impacted by a decline in retail average spends due to changes in merchandise sales mix. The decline in direct merchandise revenue was due to the absence of significant promotional and specialty retail sales in fiscal 1998.

         As a percentage of Direct Revenues, merchandise sales decreased from 38.9% in fiscal 1997 to 29.3% in fiscal 1998. The decline in merchandise sales as a percentage of Direct Revenues in fiscal 1998 compared to fiscal 1997 was primarily attributable to the absence of significant promotional and specialty retail sales in fiscal 1998, our decision to sell through existing merchandise and not introduce any new merchandise lines, our expansion into secondary markets, and the Official All Star Cafe concept, which has a lower merchandise sales mix than Planet Hollywood units.

         Franchise fees were $11.6 million in fiscal 1998 compared to $16.1 million in fiscal 1997. We recognized revenues for 11 franchises in fiscal 1998 compared to 13 franchises in fiscal 1997. Franchise royalty revenues decreased from $4.5 million in fiscal 1997 to $3.3 million in fiscal 1998. The decrease was primarily due to same unit revenue declines among franchised units. Non-franchise royalties and other revenues decreased from $7.2 million in fiscal 1997 to $4.8 million in fiscal 1998. The decrease was mainly attributable to a decrease in other revenues from license agreements in fiscal 1998.

         Costs and expenses. Food and beverage costs increased from 22.7% of food and beverage revenues in fiscal 1997 to 23.7% in fiscal 1998. This increase was mainly a result of a decline in higher margin liquor sales as a percentage of total sales, increases in commodity prices and menu specification changes. Merchandise costs increased from 33.1% of merchandise revenues in fiscal 1997 to 45.9% in fiscal 1998. The increase was primarily due to the write-off of certain discontinued and obsolete inventory items. These costs totaled $6.0 in fiscal 1998 versus $3.0 million in fiscal 1997. These write-downs were necessitated by our decision to launch a new merchandising strategy. Items identified as discontinued were replaced by new merchandise as the lines were introduced in the spring of fiscal 1999. Operating expenses, which consist primarily of labor, occupancy and other direct unit operating costs, increased from 46.6% of Direct Revenues in fiscal 1997 to 64.8% in fiscal 1998 principally due to relatively fixed unit operating costs in relation to lower sales volumes and increased labor and public relations costs associated with our current promotional and service initiatives. These initiatives include increased celebrity appearances at the units, sponsorship of major events in cities with restaurants and improvement of service in order to enhance the overall guest experience.

         General and administrative expense increased from $54.7 million in fiscal 1997 to $64.5 million in fiscal 1998. The increase was primarily due to the following:

                  * Labor and related expenses increasing due to higher payroll associated with employees hired in the second half of fiscal 1997 and in fiscal 1998.

                  * Public relations and promotional costs increasing in fiscal 1998 due to our increasing the frequency of celebrity promotions in its restaurants.

                  * Various professional fees increasing in fiscal 1998 as a result of new ventures.

The above increases were partially offset by a decrease in bad debt expense in fiscal 1998 from fiscal 1997. In fiscal 1997, we recorded approximately $13.5 million of bad debt expense as a result of the change in our business strategy and financial uncertainties facing certain franchisees. In fiscal 1998, we recorded approximately $3.9 million of bad debt expense due to financial difficulties of certain franchises.

         Preopening costs. With the adoption of SOP 98-5 in fiscal 1998, we now expense preopening costs as they are incurred. This change resulted in us recording $10.4 million in preopening costs in fiscal 1998, primarily for our London Sound Republic unit and the Baltimore and Montreal Planet Hollywood units and the Honolulu and

Orlando Official All Star Cafe units. In fiscal 1997, preopening costs were $18.9 million and reflected the amortization of preopening costs during a unit's first year of operations.

         Depreciation and amortization. Depreciation and amortization expense increased from $20.0 million in fiscal 1997 to $25.0 million in fiscal 1998. The increase of $5.0 million was primarily due to our continued expansion of restaurant units, sixteen units were added during fiscal 1997 and eight units in fiscal 1998, and the construction of our corporate office, which was completed in fiscal 1998.

         Restructuring charges. In the fourth quarter of 1998, we recorded restructuring charges of $6.9 million. These charges consisted of $2.9 million of severance related costs and $4.0 million of lease termination costs for units and offices closed or for units which will not be opened.

         Celebrity option expense. Concurrent with our decision to joint venture, franchise, sell or otherwise dispose of units operating under the Official All Star Cafe and Sound Republic concepts, we recorded a $6.2 million expense for the remaining unamortized value of stock options granted to certain celebrities associated with the Official All Star Cafe and Sound Republic concepts. These options were previously being amortized over the life of the option agreements and recorded in general and administrative expense.

         Impairment of long lived assets. As a result of operating losses incurred in fiscal 1998 and fiscal 1997, then projected future losses for certain of our assets and plans to sell certain assets, we recorded an impairment charge of $125.8 million compared to a charge of $48.7 million in fiscal 1997.

         Interest expense. Interest expense for fiscal 1998 increased to $25.8 million as a result of our $250.0 million debt offering in March 1998 and the write off of $2.3 million of costs associated with our credit facility which was amended in December 1998. All interest in fiscal 1997 was capitalized to construction in progress.

         Interest income. Interest income increased from $1.3 million in fiscal 1997 to $4.8 million in fiscal 1998. The increase was due to the investment of funds received from our $250.0 million debt offering in March 1998.

         Equity in income (losses) of unconsolidated affiliates. Equity in income (losses) of unconsolidated affiliates decreased from $6.9 million in income for fiscal 1997 to ($11.0) million in losses for fiscal 1998. The decline was primarily the result of losses incurred by PH Asia, an entity which was owned 50% by us, and ECE, an entity in which we own a 20% interest. The losses for PH Asia were due to downturns in tourism throughout Asia, which resulted in significant declines in revenue for the units owned and operated by PH Asia. The losses for our investment in ECE were due to costs recorded in the fourth quarter of 1998 by ECE for the abandonment and closure of certain sites and a charge for obsolete/discontinued inventory.

         Provision for income taxes. The provision for income taxes was $5.0 million or 37.5% of pretax income in fiscal 1997. In fiscal 1998, we recorded income taxes of $5.2 million which primarily represents income taxes of foreign operations.




Liquidity and Capital Resources

         Our cash and cash equivalents decreased to $14.1 million at December 26, 1999, from $45.4 million at December 27, 1998. The decrease in cash and cash equivalents was primarily due to the funding of operating losses and the payment of $25.8 million of borrowings under our leveraged lease facility note during fiscal 1999, offset by proceeds of $41.5 million from asset sales.

         Net cash provided by (used in) operating activities in fiscal 1997, 1998 and 1999 was $31.3 million, ($38.0) million and $(43.5) million, respectively. The decrease in cash provided by operating activities from fiscal 1997 to fiscal 1998 and from fiscal 1998 to fiscal 1999 was primarily due to losses from operations. Expenditures for pre-opening expenses, which were capitalized and amortized over a 12-month period following the opening of the unit were $18.8 million in fiscal 1997. In fiscal 1998, we adopted SOP 98-5 and now expense pre-opening costs as they are incurred. This change resulted in our recording $10.4 million of pre-opening expense in fiscal 1998. Pre-opening expenses were $1.8 million in fiscal 1999.

         Net cash provided by (used in) investing activities in fiscal 1997, 1998 and 1999 was $(152.0) million, ($110.1) million and $21.0 million, respectively. In fiscal 1998, investing activities decreased as we completed the construction of our corporate headquarters and opened fewer units than in fiscal 1997. In fiscal 1999, we received proceeds from investing activities resulting from the sale of our corporate headquarters, several company-owned units and unit sites and its investment in the Hotel Pennsylvania. Capital expenditures for fiscal 1997, 1998 and 1999 were $120.0 million, $105.8 million and $22.2 million, respectively.

         Net cash provided by (used in) financing activities in fiscal 1997, 1998 and 1999 was $81.2 million, $184.4 million and ($8.8) million, respectively. In fiscal 1997, the primary sources of financing were borrowings on our credit agreement and proceeds from a private sale of our common stock. In fiscal 1999, the primary use of the financing was the repayment of borrowings on our credit agreement, offset by a change in our restricted cash and investments balance and a minority interest contribution.

         On March 25, 1998, we issued $250.0 million of 12% Senior Subordinated Notes (the "Old Notes") due in 2005. Interest on the Old Notes was payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 1998. We were in default of the terms of that obligation due to our failure to make both the April 1, 1999 and October 1, 1999 interest payments. The Old Notes, plus accrued interest of $31.8 million at December 26, 1999, were included in liabilities subject to compromise under our Chapter 11 bankruptcy petition filed on October 12, 1999, with the United States Bankruptcy Court in Delaware.

         Concurrent with the Old Notes offering, we replaced our credit agreement with a $65.0 million multi-currency revolving credit facility and a $35.0 million LIBOR-based leveraged lease facility for our New York Times Square Hotel retail unit (the "Credit Facility"). As a result of operating losses experienced in the third quarter of fiscal 1998, we were not in compliance with certain financial covenants of the Credit Facility (specifically, EBITDA and Fixed Charge Ratios, as such terms are defined in the Credit Facility documents). Effective December 8, 1998, we amended the Credit Facility with SunTrust Bank, Central Florida, N.A. and other lenders (as amended, the "New Credit Facility"). The revolving credit portion of the old Credit Facility was terminated and the New Credit Facility provided for a $35.0 million LIBOR-based leveraged lease facility and up to $2.0 million coverage under an interest rate swap arrangement which provided hedging against interest rate movements under the leveraged lease facility. Interest rates were variable, with either prime or LIBOR indexes. The New Credit Facility matured on June 30, 1999. Principal payments under the leveraged lease facility were revised to require the following payments: (a) $10 million by December 8, 1998 (b) $12.5 million by March 31, 1999 and (c) the balance by June 30, 1999. We were also required to commence marketing both our Orlando, Florida headquarters property and the New York Times Square Hotel retail unit. During fiscal 1999, we sold our headquarters property and the New York Sound Republic site and applied the sales proceeds as principal payments under the New Credit Facility. The New Credit Facility was paid in full and terminated during 1999.

         In May 2000, our Chapter 11 plan of reorganization became effective. In accordance with the plan, a group of investors organized by our Chairman and Chief Executive Officer purchased approximately 7,000,000 shares of newly issued Class B common stock for $30 million. In addition, our previously issued $250 million 12% senior subordinated notes payable, related accrued interest and other liabilities subject to compromise were satisfied through the issuance of a combination of $47.5 million cash (including the future payment of approximately $9.5 million ), $60.0 million of Secured Deferrable Interest Notes, and shares of newly issued Class A common stock equivalent to 26.5% ownership of the reorganized company. As of September 24, 2000, the Company had paid approximately $5.2 million in satisfaction of the liabilities subject to compromise. The new Secured Deferrable

Interest Notes bear interest at 10% per annum, payable semi-annually, and are due in May 2005.

         In connection with our plan of reorganization, on April 25, 2000, we sold our New York Times Square Hotel property for approximately $30 million. In addition, we sold our Dublin, Ireland Planet Hollywood unit and our New York hotel joint venture investment resulting in cash proceeds of approximately $2.8 million and accounts receivable to collect additional cash proceeds of approximately $6.0 million in fiscal 2001.

         We also entered into two credit facility agreements as of the effective date of our reorganization, aggregating $25 million that provide working capital sources in the event future cash from operations is insufficient to meet our working capital requirements. See "The Company - - 1999 - 2000 Restructuring." On January 12, 2001, we entered into a Modification Agreement modifying the terms of our working capital facility dated May 8, 2000. Generally, the purpose of the Modification Agreement was to reduce the amount of commitment under one of the working capital facilities from $15 million to $7.0 million and to provide for the creation of a secondary credit facility of up to $3.0 million by an investor group led by our chairman and chief executive officer, Robert Earl, to further reduce the working capital facility to $3.8 million. Specifically, CIT/WLR Recovery Fund has agreed to provide a borrowing base availability of approximately $7.0 million of cash and letters of credit until February 26, 2001 and a reduced borrowing base availability of approximately $3.8 million of cash and letters of credit after February 26, 2001; provided that we secure a commitment letter by January 26, 2001 and funding by February 26, 2001 for a secondary working capital facility of up to $3.0 million. On January 26, 2001, we accepted a commitment letter for the provision of a $3.0 million secondary credit facility issued by a group of lenders organized by Mr. Earl. The funding of the new facility has been scheduled to close on February 26, 2001, with immediately available funds as required by the Modification Agreement.

         We believe, based on our forecasts, that our current cash on hand, together with the funds available under our working capital facility and proposed secondary credit facility, the funds available under our $10 million standby term loan, and cash generated from certain asset sales will be sufficient to meet our operating cash requirements, to pay interest and scheduled amortization on all of our outstanding indebtedness and to fund anticipated capital expenditures through 2001. Even with the completion of our plan of reorganization, however, our ability to meet our debt service obligations, including our ability to refinance a portion of our 10% Secured Deferrable Interest Notes when they mature in 2005, will depend on a number of factors, including our ability to generate positive operating cash flow, and there can be no assurance that targeted levels of operating cash flow will actually be achieved. Our ability to generate positive operating cash flow will depend upon consumer tastes, the success of marketing initiatives and other efforts by us to increase customer traffic in our restaurants, prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We have never paid, and do not anticipate paying in the foreseeable future, any dividends on our common stock. We intend to retain all available cash to finance operations, development and growth of the company.

Other Information

         New Accounting Standards. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC staff's views in applying U.S. generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC issued SAB 101B, which delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. In October 1999, the SEC issued frequently asked questions and answers about how the guidance in accounting standards and SAB 101 would apply to particular transactions. We believe that our current revenue recognition principles comply with SAB 101.

         In September 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We have not, to date, engaged in derivative or hedging activities and accordingly do not believe that the adoption of FAS No. 133 will have a material impact on our financial reporting and related disclosures. We will adopt FAS No. 133 as required by FAS No. 137, "Deferral of the Effective Date of the FASB Statement No. 133," in fiscal year 2001.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Commodities and Hedging. In our business, we purchase certain commodities such as beef, chicken, flour and cooking oil. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that limit the price paid by establishing certain price floors or caps. We do not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid and any commodity price aberrations are generally short term in nature.

         Impact of Inflation and International Risks. Inflation as measured by consumer price indices has continued at a low level in most of the countries in which we operate. A portion of our sales comes from international operations (See Note 15 to the Consolidated Financial Statements). Although these operations are geographically dispersed, which partially mitigates the risks associated with operating in particular countries, we are subject to the usual risks associated with international operations. These risks include local political and economic environments and relations between foreign and U.S. governments.

         Currency Exchange Risk. Our international operations also expose us to fluctuations in exchange rates when translating foreign currency to U.S. dollars for financial reporting purposes. We are not able to project the effect of future exchange rate fluctuations on our operating results.

                                   THE COMPANY


In General

         We are a Delaware corporation with our principal executive offices located at 8669 Commodity Circle, Orlando, Florida 32819. Our telephone number is (407) 363-7827.

         We are a creator and worldwide developer of consumer brands that capitalize on the universal appeal of movies, sports and other entertainment-based themes. To date, we have promoted our brands primarily through the operation of theme restaurants, most notably Planet Hollywood and the Official All Star Cafe. During fiscal 1999, more than 13.5 million people visited our more than 70 company-owned and franchised restaurant units located in more than 23 countries throughout the world. We had revenues of approximately $281.0 million in fiscal 1999. We currently employ approximately 3,970 persons, 114 of which are corporate management and administrative employees, 333 who are restaurant and merchandise management personnel, and 3,523 who are employed in non-management restaurant and merchandising operations.

         Historically, an important part of our strategy has been to promote our brands through the active involvement of celebrities and celebrity stockholders. In addition, our theme restaurants are characterized by distinctive design features and are generally located at high profile sites or in major tourist markets. Units generally range in size from approximately 12,000 to 36,000 square feet and in seating capacity from 230 to 600 persons, and offer high-quality, popular cuisine, attentive service and an atmosphere of excitement created by combining unique layouts and decor with custom-designed videos and audio soundtracks. Units prominently display celebrity memorabilia and offer merchandise. We generally attract new customers through word-of-mouth, visibility of our branded merchandise, various forms of advertising and through media coverage.

         In addition to our theme restaurants we have been involved with several strategic ventures in movie theaters, lodging, and consumer products. These ventures include Planet Movies by AMC, Official All Star Hotel, Planet Hollywood Hotel, Cool Planet Ice Cream and Sound Republic. In conjunction with our plan of reorganization discussed below, and our renewed focus on our core Planet Hollywood operations, we have sold all of our investment in the Official All Star Hotel and Sound Republic units. In addition, we have sold our interest in a four story New York Times Square condominium unit which was previously planned to house a Planet Hollywood restaurant and merchandise store adjacent to a planned joint venture Planet Hollywood Hotel. Although that hotel will not now be branded as a Planet Hollywood Hotel, we still retain a minority interest in the hotel. During fiscal 1999 we funded approximately $5.7 million toward the Planet Movies by AMC venture in connection with the construction of the first movie complex located near Columbus, Ohio, which opened in July 1999. In December 2000, we sold our 20% interest in the former Planet Hollywood Hotel building for $8.0 million. In January 2001, we ceased operations of the Planet Movies by AMC concept located near Columbus, Ohio and terminated the Planet Movies by AMC joint venture arrangement.

         A number of our foreign units are franchised. We generally grant the exclusive right for up to 50 years to operate restaurant and/or merchandise locations, and sell branded merchandise in a specified market and to use our brands and trademarks. Some of our franchisees have obtained the exclusive rights to open up units in specified countries, and we have entered into master franchise agreements with respect to several larger territories. Franchisees must generally pay us a combination of initial and continuing fees, with continuing royalties based on a percentage of the total revenues from the units. We have registered, applied for registration, and received certain licenses for the use of the Planet Hollywood name and other associated names and/or designs, logos, trademarks, etc. in connection with the use of same in the United States and many foreign countries.

         Our primary business, the restaurant and retail merchandising industries, is affected by changes in consumer tastes and by international, national, regional and local economic conditions and demographic trends. These industries are also highly competitive based on the type, quality and selection of the food or merchandise offered, price, service, location and many other factors. Discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants, among other factors, also directly affect the performance of our units. Over the past several years, we have experienced significant declines in revenues, and resulting operating losses, due in part to declines in customer traffic resulting from the increased competition in the theme dining industry.

The 1999 - 2000 Restructuring

         In mid 1999, our management team concluded, in light of recent disappointing operating results experienced by us, and our liquidity and capital needs, that the reorganizational alternative best designed to recapitalize our enterprise over the long-term and maximize the recovery of all stakeholders was through a prepackaged reorganization plan pursuant to Chapter 11 of the Bankruptcy Code. Toward that end, beginning in April 1999, we commenced intensive negotiations with creditors in an effort to enable us to restructure our indebtedness through such a prepackaged filing. The prepackaged plan, the principal terms of which were announced on August 17, 1999, was the result of such negotiation and effort. We subsequently commenced a solicitation of votes by holders of our old Senior Subordinated Notes due 2005. The prepackaged plan was approved by a majority of such holders, and we filed a voluntary Chapter 11 reorganization petition in Delaware on October 12, 1999. Our plan of reorganization, as amended following the resolution of certain issues before the Bankruptcy Court, was confirmed by the Bankruptcy Court pursuant to an order dated January 21, 2000 and became effective on May 9, 2000.

         Material features of our plan of reorganization, as it became effective on May 9,2000, are as follows:

         * We closed, sold, franchised and/or licensed certain of our underperforming Planet Hollywood, Cool Planet, Official All Star Cafe, and Sound Republic units and reduced our corporate overhead.

         * We effected a number of lease terminations and settlement agreements for the resolution of lease termination claims, and the restructuring or other disposition of lease obligations.

         * All of our old $250 million Senior Subordinated Notes due 2005 and $32 million accrued interest thereon, and all of our pre-existing equity securities, were canceled and extinguished.

         * Holders of our old Senior Subordinated Notes due 2005 received their pro-rata share of (a) $47.5 million cash, (b) $60 million new 10% Secured Deferrable Interest Notes due 2005 and
                  (c) 2.65 million shares of our new Class A common stock.

         * Our general unsecured creditors received, or will receive, their pro-rata share of (a) $3.8 million cash and (b) $5.7 million new 10% Secured Deferrable Interest Notes.

         * Holders of at least 5,450 shares of our old common stock received their pro-rata share of new Warrants, exercisable for up to 200,000 shares of our new Class A common stock, at an exercise price of $65.50 per share until May 9, 2003.

         * We received $30 million cash from a group of five investors organized by Robert Earl, our Chairman of the Board and Chief Executive Officer, in exchange for approximately 7 million shares of our new Class B common stock.

         * We obtained a $15 million working capital facility from The CIT Group/Business Credit, Inc., WLR Recovery Fund L.P. and certain other financial institutions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" regarding modification of such facility.

         * We obtained a $10 million standby term loan from Bay Harbour Management, L.C., as a backstop to the $15 million working capital facility. In partial consideration for making such loan commitment, we issued 350,001 shares of our new Class A common stock and warrants to purchase 200,000 shares of our new Class A common stock at an exercise price of $4.2857 per share until January 9, 2003.

         * Our certificate of incorporation was amended and restated authorizing us to issue up to (a) 100 million shares of new Class A common stock, (b) 25 million shares of new Class B common stock and (c) 100 million shares of preferred stock.

         * Our board of directors was replaced with seven directors, five of which were designated by our new equity investors and two of which were designated by the creditors' committee. Three of the seven directors were directors prior to and during our reorganization proceedings.

         * We adopted two stock option plans, one for employees and independent contractors and one for celebrities, under which options issuable under the plans will be exercisable for the purchase of up to 1,000,000 shares of new Class A common stock.

         In accordance with the terms of our plan of reorganization and pursuant to our restated certificate of incorporation and bylaws, all of our directors will be elected by holders of our Class B common stock, provided that (a) after the payment in full of all of our obligations under our 10% Secured Deferrable Interest Notes, the holders of our Class A common stock will be entitled to elect two directors and (b) at such time when there shall be no shares of Class B common stock issued and outstanding, the holders of our Class A common stock will be entitled to elect all of our directors. The initial holders of our Class B common stock, all of which are selling stockholders, entered into voting agreements whereby they have agreed to vote their shares initially in favor of the seven directors named in accordance with our plan of reorganization. Until our obligations under the Deferrable Interest Notes have been paid in full, they have agreed to vote their shares in favor of two directors nominated by holders of at least a majority in principal amount of the outstanding Deferrable Interest Notes. The voting agreements also provide that (a) a party holding more than 750,000 shares of common stock shall be entitled to nominate a single candidate for election to our Board of Directors and that all parties agree to vote in favor of any such properly nominated candidate and (b) except as otherwise provided, the parties agree to vote on certain items, including the proposal to elect directors or to fill vacancies on the Board, amending our restated certificate of incorporation or bylaws and removing officers or issuing securities in accordance with the direction of Robert Earl, our Chairman of the Board and Chief Executive Officer, provided that Mr. Earl is serving on the Board or as an executive officer.

         Our plan of reorganization and restated certificate of incorporation and bylaws also provide that upon the transfer of shares of our Class B common stock (other than a transfer to an initial holder or an affiliate of such persons), such shares of Class B common stock automatically convert into an equal number of shares of our Class A common stock. At that point when all issued and outstanding shares of our Class B common stock constitute 10% or less of all of our issued and outstanding common stock, all such shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock. All shares of our Class B common stock are also convertible, at the option of the holders of such shares, into an equal number shares of our Class A common stock at any time after payment in full of the Deferrable Interest Notes; provided, that such optional conversion must include all then outstanding shares of Class B common stock. Shares of our Class B common stock that are converted into shares of our Class A common stock will be canceled and retired by us and may not be reissued. With regard to the $10 million standby term loan referenced above, until the maturity date of such loan, the lender shall have the right to convert any outstanding amount of the loan into shares of our Class A common stock, dollar for dollar, at $4.2857 per share.

         Some of our actions are also currently subject to supermajority voting requirements. Our restated bylaws provide that for as long as the Deferrable Interest Notes are outstanding, the authorization of certain transactions require the affirmative vote of at least a majority of our board of directors, including at least one of the directors appointed by (a) holders of at least a majority in principal amount of our outstanding 10% Secured Deferrable Interest Notes, or (b) the Class A stockholders. The affected transactions include:

         * entering into any contract or other transaction with any stockholder, director or beneficial owner of five percent (5%) or more of our capital stock;
         * entering into any contract or other transaction with any officer inconsistent with prior practice and involving more than $350,000;
         * engaging in or committing to engage in the acquisition by us or any subsidiary of us of a majority of the assets or capital stock of another entity as an entirety;
         * merging or consolidating us or any subsidiary of us with and/or into another entity, or selling all or substantially all of our assets or any subsidiary of us as an entirety; and
         * authorizing or approving any amendment to our restated certificate of incorporation or any amendment by the Board of Directors to our bylaws.

Celebrity Involvement

         Historically, a number of motion picture and sports celebrities have promoted our company and have allowed us to use their names, pictures and select memorabilia in advertising, promoting and operating its units. Celebrities generally grant us the right to use their name, approved likeness, approved biography and selected career memorabilia in connection with the promotion, advertising and operation of our units. We must obtain prior consent with respect to any use of a celebrity's name or likeness in connection with sales of merchandise. In addition, each celebrity generally assists/participates in various promotional activities, including attending the grand openings of new units, screening new movies at the units and making periodic appearances at parties and other special events at the units. In most instances we have issued to these celebrities shares or options to acquire shares of our common stock.

         Our plan of reorganization includes the expansion of our roster of celebrity stockholders, with an emphasis on new, up-and-coming stars, in order to further expand our appeal to broader segments of consumers. We anticipate that we will be able to attract new celebrities to enter into promotional agreements with us similar to those currently in effect. For example, during 2000 we entered into celebrity arrangements with Bruce Willis, Shaquille O'Neal and N'Sync. There can be no assurance, however, of the extent to which major motion picture, sports, music or other celebrities will promote us or our brands in the future. In December 2000, certain sports celebrities surrounding the Official All Star Cafe concept filed a litigation case against us challenging the Company's rights to enforce certain promotional agreements. The celebrities have asked that certain memorabilia be removed from our Official All Star Cafe restaurants and we discontinue any further use of their photographs or names. We expect to comply with the celebrities' demands without significant monetary damages or costs.

Advertising and Promotion

         We generally attract new customers through word-of-mouth, the visibility of our branded merchandise, radio and print advertising, billboards and through media coverage. In addition, certain company-owned units employ their own public relations manager. Motion picture premieres have become occasions for media events at our units, further enhancing the awareness and cachet of the brand. We issue redeemable vouchers for food and merchandise purchases to tour operators in an effort to encourage tourists to include certain of our units on their itineraries. We also host fund-raising parties for local charities at our units with the support of celebrities.

Franchising

         A number of our foreign units have been franchised. Our standard franchise agreement grants the exclusive right for up to 50 years to operate restaurant and/or merchandise locations, and sell branded merchandise in a specified market and to use our brands and trademarks. In addition, some of the franchisees have obtained the exclusive rights to open up units in specified countries, and we have entered into master franchise arrangements with respect to several larger territories. In return for the franchise, we are paid initial nonrefundable fees historically of up to $2.0 million upon execution of the franchise agreements as well as royalties based on a percentage of the total revenues from the units, ranging from 3% to 10% of food and beverage revenues and 5% to 15% of merchandise revenues. See Note 15 to the Company's Consolidated Financial Statements for condensed financial information, summarized by geographic area.

         The franchisee generally assumes responsibility for the development and construction of the unit, including all costs. We provide limited pre-opening consultation services to the franchisee and have the right to reject sites, plans and proposals that do not meet our specifications or standards. The franchisee is obligated to operate the unit in accordance with our operating guidelines, which provide strict guidelines for the unit's design, decor and furnishings, dress style of the staff, food menus and operating procedures. The guidelines also include specific requirements regarding accounting procedures and records and the leasing and display of our memorabilia.

         The licensed rights for Asia are currently held by Planet Hollywood
(Asia) Pte Ltd. ("PH Asia"), an entity which prior to late October 2000, was partially owned by us and Leisure Ventures Pte Ltd., a Singapore company (and shareholder of the Company). See "Selling Stockholders - - Material Relationships" and "Certain Relationships and Related Transactions." From time to time, some of our franchisees have also entered into management agreements with PH Asia pursuant to which PH Asia has agreed to manage the franchisee's restaurants. See Note 7 to the Company's Consolidated Financial Statements for condensed financial information relating to affiliated companies, including PH Asia.

         We are party to a master franchise agreement with ECE S.A. de C.V., a publicly-traded Mexican company ("ECE") in which we are a 20% stockholder. Mr. Claudio Gonzalez (one of our directors) is one of ECE's principal stockholders and the Chairman of its Board of Directors. ECE is currently operating, and has rights to open, Planet Hollywood and Official All Star Cafe units in certain international markets, including Mexico and South America. Pursuant to the franchise agreement, ECE previously paid nonrefundable franchise fees of $5.0 million for the right to open a total of five Planet Hollywood units and two Official All Star Cafe units in Mexico through 2000. ECE is obligated to pay continuing royalties to us pursuant to such agreement, based on a percentage of the total revenues from its units.

         We are also party to master franchise agreements with Kingdom Planet Hollywood, Ltd. ("Kingdom"), an affiliate of HRH Prince Alwaleed Bin Talal Abdulaziz Al Saud of Saudi Arabia and one of our significant stockholder's, pursuant to which Kingdom may develop numerous Planet Hollywood, Official All Star Cafe and Sound Republic units, in a total of 23 countries throughout the Middle East and Europe. During 1997, Kingdom paid us approximately $9.5 million for seven locations and had an option for an additional $1.5 million to develop up to two more units in Italy. Kingdom also purchased approximately 1,087,000 shares of our common stock directly from us in 1997 for approximately $19.6 million. In 1998, Kingdom entered into certain other transactions with us relating to the formation and operation of three corporations to be owned equally by Kingdom and us. Those corporations were to own and operate Planet Hollywood units in Tokyo, Japan and Zurich, Switzerland and an Official All Star Cafe unit in London, England. In connection therewith, we received approximately $4.3 million in cash and $1.0 million in the form of a note receivable from Kingdom from the sale of 50% of our interest in three corporations during fiscal 1998. We do not currently plan to develop the restaurant in London. During fiscal 1999, the assets of the Zurich Planet Hollywood unit were sold for $1.9 million. We applied the proceeds of the sale to the note receivable from Kingdom and recorded a $0.9 million gain from the sale during 1999. In June 2000, we entered into a joint venture agreement with Kingdom for the purchase of a 50% interest in the Planet Hollywood unit in Rome, Italy. We forgave approximately $1.5 million of receivables due from Kingdom and issued a note payable for $0.8 million in exchange for the 50% ownership interest in the venture.

Intellectual Property

         We have registered the Planet Hollywood name and associated designs and logos; have registered, applied for registration and received certain licenses for the Official All Star Cafe name and associated designs and logos; and have applied for the registration of the Planet Movies, Cool Planet and Sound Republic concept brand names and associated designs and logos, as trademarks, trade names and service marks with the United States Patent and Trademark Office. We have also registered or have applied for registrations in corresponding offices in other countries in which our units are located and, wherever legally permissible, have filed applications to register our trademarks, designs, trade names and service marks in foreign countries where we have an expectation of opening units in future years. There can be no assurance, however, that such registrations and other steps will prove effective in protecting the proprietorship of our brands. We regard our trademarks, designs, trade names, service marks and trade dress as having significant value and as material to our business.

         We license our brands and trademarks to our licensees, franchisees and joint ventures. A typical license agreement grants the licensee the right to use on a non-exclusive basis and to sublicense certain of our intellectual property rights, including our brand names, logos, trademarks and service marks. These intellectual property rights may be used only in connection with the operation and promotion of a unit and the sale of branded merchandise at a specified unit.

         We have entered into a master license agreement with PH Asia entitling PH Asia to use and sublicense the Planet Hollywood name in connection with developing, franchising and operating Planet Hollywood units throughout most of Asia and in certain Middle East countries. We receive no royalties from PH Asia under this agreement, although until late October 2000, based on our equity interest in PH Asia we were entitled to a corresponding percentage of the distributable profits realized by PH Asia.

         Sales of counterfeit merchandise bearing our trademarks have occurred from time to time. We have attempted, and will continue to attempt, to control the sale of counterfeit merchandise by instituting legal proceedings against manufacturers or distributors of counterfeit merchandise. We believe that sales of such counterfeit merchandise have not had a material adverse effect on our merchandise sales.

Competition

         The restaurant and retail merchandising industries are affected by changes in consumer tastes and by international, national, regional and local economic conditions and demographic trends. Discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants, among other factors, also directly affect the performance of our units. Changes in any of these factors in the markets where we currently operate units could adversely affect our results of operations. Moreover, the theme restaurant industry is relatively young, is particularly dependent on tourism and has seen the emergence of a number of new competitors.

         The restaurant and retail merchandising industries are highly competitive based on the type, quality and selection of the food or merchandise offered, price, service, location and other factors. Many well-established companies with greater financial, marketing and other resources and longer operating histories than us compete with us in many markets. In addition, some competitors have design and operating concepts similar to ours. There can be no assurance that we will be able to respond to various competitive factors affecting the restaurant and retail industries.

         The motion picture exhibition industry is affected by a number of factors, including the availability of desirable motion pictures and their performance in the exhibitors' markets. Poor performance of, or disruption in the production of or access to, motion pictures, whether produced by the major studios or independent producers, could adversely affect the performance of the Planet Movies by AMC joint venture. In addition, were the joint venture to experience poor relationships with one or more major motion picture distributors, its business could be adversely affected. The joint venture will be subject to varying degrees of competition with respect to licensing films, attracting patrons, obtaining new theater sites and acquiring theater circuits. In addition, the joint venture's theaters face competition from a number of motion picture exhibition delivery systems, such as pay television, pay-per-view and home video systems, and from other forms of entertainment that compete for the public's leisure time and disposable income.

Employees

         As part of our reorganization, we eliminated 60 and 48 corporate management and administrative positions during fiscal 1998 and 1999, respectively. An additional 3,743 restaurant and merchandise positions were eliminated during fiscal 1999 as a result of the closing, sale, franchising or licensing of certain company-owned restaurant units. As of October , 2000, we employed approximately 3,970 persons, 114 of whom were corporate management and administrative employees, 333 were restaurant and merchandise management personnel, and 3,523 were employed in non-management restaurant and merchandising operations. Since the end of fiscal 1999, we have eliminated an additional 38 corporate management and administrative positions. Our employees are not covered by a collective bargaining agreement, and we have never experienced an organized work stoppage, strike or labor dispute. We consider relations with our employees to be satisfactory.

Governmental Regulation

         Alcoholic Beverage Regulation. Our units are subject to licensing and regulation by a number of governmental authorities. We are required to operate our units in strict compliance with federal licensing requirements imposed by the Bureau of Alcohol, Tobacco and Firearms of the United States Department of Treasury, as well as the licensing requirements of the states and municipalities where our units are located. Alcoholic beverage control regulations require each of our units to apply to a state authority and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of our units, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. We have obtained all regulatory permits and licenses necessary to operate the units that are currently open, and we intend to do the same for all future units. Failure on our part to comply with federal, state or local regulations could cause our licenses to be revoked and force us to terminate the sale of alcoholic beverages at the units. To reduce this risk, each unit is operated in accordance with procedures intended to ensure compliance with applicable laws and regulations. The failure to receive or retain, or any delay in obtaining, a liquor license in a particular location could adversely affect our ability to obtain such a license elsewhere.

         We are subject to "dram-shop" laws in several of the states in which we have units. These laws generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to such person. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, there can be no assurance that we will not be subject to a judgment in excess of such insurance coverage or that we will be able to obtain or continue to maintain such insurance coverage at reasonable costs or at all. The imposition of a judgment substantially in excess of our insurance coverage, or our failure or inability to obtain and maintain insurance coverage, could materially and adversely affect our business.

         Other Regulations. Our units are subject to regulation by federal and foreign agencies and to licensing and regulation by foreign, state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants and retail establishments. These regulations include matters relating to environmental, building construction, zoning requirements and the preparation and sale of food. Various federal, foreign and state labor laws govern our relationship with our employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. Significant additional government imposed increases in minimum wages, paid leaves of absence and mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities could have an adverse effect on our business. Delays or failures in obtaining the required construction and operating licenses, permits or approvals could delay or prevent the opening of new units.

         Units established in countries other than the United States are subject to governmental regulation in the jurisdiction in which they are established principally in respect of sales of liquor, construction of premises and working conditions of employees. We do not believe that such regulations materially adversely affect our business.

Properties

         As of January 31, 2001, we, together with our franchisees and licensees, operated 63 theme restaurants located in 22 countries throughout North America, Europe and Asia, of which 30 are company-owned. At present, all company-owned units are located on leased sites, with lease terms (including renewal options) generally ranging from 15 to 25 years. Typically, the lease rental includes a minimum fixed rent and additional rent based on a percentage of total revenue from the unit. In fiscal 1999, total rental expense represented approximately 16% of Direct Revenues. In connection with our reorganization plan, we effected a number of lease terminations and settlement agreements for the resolution of lease termination claims or the restructuring or other disposition of lease obligations during fiscal 1999. As of January 31, 2001, the following tables provide information about the company-owned and franchised or licensed units that were operating.

                              Company-Owned Units

Planet Hollywood

  Location                                     Year Opened    Location                                           Year Opened
  --------                                     -----------    --------                                           -----------
  New York, New York....................          1991        San Francisco, California......................       1995
  London, England.......................          1993        Paris, France..................................       1995
  Washington, D.C.......................          1993        San Antonio, Texas.............................       1996
  Mall of America, Minnesota............          1993        Myrtle Beach, South Carolina...................       1996
  Lake Tahoe, Nevada....................          1994        Nashville, Tennessee...........................       1996
  Las Vegas, Nevada.....................          1994        Seattle, Washington............................       1996
  Dallas, Texas.........................          1994        Disneyland Paris, France.......................       1996
  Reno, Nevada..........................          1994        Gatwick Airport, England.......................       1996
  Orlando, Florida......................          1994        Cannes, France.................................       1997
  San Diego, California.................          1995        Munich, Germany................................       1997
  Atlantic City, New Jersey.............          1995        St. Louis, Missouri............................       1997
  Honolulu, Hawaii......................          1995        Baltimore, Maryland............................       1998
  Atlanta, Georgia......................          1995


Official All Star Cafe

  Location                                  Year Opened     Location                                           Year Opened
  --------                                  -----------     --------                                           -----------
  Myrtle Beach, South Carolina..........        1997        Miami, Florida.................................       1997


Planet Movies by AMC

  Location                                  Year Opened
  --------                                  -----------
Columbus, Ohio(d).....................            1999


Cool Planet

  Location                                    Year Opened
  --------                                    -----------
  Santa Monica, California.............           1998
  Anaheim, California..................           1998



                          Franchised or Licensed Units


Planet Hollywood
                                               Year                                                               Year
                                            Franchised                                                         Franchised
  Location                                  or Licensed     Location                                           or Licensed
  --------                                  -----------     --------                                           -----------
  Cancun, Mexico.........................       1992        Melbourne, Australia...........................       1997
  Hong Kong..............................       1994        Rome, Italy (c)................................       1997


  Jakarta, Indonesia.....................         1994        Kuala Lumpur, Malaysia.........................       1997
  Sydney, Australia......................         1996        Gold Coast, Australia(a).......................       1997
  Puerto Vallarta, Mexico................         1996        Madrid, Spain     .............................       1997
  Nassau, Bahamas(a).....................         1996        Taipei, Taiwan.................................       1997
  Acapulco, Mexico.......................         1996        Niagara Falls, Canada..........................       1997
  Bangkok, Thailand......................         1996        Amman, Jordan     .............................       1999
  Moscow, Russia.........................         1996        Auckland, New Zealand..........................       1999
  Cape Town, South Africa................         1996        Oberhausen, Germany............................       1999
  Beirut, Lebanon........................         1996        Vancouver, Canada..............................       1999
  Dubai, United Arab Emirates............         1996        Toronto, Canada................................       1999
  Singapore..............................         1997        Montreal, Canada...............................       1999
  Guam...................................         1997        Sharmel Sheikh, Egypt..........................       2000


Official All Star Cafe
                                            Year Franchised
  Location                                     Or Licensed
  --------                                   ---------------
  Melbourne, Australia...................         1996
  Honolulu, Hawaii.......................         1999
  Kissimmee, Florida (Disney)............         2000


Cool Planet
                                            Year Franchised
  Location                                     Or Licensed
  --------                                   ---------------
  Minneapolis, Minnesota.................         1999
  Norfolk, Virginia......................         1999

----------
  (a) A stand-alone retail store is presently operating at this location and the franchise has the right to open a restaurant unit under certain conditions.
  (b) The Company is leasing the assets at this location to a third party that operates the facility.
  (c) The Rome, Italy location is fifty-percent owned by the Company through a joint venture with Kingdom Planet Hollywood, Ltd.
  (d)  Ceased operations in January 2001.

         We have entered into certain lease agreements with the Walt Disney Company or its affiliates, for various Planet Hollywood and Official All Star Cafe restaurants and merchandise stores. Each of the respective leases contain certain unique provisions which are consistent with the standard terms imposed by the Walt Disney Company. One such provision requires the consent of the landlord prior to certain transfers of a controlling interest in us, the tenant or its subsidiaries, which may include transfers of 50% or more of the share of any such entity, the transfer of a controlling interest in the entity by us or Robert Earl, or the termination of Mr. Earl's active management of any such entity. In addition, the landlord has a right of first refusal to match certain offers to acquire more than 10% of our stock, the tenant or its affiliates. Similarly, the landlord has a right of first refusal to match any offer to locate a restaurant within or adjacent to any theme park that is not owned or licensed by the landlord or its affiliates. Another provision grants the landlord an option to terminate the lease for any reason upon 60 days notice and acquire the improvements on the premises at fair market value, as defined by the particular lease agreement. In February 2000, the Company's lease agreement related to the Official All Star Cafe in Orlando, Florida was terminated in connection with the sale of the unit to the Walt Disney Company.

Legal Proceedings

         We and our subsidiaries are potential and named defendants in several lawsuits and claims arising in the ordinary course of business. While the outcome of such claims, lawsuits or other proceedings against us cannot be predicted with certainty, we expect that such liability, to the extent not provided for through insurance or otherwise, will not have a material adverse effect on our consolidated financial statements.

         As a result of our reorganization proceedings, which were completed in May 2000, all actions under our litigation matters were stayed and jurisdiction over the resolution of those matters was transferred to the Bankruptcy Court. Claimants against us in those matters were treated a unsecured creditors. See "The Company - - The 1999 - 2000 Restructuring" for a description of our reorganization proceedings.

           In December, 2000, certain sports celebrities surrounding the Official All Star Cafe concept filed a litigation case against us challenging the Company's rights to enforce certain promotional agreements. The celebrities have asked that certain memorabilia be removed from our Official All Star Cafe restaurants and we discontinue any further use of their photographs or names. We expect to comply with the celebrities' demands without significant monetary damages or costs.

                        DIRECTORS AND EXECUTIVE OFFICERS

         Our Board of Directors is divided into three classes, denoted as Class I, Class II and Class III, serving staggered three-year terms with one class elected each year at the annual meeting. Currently, our Board consists of nine individuals as follows:


---------------------------------------- ------------------------------------- -------------------------------------

                Class I                                Class II                             Class III
        (term expiring in 2001)                (term expiring in 2002)               (term expiring in 2003)
---------------------------------------- ------------------------------------- -------------------------------------

              Robert Earl                          Claudio Gonzalez                   Douglas P. Teitelbaum
            Thomas Avallone                        Steven Grapstein                         Ed Rogers
          Christopher Thomas                     Mustafa Al Hejailan
                                                     Philip Wong
---------------------------------------- ------------------------------------- -------------------------------------

         Seven of the nine directors were appointed in accordance with the terms of our reorganization plan effective May 9, 2000. See "The Company - - The 1999
- 2000 Restructuring." Messrs. Thomas and Wong were appointed to the Board in August 2000. Pursuant to our Amended and Restated Certificate of Incorporation and Bylaws, directors shall be elected by holders of our Class B common stock, provided that (I) after the payment in full of all of our obligations under the Secured Deferrable Interest Notes due 2005, the holders of our Class A common stock shall be entitled to elect two directors and (II) at such time when there shall be no shares of Class B common stock issued and outstanding, the holders of our Class A common stock shall be entitled to elect all members of our Board. Furthermore, the initial holders of our Class B common stock (all of whom are selling stockholders under this prospectus) have entered into voting agreements whereby they agreed to vote their shares initially in favor of the seven directors outlined in our reorganization plan. Subsequent to the effective date of our reorganization plan, and until our obligations under the Secured Deferrable Interest Notes have been paid in full, they have agreed to vote their shares in favor of two directors nominated by holders of at least a majority in principal amount of the outstanding Secured Deferrable Interest Notes (any such directors to replace the Class III directors initially elected). The voting agreements also provide that (I) a party holding more than 750,000 shares of common stock shall be entitled to nominate a single candidate for election to the Board and that all parties agree to vote in favor of any such properly nominated candidate and (II) except as otherwise provided, the parties agree to vote in accordance with the direction of Robert Earl on certain items, including the proposal to elect directors or to fill vacancies on the Board, amending our certificate of incorporation or bylaws, removing officers or issuing securities, provided that Mr. Earl is serving on the Board or as an executive officer.

         The following table sets forth the name, age and position with our company of each person who currently serves as one of our directors or executive officers:


        Name                                    Position with the Company
        ----               Age                  -------------------------
                           ---
                           48                Director, Chairman of the Board and
     Robert Earl                                   Chief Executive Officer

 Christopher Thomas        52                      Director, President and
                                                   Chief Financial Officer

   Thomas Avallone         41                                Director

  Claudio Gonzalez         65                                Director

  Steven Grapstein         42                                Director

 Mustafa Al Hejailan       49                                Director

      Ed Rogers            41                                Director

 Douglas Teitelbaum        34                                Director

     Philip Wong           44                                Director

    Mark S. Helm           30                Vice President, General Counsel and
                                                            Secretary

     Tina Samson           44                        Vice President of Finance

 Charles E. Robinson       45                Senior Vice President of Operations

   Trish Giordano          34           Vice President of Strategic Partnerships


         The business experience and certain other information relating to each of the directors and executive officers listed above for at least the last five years is as follows:

Robert Earl: Mr. Earl has over 25 years experience in the restaurant industry. In 1977, Mr. Earl founded President Entertainment, a company that developed theme restaurants. Under Mr. Earl's leadership, over the next ten years, President Entertainment grew to a $120 million enterprise. In 1987, Mr. Earl sold President Entertainment to Pleasurama p.l.c. ("Pleasurama") and joined the Pleasurama management team, where he assumed responsibility for the management of another theme restaurant, Hard Rock Cafe p.l.c. ("Hard Rock Cafe"). During his five years in charge of Hard Rock Cafe, Mr. Earl pioneered its expansion from seven to twenty-two units while substantially increasing its profitability. In 1993, Mr. Earl resigned from Hard Rock Cafe to concentrate full time on running our company. He has been our Chief Executive Officer since our inception and a director since our organization. Consequently, Mr. Earl served as a director and executive officer throughout our bankruptcy proceedings described elsewhere herein. In November 1998, Mr. Earl was elected Chairman of the Board. Pursuant to Mr. Earl's employment agreement with us, Mr. Earl is to serve as our Chief Executive Officer and each of our significant subsidiaries and we have agreed to nominate Mr. Earl for election to our Board of Directors at each annual meeting of stockholders during his employment. In the event Mr. Earl is not elected or retained as our Chief Executive Officer and a director, he has the right to terminate his employment agreement with us for cause. See "Directors and Executive Officers - - Employment Contracts and Termination of Employment and Change-in-Control Arrangements."

Christopher Thomas: Mr. Thomas, who has more than 15 years of chain restaurant experience, joined us as our President and Chief Financial Officer in May 2000. Mr. Thomas was named to our board of directors in August 2000. Prior to joining us, Mr. Thomas was Executive Vice President of Sizzler International, Inc. and President and Chief Executive Officer of its domestic operations, Sizzler USA, Inc. Mr. Thomas served as Sizzler International's Executive Vice President and Chief Financial Officer from 1984 until he took over leadership of Sizzler USA in 1997. Before joining Sizzler, Mr. Thomas, who is a Certified Public Accountant, worked for seven years at the public accounting firm of Arthur Andersen & Co.

Thomas Avallone: Mr. Avallone has been involved in the entertainment theme restaurant industry for over 17 years. From 1994 to May 2000, he served as our Chief Financial Officer, Executive Vice President and a director. Consequently, Mr. Avallone served as a director and executive officer throughout our bankruptcy proceedings described elsewhere herein. From July 1987 until joining us in 1994, Mr. Avallone served as Chief Financial Officer of Hard Rock Cafe and Rank Leisure USA. Prior to serving in those positions, Mr. Avallone, a certified public accountant, was a Senior Manager at Laventhol and Horwath CPAs, a public accounting firm, specializing in that firm's leisure industry practice. Mr. Avallone is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. In addition to his duties as a director, Mr. Avallone currently serves as a consultant to our company.

Claudio Gonzalez: Mr. Gonzalez has served as one of our directors since June 1996. Consequently, Mr. Gonzalez served as a director throughout our bankruptcy proceedings described elsewhere herein. Mr. Gonzalez is the Chairman of the Board, and a principal stockholder, of ECE, S.A. de C.V., a publicly-traded Mexican company ("ECE") in which we are a 20% stockholder. Mr. Gonzalez has been the Chairman and Chief Executive Officer of Kimberly Clark de Mexico since 1973. Mr. Gonzalez is also currently a member of the Board of Directors of Kimberly Clark Corporation, Kellogg Company, General Electric Company, Banco Nacional de Mexico, Grupo Televisa, Grupo Carso, Grupo Industrial Alfa, Telefonos de Mexico, Grupo Modelo, Unilever, NV & Plc and of J.P. Morgan International Advisory Board.

Steven Grapstein: In connection our reorganization, Mr. Grapstein became a director effective date May 9, 2000. See "The Company - - The 1999 - 2000 Restructuring." Since September 1985, Mr. Grapstein has served as Chief Executive Officer of Kuo Investment Company where he is responsible for all aspects of its North American operations, including investment management, asset acquisition and disposition. Since December 1997, he has also served as Chief Executive Officer of Presidio International DBA A/X Armani Exchange, a fashion retail company. Since 1985 Mr. Grapstein has served as a director of Tesoro Petroleum, a publicly held oil and gas corporation, where he presently serves as Vice Chairman and on the Audit, Executive and Governance committees.

Mustafa Al Hejailan: In connection with our reorganization, Mr. Al-Hejailan became a director effective May 9, 2000. See "The Company - - The 1999 - 2000 Restructuring." Since 1998, Mr. Al-Hejailan has served as Executive Director, International Investments of Kingdom Holding Company, an affiliate of Kingdom Planet Hollywood, Ltd., a selling stockholder under this prospectus.

Ed Rogers: In connection with our reorganization, Mr. Rogers became a director effective May 9, 2000. He was appointed as a nominee of the holders of at least a majority in principal amount of the outstanding Secured Deferrable Interest Notes. See "The Company - - The 1999 - 2000 Restructuring." Mr. Rogers is a founding partner and vice chairman of the Washington D.C. Government Relations firm of Barbour Griffith & Rogers, Inc. Mr. Rogers also serves as vice chairman of International Equity Partners, L.P., a Washington D.C. based private equity asset management company and vice chairman of the Alternative Investment Corporation, an offshore issuer of securities that are sold primarily to institutional investors in the U.S. From January 1989 until August 1991, Mr. Rogers served as Deputy Assistant to the President of the United States and Executive Assistant to the White House Chief of Staff.

Douglas Teitelbaum: In connection with our reorganization, Mr. Teitelbaum became a director effective May 9, 2000. He was appointed as a nominee of the holders of at least a majority in principal amount of the outstanding Secured Deferrable Interest Notes. See "The Company - - The 1999 - 2000 Restructuring." Since 1996, Mr. Teitelbaum has been a managing principal of Bay Harbour Management, L.C., an investment management firm and selling stockholder under this prospectus. From 1994 through 1996, Mr. Teitelbaum was a managing director in the High Yield and Distressed Securities Group at Bear, Stearns, Inc. Prior to that time, Mr. Teitelbaum was a partner at Dabney/Resnick, Inc., an investment banking firm. He also serves on the boards of directors of Barneys New York, Inc., EZServe/Swifty-Mart Convenience Stores, Inc. and EBC Holdings, Inc.

Philip Wong: Mr. Wong was elected to our Board of Directors in August 2000. Mr. Wong has extensive experience in business investment. He is an executive director of Star East Holdings Limited and ITC Corporation Limited, companies whose shares are listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"), an executive director of STAREASTnet.com, a company whose shares are listed on the Growth Enterprise Market of the Hong Kong Stock Exchange, and a non-executive director of Tung Fong Hung. Mr. Wong is a qualified engineer and a member of the Institute of Engineers (U.K.) and the Hong Kong Institute of Engineers.

Mark S. Helm: Mr. Helm joined us in 1995 as part of our in-house legal team and Assistant Secretary. In 1999 Mr. Helm was appointed Associate General Counsel and in early 2000 Mr. Helm was appointed Vice President , Secretary and General Counsel. Consequently, Mr. Helm served as an executive officer during our bankruptcy proceedings described elsewhere herein.

Tina Samson: Ms. Samson assumed the responsibilities as Vice President of Finance in early 1999, after having served as the Vice President of Finance for Marvel Mania, one of our former joint venture investments. Consequently, Ms. Samson served as an executive officer throughout our bankruptcy proceedings described elsewhere herein. In her current position, Ms. Samson oversees all functional disciplines of finance and management information systems. Prior to joining us in 1996, Ms. Samson was the Vice President, Controller, for the Hotel del Coronado, a spacious luxury resort in San Diego, California. Prior to that time, Ms Samson spent eight years with Wells Fargo Alarm Services, Inc., where she was in charge of various management responsibilities including budgeting, planning, analysis, and reporting. Ms Samson has nearly 20 years of experience in financial management.

Charles E. Robinson: Mr. Robinson assumed the responsibilities of Senior Vice President of Operations in September 2000. Prior to joining us, Mr. Robinson was Senior Vice President of Rain Forest Cafe and held various executive positions in his four-year tenure there. Prior to that, he has served as President of a Ryan's Family Steakhouse prototype concept, "Caliente Grill", and held executive positions with Hyatt Hotel Corporation and Sheraton Hotels.

Trish Giordano: Ms. Giordano assumed the responsibilities of Vice President of Strategic Partnerships in late 2000, after having served six years as the Vice President of Sales and Director of Sales for Planet Hollywood. Ms. Giordano has an extensive background in the tour and travel industry, and represents Planet Hollywood on the Board of Directors for the Travel Industry Association of America based in Washington, DC. In her current position, Ms. Giordano is responsible for prospecting and developing national alliances and partnerships with major key companies in the hospitality, entertainment and leisure industries. Prior to joining Planet Hollywood in 1994, Ms. Giordano served as Director of Travel Industry Sales for five years with Rank Leisure/Orlando Entertains.

                             EXECUTIVE COMPENSATION

         The following table sets forth certain compensation awarded to, earned by or paid to our Chief Executive Officer, each of our other four most highly compensated executive officers serving as executive officers at the end of the 1999 fiscal year and one additional individual who would have been included as one of such four individuals but for the fact that he was not serving as an executive officer at the end of the 1999 fiscal year (collectively, the "Named Executive Officers"), for services rendered in all capacities to our company during fiscal years 1997, 1998 and 1999.



Summary Compensation Table
                                                                                     -------------------------
                                                                                       Long-Term Compensation
                                             --------------------------------------- -------------------------
                                                        Annual Compensation                    Awards
-------------------------------------------- --------------------------------------- ------------------------- ----------------
                                                                                                   Securities
                                                                                                   Underlying
                                               Annual      Annual     Other Annual    Restricted    Options/       All Other
Name and Position                    Fiscal    Salary       Bonus     Compensation      Stock         SARs       Compensation
                                      Year       ($)         ($)           ($)           ($)          (#)             ($)
------------------------------------ ------- ----------- ----------- --------------- ----------- ------------- ----------------

Robert Earl,                          1997      600,000          --            4,419          --            --               --
Chief Executive Officer, Chairman     1998      600,000          --            6,309          --            --               --
of the Board and President            1999      600,000          --            6,909          --            --               --
------------------------------------ ------- ----------- ----------- --------------- ----------- ------------- ----------------

Thomas Avallone,                      1997      300,000          --            8,854          --            --               --
Executive Vice President and Chief    1998      375,000      75,000            8,228          --       100,000               --
Financial Officer (a)                 1999      375,000          --            7,168          --            --               --
------------------------------------ ------- ----------- ----------- --------------- ----------- ------------- ----------------

Scott E. Johnson,                     1997      200,000          --            7,506          --            --               --
Executive Vice President, General     1998      250,000      40,385            8,436          --        70,000               --
Counsel and Secretary (b)             1999      250,000          --            7,599          --            --               --
------------------------------------ ------- ----------- ----------- --------------- ----------- ------------- ----------------

John R. McCann,                       1997      250,000          --               --          --                             --
Vice President of Development (g)     1998      250,000          --            1,259          --        22,833               --
                                      1999      250,000          --               12          --            --               --
------------------------------------ ------- ----------- ----------- --------------- ----------- ------------- ----------------

James T. Stanley,                     1997      175,000          --            4,788          --            --               --
Senior Vice President of              1998      223,462          --            6,433          --       100,000               --
Operations (f)                        1999      237,019          --            4,698          --            --               --
------------------------------------ ------- ----------- ----------- --------------- ----------- ------------- ----------------

William H. Baumhauer, President       1997           --          --               --          --            --               --
and Chief Operating Officer (c)       1998      212,591          --            5,125          --       750,000       79,439 (d)
                                      1999      312,981          --            6,248          --            --       53,494 (e)
------------------------------------ ------- ----------- ----------- --------------- ----------- ------------- ----------------

(a) Mr. Avallone resigned as an officer of our company in September 2000, however, based on his position as and executive officer during fiscal 1999, Mr. Avallone is classified as a Named Executive Officer in this prospectus. Mr. Avallone currently provides consulting services to us. See discussion of Employment Contracts below.

(b) Mr. Johnson left the employ of our company in February 2000, however, based on his position as an executive officer in fiscal 1999, Mr. Johnson is classified as a Named Executive Officer in this prospectus. See discussion of Employment Contracts below.

(c) Mr. Baumhauer joined our company in July 1998 as President and Chief Operating Officer. Mr. Baumhauer resigned from such positions in June 1999 and therefore did not serve as an executive officer at fiscal year end 1999; however, based on his position as an executive officer during fiscal 1999, Mr. Baumhauer is classified as a Named Executive Officer in this prospectus. Consequently, the compensation figures for 1998 and 1999 do not represent a full year's compensation.

(d) All Other Compensation for Mr. Baumhauer in 1998 consisted of certain relocation expenses ($68,839) and country club dues ($10,600).

(e) All Other Compensation for Mr. Baumhauer in 1999 consisted of certain severance payments ($50,000) and relocation expenses ($3,494).

(f) Mr. Stanley left the employ of our company in September 2000, however, based on his position as an executive officer in fiscal 1999, Mr. Stanley is classified as a Named Executive Officer in this prospectus. See discussion of Employment Contracts below.

(g) Mr. McCann left the employ of our company in April 2000, however, based on his position as an executive officer in fiscal 1999, Mr. McCann is classified as a Named Executive Officer in this prospectus. See discussion of Employment Contracts below.


Aggregated Option/SAR Exercises and 1999 Fiscal Year-End Option/SAR Value Table

         There were no grants in fiscal 1999 of any stock options or SARs to the Named Executive Officers. The following table sets forth information concerning each exercise of stock options and SARs during fiscal 1999 by each of the Named Executive Officers, and the aggregated 1999 fiscal year-end value of unexercised options and SARs held by such individuals. Note that effective May 9, 2000, all of our previously outstanding securities, including the stock options listed below, were canceled in accordance with the terms of our plan of reorganization.



    Aggregated Option/SAR Exercises and 1999 Fiscal Year-End Option/SAR Value
--------------------------------------------------------------------------------

Name                           Shares           Value           Number of Securities         Value of Unexercised
                            Acquired on      Realized ($)      Underlying Unexercised     in-the-money Options/SARs
                            Exercise (#)                        Options/SARs at 1999     at 1999 Fiscal Year-end ($)
                                                                Fiscal Year-end (#)
-------------------------- --------------- ----------------- =========================== =============================

                                                             exercisable  unexercisable  exercisable   unexercisable
-------------------------- --------------- ----------------- ------------ -------------- ------------ ----------------

Robert Earl                             0                 0            0              0            0                0
-------------------------- --------------- ----------------- ------------ -------------- ------------ ----------------

Thomas Avallone                         0                 0       65,999        101,334            0                0
-------------------------- --------------- ----------------- ------------ -------------- ------------ ----------------

Scott E. Johnson                        0                 0       38,777         77,556            0                0
-------------------------- --------------- ----------------- ------------ -------------- ------------ ----------------

John R. McCann                          0                 0        7,611         15,222            0                0
-------------------------- --------------- ----------------- ------------ -------------- ------------ ----------------

James T. Stanley                        0                 0       44,233         88,467            0                0
-------------------------- --------------- ----------------- ------------ -------------- ------------ ----------------

William H. Baumhauer                    0                 0            0              0            0                0
-------------------------- --------------- ----------------- ------------ -------------- ------------ ----------------


Compensation of Directors

         Directors who are not compensated as officers of our company are entitled to $20,000 in annual fees, with an additional $1,000 payment for each Board meeting attended and a $500 payment for each Committee meeting. While there were 34 Board meetings held in fiscal 1999, in light of our reorganization, most directors waived their fees and only $63,250 was paid to directors in connection with their service on the Board. Directors who are compensated as employees receive no additional compensation for service as a director. We will also reimburse each director for out-of-pocket expenses incurred in attending meetings of the Board of Directors and its committees. All directors are eligible to receive stock options, however no stock options were granted to directors in fiscal 1999.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

         We are party to an employment agreement with Mr. Robert Earl providing for his employment as our Chief Executive Officer and our significant subsidiaries and affiliates, expiring December 31, 2004. The agreement provides for a base salary of $200,000 per year with review of Mr. Earl's compensation not less than annually by the Board, an annual cash incentive bonus in the discretion of the Board of Directors, participation in our stock-based incentive compensation plan for executives and employees and all benefits generally made available to our executive officers. Mr. Earl has also been granted stock options to purchase 2,000,000 shares of our current Class A common stock at an exercise price of $4.2857 per share, provided that such options shall not vest (and therefore are not exerciseable by Mr. Earl) until the average fair market value of our Class A common stock equals or exceeds $40.00 per share for three consecutive business days. Such options are exerciseable for a period of five years and we have agreed to register with the Securities and Exchange Commission the resale of the shares underlying said options upon Mr. Earl's exercise of all of said options. The employment agreement further provides that Mr. Earl is permitted to undertake or conduct other business, civic or charitable activities during the term of his employment as long as such activities do not materially interfere with his obligations to us. Mr. Earl may not, however, invest or otherwise participate in other Hollywood themed restaurant ventures. We have the right to terminate the agreement without any further obligation in the event: (i) Mr. Earl dies or becomes incapacitated for six consecutive months, (ii) he willfully breaches the agreement, or (iii) he is convicted, of or pleads guilty to, a felony crime involving moral turpitude or certain other crimes involving our property. Mr. Earl is entitled to terminate the agreement in the event he is not elected or retained as our Chief Executive Officer and a director or we (or any successor company) materially reduce his responsibilities. In the case of such termination by Mr. Earl, or if the agreement is terminated by us without cause or upon Mr. Earl's death or disability, he will be entitled to receive an amount equal to his then current base salary for the remainder of the term of the agreement (or at least twelve months), all incentive bonuses earned or granted and all stock options awarded to Mr. Earl shall immediately vest. The agreement also includes certain non-disclosure and non-interference provisions which continue for a period of one year following the termination of Mr. Earl's employment.

         We are also party to a Consulting Agreement with OCS Consultants, Inc., a Florida corporation of which Mr. Earl is the sole shareholder and director, whereby OCS has agreed to provide services to the Company for a period of five years, expiring December 31, 2004. The agreement provides for consulting fees of $400,000 per year. The agreement also provides for termination and other provisions which are generally consistent with Mr. Earl's employment agreement described above.

         We were previously party to an employment agreement with Mr. Thomas Avallone dated January 1, 1998 providing for his employment as Executive Vice President and Chief Financial Officer originally through January 1, 2001. That agreement was amended by the Bankruptcy Court in connection with our reorganization to provide that Mr. Avallone's employment with us terminated shortly after completion of our reorganization. Mr. Avallone resigned as an officer in September, 2000. In exchange for Mr. Avallone's agreement to the early termination and cancellation of his employment agreement, we agreed to pay Mr. Avallone the sum of $175,000, plus accrued wages and benefits through his termination date. Subsequent to his resignation Mr. Avallone shall be entitled to receive from us certain medical and dental insurance benefits for a period of twelve months and be entitled to receive stock options in an amount no less than, and at an exercise price no greater than, stock options provided to our directors upon emergence of our reorganization. Since Mr. Avallone's resignation, we have entered into a consulting arrangement for the non-exclusive provision of services by Mr. Avallone for certain financial and consulting services.

         We were previously party to an employment agreement with Mr. Scott Johnson dated May 1, 1996, as amended, providing for his employment as Executive Vice President, General Counsel and Secretary originally through February 28, 2000, with such term automatically renewing for additional eighteen-month periods unless either party provided notice to the other of its unwillingness to renew. That agreement was amended by the Bankruptcy Court in connection with our reorganization to provide that Mr. Johnson's employment with us terminate on a date, at Mr. Johnson's discretion, on or between February 1, 2000 and March 1, 2000. Mr. Johnson left our employ on February 16, 2000. In exchange for Mr. Johnson's agreement to the early termination and cancellation of his employment agreement, we agreed to pay Mr. Johnson the sum of $180,000, in twelve monthly installments. Until such sum has been paid, Mr. Johnson shall provide certain legal and consulting services to us, up to 75 hours per month, at no charge. Subsequent to his termination Mr. Johnson shall also be entitled to receive from us certain medical and dental insurance benefits for a period of twelve months and he received 20,000 stock options to purchase shares of our current Class A common stock, at an exercise price of $2.38 per share.

         Mr. John McCann did not have an employment agreement with us. In connection with Mr. McCann's cessation of employment with us in April 2000, no severance payments were made to Mr. McCann.

         We were party to an employment agreement with Mr. James Stanley dated January 1, 1998 providing for his employment as Senior Vice President of Operations originally through January 1, 2001. This agreement was amended by the Bankruptcy Court in connection with our reorganization to provide that Mr. Stanley's employment with us was on a month to month basis until such time as we provided Mr. Stanley with 30 days prior written notice of our intention to terminate the agreement. The agreement was terminated in interim 2000, and in exchange for Mr. Stanley's agreement to the amendment of his employment agreement, we paid Mr. Stanley the sum of $75,000, plus accrued wages and benefits through his termination date.


Report on Repricing of Options/SARs

         At no time during fiscal 1999 did we adjust or amend the exercise price of stock options or SARs previously awarded to any of the Named Executive Officers or any other officers or employees.

Insider Participation in Compensation Decisions and Board Compensation Committee Report on Executive Compensation

         The Compensation Committee during fiscal 1999 was composed of Mr. Earl, our Chief Executive Officer and President, and two outside independent directors, Mr. Montague and Mr. Sharp. Mr. Sharp resigned as a director in April 1999 and Mr. Montague passed away in November 1999. The Compensation Committee held no meetings in fiscal 1999. The functions of the Compensation Committee include the review, evaluation and approval of our compensation system for the highest ranking executive officers, including the Chairman of the Board, the Chief Executive Officer and the President. All other compensation decisions are proposed by our human resources department and approved by the Chief Executive Officer.

         For purposes of making compensation determinations, the Compensation Committee uses broad-based industry surveys of what executives with comparable responsibilities are paid and evaluates individual performance. In addition, the committee considers the qualifications and experience of the persons concerned, the size and complexity of operations under that person's control, our financial condition, the compensation paid to other persons employed by us and the compensation paid to persons having similar duties and responsibilities in comparable organizations or industries. We strive to provide a comprehensive executive compensation system that is competitive and performance-based in order to attract and retain superior executive talent.

         Our current compensation package includes a mix of base salary, short-term and long-term incentive opportunities and other common employee benefits. Changes in compensation are based on an individual's performance, our performance and the competitive marketplace. Base salaries are intended to signal the internal value of the position and to track with the external marketplace. Most executive officers serve pursuant to employment agreements that provide for a minimum base salary that may not be reduced without the consent of the executive officer. Base salaries did not increase in fiscal 1999 due to our poor financial performance and reorganization proceedings. The Compensation Committee endorses the position that stock ownership by management is beneficial in aligning management's and shareholders' interests in the enhancement of shareholder value. To that end, we have adopted a Stock Award and Incentive Plan, whereby we may utilize stock options, restricted stock awards and certain other benefits to provide long-term compensation. Depending on an individual's and our performance, stock options are normally granted each year as a component of long-term compensation with the size of the grants generally tied to and weighted approximately equally based on an officer's responsibility level, base salary and performance. The number of options held is not considered when determining the option awards for any particular year. During 1999, no stock options were granted to any of our officers. The purpose of restricted stock awards is to attract and retain executive officers whose actions will impact our long-term operating results and to motivate such executives by providing them with an immediate ownership stake in our company. Restricted stock awards generally have vesting requirements of three years. In addition to providing a direct relationship between shareholder value and the value of the benefit to the officer, restricted stock is a powerful retention device as the shares are forfeitable by the executive until the vesting restrictions have been satisfied. During 1999, no restricted stock awards were granted to any of our officers.

         Specifically as to Robert Earl, our Chairman of the Board and Chief Executive Officer, Mr. Earl received a base salary of $600,000 in fiscal 1999 pursuant to his then current employment agreement with us. Mr. Earl waived certain compensation increases in both fiscal 1998 and fiscal 1999 due him pursuant to said employment agreement. Furthermore, no bonuses were paid, nor were any stock options or restricted stock awards granted to Mr. Earl based on our performance and a determination by the Compensation Committee that the base compensation for Mr. Earl coupled with the number of shares of common stock then beneficially owned by him provided an adequate incentive to increase stockholder value. Mr. Earl's overall compensation reflects the extent of his policy and decision-making authority and his level of responsibility with respect to the strategic direction and financial and operational results of our company.

         The Compensation Committee intends to review the performance of certain executive officers during the current fiscal year, and to reward performance through cash bonuses or other incentive compensation at the committee's discretion. In that regard, the qualitative factors that the committee will use are our performance, managerial vision, decision-making acumen, effectiveness, teamwork and the results obtained by senior management.

                                                         Compensation Committee:
                                                         Robert Earl, Director


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         In connection with our plan of reorganization, effective May 9, 2000, all of our previously outstanding securities, instruments and agreements governing any claims and interests, including all shares of our common stock and options to acquire our common stock, were canceled and terminated, and all of our obligations relating thereto were discharged in accordance with the terms of our plan of reorganization. Shareholders owning at least 5,450 shares of our previously outstanding common stock received their pro rata share of up to 200,000 warrants to purchase shares of our currently authorized Class A common stock. See "The Company - - The 1999 - 2000 Restructuring."

         The following table sets forth information regarding the beneficial ownership of our currently authorized common stock as of December 15, 2000 (based on approximately 3,000,001 shares of Class A common stock and 7,000,023 shares of Class B common stock outstanding) by:

         1.       Each director at such date;
         2. Each of the Named Executive Officers for fiscal 1999 (as defined above in "Executive Compensation");
         3. Current directors and executive officers of our company as a group at such date; and
         4. Each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock on such date.



                          NAME OF                              AMOUNT AND NATURE OF BENEFICIAL   PERCENT OF COMMON
                      BENEFICIAL OWNER                          OWNERSHIP OF COMMON STOCK (a)        STOCK (a)

Directors and Named Executive Officers

Thomas Avallone (b)                                                                           0                  **

William H. Baumhauer (b) (c)                                                                  0                  **

Robert Earl (b)(j)                                                                            0                  **

Claudio Gonzalez (d)                                                 Class B            233,334                 2.3

Steven Grapstein (e)                                                                          0                  **

Mustafa Al Hejailan (f)                                                                       0                  **

Scott E. Johnson (g)                                                                          0                  **

John R. McCann (q)                                                                            0                  **

Ed Rogers (h)                                                                                 0                  **

James T. Stanley (p)                                                                          0                  **

Douglas P. Teitelbaum (i)                                                                     0                  **

Christopher Thomas (b)                                                                        0                  **

Philip Wong  (j)                                                                              0                  **

Directors and executive officers  as a group (13 persons)               Class B         233,334                 2.3

Other stockholders owning more than 5% of Common Stock

Bay Harbour Management L.C. (k)                                          Class A      1,309,017                13.1

Holst Trust (l)                                                          Class B      2,333,341                23.3

Leisure Ventures Pte, Ltd. (m)                                           Class B      1,166,671                11.7

Kingdom Planet Hollywood, Ltd. (n)                                       Class B      2,333,341                23.3

Magnetic Light Profits Limited (o)                                      Class A         998,300
                                                                        Class B         933,336                19.3
--------------------------------------------------------------------------------------------------------------------

** Represents holdings of less than one percent (1%).
-----------------------------
(a) Figures account for both Class A and Class B common stock outstanding as of the date referenced above. Figures also include and account for any options or warrants to acquire shares of Class A or Class B common stock which are exercisable by the listed stockholders on or before May 8, 2001. Any such options or warrants are noted in the stockholders' respective footnotes.
(b) The address for each of these beneficial owners is c/o Planet Hollywood International, Inc., 8669 Commodity Circle, Orlando, Florida 32819.
(c) Mr. Baumhauer was not employed by the Company at the end of fiscal 1999, however, based on his position as an executive officer in fiscal 1999, Mr. Baumhauer is classified as a Named Executive Officer in this prospectus.
(d) In accordance with the terms of our reorganization plan, of the 233,334 shares listed above, 33,333 shares have been withheld by us in order to deliver such shares to certain celebrities and other parties in consideration for their involvement with us. The address for Mr. Gonzalez is c/o Kimberly Clark de Mexico, Jose Luis Lagrange, No. 103, 3rd Floor, Colonia, Los Morales, 11510 Mexico, D.F.
(e) The address for Mr. Grapstein is c/o Kuo Investment Company, 55 5th Avenue, 16th Floor, New York, New York, 10003.
(f) The address for Mr. Al-Hejailan is c/o Kingdom Holding Company, P.O. Box 8653, Riyadh 11492, Kingdom of Saudi Arabia.
(g) Mr. Johnson is no longer employed by the Company, however, based on his position as an executive officer in fiscal 1999, Mr. Johnson is classified as a Named Executive Officer in this prospectus. The address for Mr. Johnson is c/o Moran & Shams, P.A., 111 N. Orange Avenue, Suite 1200, Orlando, Florida 32801.
(h) The address for Mr. Rogers is c/o Barbour Griffith & Rogers, 1275 Pennsylvania Avenue NW, 10th Floor, Washington, DC 20004.
(i) The address for Mr. Teitelbaum is c/o Bay Harbour Management L.C., 885 Third Avenue, 34th Floor, New York, New York 10022.
(j) The address for Mr. Wong is c/o Star East Holdings Limited, 29th Floor, Paul Y. Centre, 51 Hung To Roads, Kwun Tong, Hong Kong, Kowloon.
(k) The address for Bay Harbour Management, L.C. is 885 Third Avenue, 34th Floor, New York, New York 10022.
(l) All shares listed above are held of record by Lauren Investments Holdings Limited, as trustee of the Holst Trust U/A/D 9/10/99, the beneficiaries of which are the children of Robert Earl. Mr. Earl disclaims beneficial ownership of the shares held by Lauren Investments Holdings Limited. In accordance with the terms of our reorganization plan, of the 2,333,341 shares listed above, 333,333 shares have been withheld by us in order to deliver such shares to certain celebrities and other parties in consideration for their involvement with us. The address for Lauren Investments Holdings Limited is International Trust Building, Wickhams Cay, Road Town Tortola, British Virgin Islands.
(m) Leisure Ventures Pte Ltd. ("LV") is a private Singapore company that is controlled by Mr. Ong Beng Seng (a former director) indirectly and HPL, a public Singapore company of which Mr. Ong is the largest stockholder. Mr. Ong disclaims beneficial ownership of the shares owned of record by LV. In accordance with the terms of our reorganization plan, of the 1,166,671 shares listed above, 166,667 shares have been withheld by us in order to deliver such shares to certain celebrities and other parties in consideration for their involvement with us. The address for LV is 50 Cuscaden Road, #08-01 HPL House, Singapore 249724.
(n) The address for Kingdom Planet Hollywood, Ltd., a company organized under the laws of the Cayman Islands ("KPH"), is c/o Kingdom Holding Company, P.O. Box 8653, Riyadh 11492, Kingdom of Saudi Arabia. KPH is indirectly controlled by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud, a citizen of the Kingdom of Saudi Arabia. In accordance with the terms of our reorganization plan, of the 2,333,341 shares listed above, 333,333 shares have been withheld by us in order to deliver such shares to certain celebrities and other parties in consideration for their involvement with us.
(o) The address for Magnetic Light Profits Limited, a company organized under the laws of the British Virgin Islands is PO Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands. In accordance with the terms of our reorganization plan, of the 933,336 Class B shares listed above, 133,333 shares have been withheld by us in order to deliver such shares to certain celebrities and other parties in consideration for their involvement with us.
(p) Mr. Stanley is no longer employed by the Company, however, based on his position as an executive officer in fiscal 1999, Mr. Stanley is classified as a Named Executive Officer in this prospectus. The address for Mr. Stanley is c/o 7680 Universal Boulevard, Suite 680, Orlando, Florida 32819.
(q) Mr. McCann is no longer employed by the Company, however, based on his position as an executive officer in fiscal 1999, Mr. McCann is classified as a Named Executive Officer in this prospectus. The address for Mr. McCann is c/o Planet Hollywood International, Inc., 8669 Commodity Circle, Orlando, Florida 32819.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We are party to a license agreement with Planet Hollywood (Asia) Pte. Ltd. ("PH Asia") (a Singapore corporation which was previously owned 50% by each of us and Leisure Ventures Pte. Ltd.. Leisure Ventures beneficially owns more than 5% of our common stock and is a selling stockholder under this prospectus. Mr. Steven Grapstein, one of our directors, is the Chief Executive Officer of Kuo Investment Company, and affiliate of Leisure Ventures. Pursuant to the license agreement, PH Asia has the rights to license and develop Planet Hollywood units throughout most of Asia and certain other countries throughout the world and to receive franchise fees and continuing royalties in respect to the operation of any such units. During fiscal 1999, PH Asia did not open any units. From time to time Leisure Ventures Pte. Ltd. or its affiliates purchase merchandise from us. No such purchases were made in fiscal 1999. See Note 7 to the Consolidated Financial Statements contained herein.

         In February 2000, PH Asia entered into a binding letter agreement pursuant to which Star Performance Development Limited, an affiliate of Magnetic Light Profits Limited (one of the selling stockholders under this prospectus), agreed to purchase one third of PH Asia's outstanding capital stock for approximately $4.0 million. The transaction closed in May, 2000, reducing our equity interest in PH Asia to 33%. In late September 2000, we entered into an agreement with Leisure Ventures and Star East Holdings Limited, the parent corporation to both Star Performance Development Limited and Magnetic Light Profits Limited, whereby both Leisure Ventures and us agreed to sell to our remaining equity interest in PH Asia to Star East in exchange for the issuance of approximately 12% of Star East's issued ordinary share capital, which is freely tradeable on the Stock Exchange of Hong Kong Limited. We received approximately 49,570,552 Star East shares when the transaction closed in late October 2000.

         In March 2000, we formed another Singapore corporation, PlanetHollywoodAsia.com Pte Ltd. ("PHAsia.com"). PHAsia.com is owned 50% by us, 20% by Robert H. Lessin Venture Capital LLC ("RHL"), 20% by Good Learning Limited ("GLL") and 10% by Leisure Ventures Pte Ltd. RHL also owns 20% of another corporation controlled by us, PlanetHollywood.com, Inc. GLL is an affiliate of Magnetic Lights Profits Limited (one of the selling stockholders under this prospectus). PHAsia.com received a royalty-free license from PlanetHollywood.com, pursuant to which PHAsia.com intends to develop foreign language websites similar to the website being developed by PlanetHollywood.com. GLL has agreed to contribute to PHAsia.com such resources as may be necessary for the initial development and promotion of such websites.

         We are party to a master franchise agreement with ECE, S.A. de C.V., a publicly-traded Mexican company ("ECE") in which we are a 20% stockholder. Mr. Claudio Gonzalez, a director and a selling stockholder under this prospectus, is one of ECE's principal stockholders and the Chairman of its Board of Directors. ECE is currently operating, and has rights to open, Planet Hollywood and Official All Star Cafe units in certain international markets, including Mexico and South America. ECE is obligated to pay continuing royalties to us pursuant to such agreement, based on a percentage of the total revenues from its units. During fiscal 1999 ECE did not open any units. From time to time ECE or its affiliates purchase merchandise from us. No such purchases were made in fiscal 1999. See Notes 7 and 14 to the Consolidated Financial Statements contained herein.

         We are party to master franchise agreements with Kingdom Planet Hollywood, Ltd., an affiliate of HRH Prince Alwaleed Bin Talal Abdulaziz Al Saud of Saudi Arabia. Kingdom Planet Hollywood beneficially owns more than 5% of our common stock and is a selling stockholder under this prospectus. Mr. Mustafa Al Hejailan, one of our directors, is an Executive Director of Kingdom Holding Company, and affiliate of Kingdom Planet Hollywood. Pursuant to the master agreements with Kingdom Planet Hollywood, they may develop numerous Planet Hollywood, Official All Star Cafe and Sound Republic units in a total of 23 countries throughout the

Middle East and Europe. Kingdom Planet Hollywood is obligated to pay continuing royalties to us based on a percentage of the total revenues from its units. From time to time Kingdom Planet Hollywood or its affiliates purchase merchandise from us. No such purchases were made in fiscal 1999.

         In accordance with the terms of our reorganization plan, we are party to a Note Purchase Agreement with Bay Harbour Management L.C. and certain other parties in connection with a $10 million standby term loan. Bay Harbour is the beneficial owner of more than 5% of our common stock and is a selling stockholder under this prospectus. Mr. Douglas Teitelbaum, one of our directors, has been a managing principal of Bay Harbour since 1996. In partial consideration for making such loan commitment, we issued to Bay Harbour warrants to purchase 200,000 shares of our Class A common stock at an exercise price of $4.2857 per share until January 9, 2003. Pursuant to the terms of the Note Purchase Agreement, until the maturity date of the standby term loan, Bay Harbour shall have the right to convert any outstanding amount of the loan into shares of our Class A common stock, dollar for dollar, at $4.2857 per share.


                          DESCRIPTION OF SHARE CAPITAL

         Since May 9, 2000, the effective date of our plan of reorganization, we have been governed by our Amended and Restated Certificate of Incorporation (the "Restated Certificate") which provides for Two Hundred Twenty-Five Million (225,000,000) shares of authorized capital stock, consisting of One Hundred Million (100,000,000) shares of Class A common stock, $0.01 par value, Twenty-Five Million (25,000,000) shares of Class B common stock, $0.01 par value, and One Hundred Million (100,000,000) shares of preferred stock, $0.01 par value. The following summary description of our capital stock is qualified in its entirety by reference to our Restated Certificate and Fourth Amended and Restated By-Laws (the "Restated Bylaws"), a copy of each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

         As a result of our reorganization proceedings under the U.S. Bankruptcy Code of 1978, as amended, we are prohibited from issuing any non-voting equity securities, except in certain limited situations. This restriction is included in our Restated Certificate.

Common Stock - Generally

         Our Restated Certificate provides for two classes of common stock, Class A common stock and Class B common stock, which are substantially identical except with respect to certain voting rights. Our common stock is subject to the terms of any preferred stock (as described below) issued by us. Holders of common stock are entitled to such dividends as we may declare from time to time from funds legally available therefor and are entitled to share ratably in all our assets remaining after the payment of all liabilities upon our liquidation, dissolution or winding-up. Our common stock has no preemptive or conversion rights or the benefit of any sinking fund and is not subject to redemption or to liability for any further calls by us. The outstanding shares of common stock are fully paid and nonassessable.

         Except as described below, holders of Class A common stock and Class B common stock shall vote together as a single class on all matters submitted to the stockholders for a vote, and shall be entitled to one vote in person or by proxy for each share of common stock standing in their name. The vote or consent of the holders of any class of common stock voting separately as a single class shall be required to amend or restate the Restated Certificate in a manner that would alter or change the powers, preferences or special rights of such class of common stock, so as to affect them adversely. Currently, there are outstanding approximately three million one (3,000,001) shares of Class A common stock and seven million twenty-three (7,000,023) shares of Class B common stock.

Common Stock - Election of Directors / Voting Agreements

         Pursuant to our Restated Certificate and Restated Bylaws, all of our directors shall be elected by holders of our Class B common stock (voting separately as a single class by a plurality of the votes cast), provided that
(I) after the payment in full of all of our obligations under the 10% Secured Deferrable Interest Notes due 2005, the holders of the Class A common stock shall be entitled to elect two directors and (II) at such time when there shall be no shares of Class B common stock issued and outstanding, the holders of Class A common stock shall be entitled to elect all members of our Board. Furthermore, the initial holders of the Class B common stock entered into voting agreements whereby they agreed to vote their shares initially in favor of the seven directors named in accordance with the terms of our plan of reorganization. Subsequent to the effective date of our reorganization plan, and until our obligations under the Deferrable Interest Notes have been paid in full, the parties have agreed to vote their shares in favor of two directors nominated by holders of at least a majority in principal amount of the outstanding Deferrable Interest Notes. The voting agreements also provide that
(I) a party holding more than 750,000 shares of common stock shall be entitled to nominate a single candidate for election to the Board and that all parties agree to vote in favor of any such properly nominated candidate and (II) except as otherwise provided, the parties agree to vote in accordance with the direction of Robert Earl on certain items, including the proposal to elect directors or to fill vacancies on the Board, amending our Restated Certificate or Restated Bylaws, removing officers or issuing securities, provided that Mr. Earl is serving on the Board or as an executive officer. Holders of common stock do not have cumulative voting rights for the election of directors.

Common Stock - Conversion of Class B Common Stock and Certain Indebtedness

         In accordance with the terms of our plan of reorganization, all shares of Class B common stock were issued to five stockholders in exchange for an aggregate $30 million. Upon the transfer of shares of Class B common stock (other than a transfer to one of those stockholders or an affiliate thereof), such shares of Class B common stock shall automatically convert into an equal number of shares of Class A common stock. In the event that all issued and outstanding shares of Class B common stock constitute 10% or less of all issued and outstanding common stock, all such shares of Class B common stock shall automatically convert into an equal number of shares of Class A common stock. All shares of Class B common stock shall also be convertible, at the option of the record holders of such shares, into an equal number shares of Class A common stock at any time after payment in full of the Deferrable Interest Notes; provided that such optional conversion must include all then outstanding shares of Class B common stock. Shares of Class B common stock that are converted into shares of Class A common stock will be canceled and retired by us and may not be reissued.

         In accordance with the terms of our plan of reorganization, we obtained a standby term loan in principal amount of up to $10 million which shall mature in May 2002, subject to certain optional extensions. At its option, until the maturity date of the loan, the lender shall have the right to convert any outstanding amount of the loan into shares of Class A common stock, dollar for dollar, at $4.2857 per share.

Transfer Agent and Registrar

         The transfer agent and registrar for our Class A common stock is American Stock Transfer Trust Company, 6201 Fifteenth Avenue, 2nd Floor, Brooklyn, New York 11219.

Preferred Stock

         We may issue up to twenty five million (25,000,000) shares of preferred stock in one or more series. Our Board of Directors has the authority, without any vote or action by any stockholders, to issue preferred stock and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting any series. There are no shares of preferred stock outstanding, and there are no agreements or understandings for the designation of any series of preferred stock or the issuance of shares thereunder. The existence of authorized but unissued preferred stock may enable our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Warrants

         As part of our plan of reorganization, holders of at least 5,450 shares of our previously existing class A common stock (which was canceled and extinguished) were issued their pro-rata share of up to 200,000 warrants. Each warrant is exercisable for the purchase of one share of new Class A common stock at an exercise price of $65.50 per share and will expire on May 9, 2003. The number of shares of Class A common stock issuable upon exercise of the warrants is subject to adjustment upon the occurrence of certain customary dilutive events. In addition, as part of the standby term loan described above, the lender was granted, as part of its commitment fee, warrants to purchase 200,000 shares of new Class A common stock at an exercise price of $4.2857 per share which will expire on January 9, 2003.

                              SELLING STOCKHOLDERS

Registered Shares

         This prospectus relates to the reoffer and resale of up to 9,908,622 shares of our Class A common stock by certain selling stockholders. Pursuant to our plan of reorganization, the selling stockholders received certain new securities in exchange for prior claims against us, in exchange for new equity investment in us and/or in exchange for making certain loan commitments to us. These new securities consisted, in part, of new Class A common stock, new Class B common stock (convertible into Class A common stock), warrants to purchase Class A common stock, and a Secured Convertible Term Note (convertible into Class A common stock). See "The Company - The 1999-2000 Restructuring." The registration of the shares of Class A common stock offered for resale hereby is pursuant to a registration rights agreement entered into in connection with our plan of reorganization.

         To the extent known, the following table sets forth, as of January 31, 2001, the name of each selling stockholder, the amount of securities owned by each such selling stockholder prior to this offering, and the total number of shares of Class A common stock being offered by each selling stockholder.


------------------------------------------ ---------------------------------------------------------- -----------------
                                                  Securities Owned Prior To This Offering (1)              Total
                                           ----------------------------------------------------------  Number of Class
                 Name of                     Class A       Class B      Warrants         Notes         A Shares Being
             Selling Stockholder             Shares (2)    Shares (3)       (4)       ($ value) (5)      Offered (6)
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Claudio Gonzalez (7)                            0          233,334         51              0              233,385
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Holst Trust (7)                                 0         2,333,341         0              0             2,333,341
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Leisure Ventures Pte, Ltd. (7)                  0         1,166,671      22,111            0             1,188,782
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Kingdom Planet Hollywood, Ltd. (7)              0         2,333,341       3,095            0             2,336,436
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Magnetic Light Profits Limited (7)              0          933,336          0              0              933,336
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Bay Harbour Management L.C.                     0             0          200,000      $10 million        2,533,341
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Bank of America Securities LLC                2,800           0             0              0               2,800
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Bay Harbour 98-1 LP                           4,041           0             0              0               4,041
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Bay Harbour Partners                          93,943          0             0              0               93,943
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Bay Harbour 90-1, Ltd.                       114,800          0             0              0              114,800
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Benjamin & Genevieve Fleming TTEES FBO          32            0             0              0                 32
Benjamin & Genevieve Fleming Trust U/A/D
3/20/84
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Bennett Restructuring Fund LP                 20,586          0             0              0               20,586
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Bennett Offshore Restructuring Fund Inc.      12,075          0             0              0               12,075
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Dominion Resources Inc. Retirement Plan       21,764          0             0              0               21,764
Trust
========================================== ============= ============= ============ ================= =================


------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
F/B/O Cary N. May Delaware Charter              32            0             0              0                 32
Guaranty & Trust, Trustee
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
F/B/O Barry W. Blank Trust Barry W.            477            0             0              0                477
Blank Trustee
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
FBO Carleton & Barbara Block Family             16            0             0              0                 16
Trust Carleton Block Trustee
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Greyhound Lines, Inc. Amalgamated             4,534           0             0              0               4,534
Council Retirement & Disability Trust
Custodian - Union Bank of California
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Harry B. Ransom Barbara J. Ransom CO            16            0             0              0                 16
Trustees
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
James A. Petty                                  32            0             0              0                 32
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Lipstick Ltd.                                 16,020          0             0              0               16,020
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Mark Schlise Trust & Anthony L. Schlise         48            0             0              0                 48
Trust
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Nader Tavakoli                                1,400           0             0              0               1,400
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
OTA Limited Partnership                       1,400           0             0              0               1,400
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Paribas Multi Manager Fund                     748            0             0              0                748
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Retail High Yield                               32            0             0              0                 32
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Richard L. Van Der Molen                        64            0             0              0                 64
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Rita M. Schlise                                 16            0             0              0                 16
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Triage Capital Management L.P.                2,100           0             0              0               2,100
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Trophy Hunter Investment Ltd.                 53,025          0             0              0               53,025
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------

------------------------------------------ ------------- ------------- ------------ ----------------- -----------------

------------------------------------------ ------------- ------------- ------------ ----------------- -----------------
Totals                                       350,001      7,000,023      225,257           10            9,908,622
------------------------------------------ ------------- ------------- ------------ ----------------- -----------------

(1) The number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.
(2) As of January 31, 2001, there were approximately 3,000,001 shares of our Class A common stock issued and outstanding.
(3) As of January 31, 2001, there were 7,000,023 shares of our Class B common stock issued and outstanding. The Class B shares are automatically convertible into shares of our Class A common stock (1 for 1) under certain circumstances, including transfers to persons other than the Class B stockholders listed in the above table or their affiliates. See "Description of Share Capital."

(4) On May 9, 2000, the effective date of our plan of reorganization, we issued to certain holders of our old Class A common stock (which was canceled) warrants to purchase up to 200,000 shares of our new Class A common stock, exercisable until May 9, 2003 at $65.50 per share. We also issued warrants to purchase up to 200,000 shares of our new Class A common stock, exercisable until January 9, 2003 at

         $4.2857 per share. As of January 31, 2001, no warrants had been exercised.
(5) Pursuant to the terms of a Note Purchase Agreement between us, certain other parties and Wilmington Trust Company, as agent, until the maturity date of the $10 million standby term loan evidenced by a secured convertible term note, the lender has the right to convert any outstanding amount of the loan into shares of our Class A common stock, dollar for dollar, at $4.2857 per share. As of January 31, 2001, approximately $4 million was outstanding under the loan but no amounts had been converted.
(6) The number for each selling stockholder assumes the conversion of all Class B shares, the exercise of all warrants, and the conversion of the entire $10 million standby term loan.
(7) Of the total number of Class B shares owned by each of the selling stockholders prior to the offering, approximately 14.29% of the total was withheld by us in accordance with the terms of our plan of reorganization. These selling stockholders have agreed to allow us to redirect such shares to certain celebrities and other parties (in our sole discretion) in consideration for such parties' involvement with us. An aggregate of 999,999 shares have been so withheld by us and the selling stockholders are not entitled to the return of any such shares. Upon the transfer of any such shares by us to celebrity or other parties, the identity of additional selling stockholders will be named supplementally.


         Each selling stockholder may offer and sell pursuant to this prospectus all, some or none of the shares of Class A common stock held by or issuable to that selling stockholder as identified above as being offered hereby. It is unknown if, when or in what amounts the selling stockholders may offer such shares. Inclusion in the above table does not imply that any selling stockholder will actually offer and sell any of the shares registered on behalf of that stockholder. Consequently, no estimate can be given as to the amount of registered shares that will be held by the selling stockholders after completion of the offering.


Material Relationships

         In addition to their ownership of the securities noted above, the selling stockholders have had material relationships with us within the past three years as follows:

         Claudio Gonzalez - Mr. Gonzalez has been one of our directors since June 1996. We are party to a master franchise agreement with ECE, S.A. de C.V., a publicly-traded Mexican company ("ECE") in which we are a 20% stockholder. Mr. Gonzalez, one of the selling stockholders, is also one of ECE's principal stockholders and the Chairman of its Board of Directors. ECE is currently operating, and has rights to open, Planet Hollywood and Official All Star Cafe units in certain international markets, including Mexico and South America. ECE is obligated to pay continuing royalties to us pursuant to such agreement, based on a percentage of the total revenues from its units. During fiscal 1999 ECE did not open any units or purchase any merchandise from us.

         Holst Trust - All of the shares of our Class A common stock owned by the Holst Trust are held of record by Lauren Investments Holdings Limited, as trustee of the Holst Trust U/A/D 9/10/99, the beneficiaries of which are the children of Robert Earl, our Chairman of the Board and Chief Executive Officer. Mr. Earl disclaims beneficial ownership of all shares held by Lauren Investments Holdings Limited.

         Leisure Ventures Pte, Ltd./ Magnetic Light Profits Limited - We are party to a license agreement with Planet Hollywood (Asia) Pte. Ltd. ("PH Asia"), a Singapore corporation which until May, 2000 was 50% owned by us and Leisure Ventures Pte. Ltd., a Singapore corporation. Mr. Steven Grapstein, one of our directors, is the Chief Executive Officer of Kuo Investment Company, an affiliate of Leisure Ventures Pte, Ltd. Pursuant to the license agreement, PH Asia has the rights to license and develop Planet Hollywood units throughout most of Asia and certain other countries throughout the world and to receive franchise fees and continuing royalties in respect to the operation of any such units. During fiscal 1999, PH Asia did not open any units or purchase any merchandise from us.

         In February 2000, PH Asia entered into a binding letter agreement pursuant to which Star Performance Development Limited, an affiliate of Magnetic Light Profits Limited (one of the selling stockholders), agreed to purchase one third of PH Asia's outstanding capital stock for approximately $4.0 million. The transaction closed in May, 2000, reducing our equity interest in PH Asia to 33%. In late September 2000, we entered into an agreement with Leisure Ventures and Star East Holdings Limited, the parent corporation to both Star Performance Development Limited and Magnetic Light Profits Limited, whereby both Leisure Ventures and us agreed to sell to our remaining equity interest in PH Asia to Star East in exchange for the issuance of approximately 12% of Star East's issued ordinary share capital, which is freely tradeable on the Stock Exchange of Hong Kong Limited. We received approximately 49,570,552 Star East shares when the transaction closed in late October 2000.

         In March 2000, we formed another Singapore corporation, PlanetHollywoodAsia.com Pte Ltd. ("PHAsia.com"). PHAsia.com is owned 50% by us, 20% by Robert H. Lessin Venture Capital LLC ("RHL"), 20% by Good Learning Limited ("GLL") and 10% by Leisure Ventures Pte Ltd. RHL also owns 20% of another corporation controlled by us, PlanetHollywood.com, Inc. GLL is an affiliate of Magnetic Lights Profits Limited (one of the selling stockholders). PHAsia.com received a royalty-free license from PH.com, pursuant to which PHAsia.com intends to develop foreign language websites similar to the website being developed by PlanetHollywood.com, Inc. GLL has agreed to contribute to PHAsia.com such resources as may be necessary for the initial development and promotion of such websites.

         Kingdom Planet Hollywood, Ltd. - We are party to master franchise agreements with Kingdom Planet Hollywood, Ltd. ("Kingdom"), a selling stockholder, pursuant to which Kingdom may develop numerous Planet Hollywood, Official All Star Cafe and Sound Republic units in more than twenty countries throughout the Middle East and Europe. Kingdom is obligated to pay continuing royalties to us pursuant to such agreements, based on a percentage of the total revenues from its units. During fiscal 1999 Kingdom did not open any units or purchase any merchandise from us. Mr. Mustafa Al Hejailan, one of our directors, is an Executive Director of Kingdom Holding Company, an affiliate of Kingdom Planet Hollywood, Ltd.

         Bay Harbour Management L.C. - We are party to a Note Purchase Agreement with Bay Harbour Management L.C. and certain other parties in connection with a $10 million standby term loan. In partial consideration for making such loan commitment, we issued to Bay Harbour Management L.C. warrants to purchase 200,000 shares of our new Class A common stock at an exercise price of $4.2857 per share until January 9, 2003. Pursuant to the terms of the Note Purchase Agreement, until the maturity date of the standby term loan, Bay Harbour shall have the right to convert any outstanding amount of the loan into shares of our Class A common stock, dollar for dollar, at $4.2857 per share. Mr. Douglas Teitelbaum, one of our directors, has been a managing principal of Bay Harbour Management L.C. since 1996.

                              PLAN OF DISTRIBUTION


         In accordance with our plan of reorganization and pursuant to a registration rights agreement between us and the selling stockholders, we have agreed to prepare and file a registration statement, of which this prospectus is a part, relating to the sale of the registered shares by the selling stockholders. Pursuant to the registration rights agreement (a copy of which is filed as an exhibit to the registration statement), the expenses associated with this registration will generally be paid as follows:


                  ------------------------------------------------------------------- ------------------------

                  Expenses associated with:                                           To be paid by:
                  -------------------------                                           --------------
                  ------------------------------------------------------------------- ------------------------

                  Registration of the registered shares (including all related        us
                  costs and fees)
                  ------------------------------------------------------------------- ------------------------

                  Selling expenses (including any underwriting discounts and          the selling stockholder
                  commissions and brokerage commissions and fees)
                  ------------------------------------------------------------------- ------------------------


         We are registering the registered shares on behalf of the selling stockholders. As used herein, "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling registered shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. Sales of registered shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq over-the-counter bulletin board, on other nationally recognized markets or national securities exchanges, in the over-the-counter market, in privately negotiated transactions, in underwritten transactions, through put or call options transactions relating to the registered shares, through short sales of the registered shares, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of registered shares by the selling stockholders.

         The selling stockholders may effect such transactions by selling registered shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of registered shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The selling stockholders and any broker-dealers that act in connection with the sale of registered shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the registered shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the registered shares against certain liabilities, including liabilities arising under the Securities Act.

         Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have also informed the selling stockholders that the anti-manipulative provisions of

Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         The selling stockholders also may resell all or a portion of the registered shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

         In order to comply with the securities laws of certain states, if applicable, the registered shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the registered shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of registered shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (a) the name of each such selling stockholder and of the participating broker-dealer(s), (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (f) other facts material to the transaction. In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file a supplement to this prospectus.


                                  LEGAL MATTERS

         The validity of the registered shares offered hereby and certain other legal matters will be passed upon for us by Gray, Harris & Robinson, P.A., Orlando, Florida.


                                     EXPERTS

         The consolidated financial statements as of December 26, 1999 and December 27, 1998 and for each of the three years in the period ended December 26, 1999 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.



                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form S-1 with the Securities and Exchange Commission to register the shares as required by the federal securities laws. This prospectus, which constitutes a part of that registration statement on Form S-1, omits certain information concerning us and our common stock contained in the registration statement. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement. Accordingly, you should reference the registration statement and its exhibits for further information with respect to us and the shares offered under this prospectus.

         We also file annual, quarterly, and special reports, proxy statements, and other information with the SEC.

Copies of the registration statement and its exhibits, and our other reports, statements and other information are on file at the offices of the SEC. You can inspect and copy all of this information at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy statements and information statements and other information regarding issuers, such as us, that file electronically with the SEC. The address of the web site is http://www.sec.gov.

         You should rely only on the information or representations provided in this prospectus and the registration statement. We have not authorized anyone to provide you with different information.

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES

Index:                                                                                                              Page
------                                                                                                              ----

Financial Statements
Report of Independent Certified Public Accountants...................................................................F-2
Consolidated Balance Sheets at December 27, 1998, December 26, 1999,
and September 24, 2000 (unaudited)...................................................................................F-3
Consolidated Statements of Operations for the three years ended December 26, 1999 and the thirty-nine week periods ended September 26, 1999 and September 24, 2000 (unaudited).............................................F-4
Consolidated Statements of Changes in Stockholders' Equity (Deficit) and Comprehensive Income (Loss)
for  the three years ended December 26, 1999 and the thirty-nine week period ended
September 24, 2000 (unaudited).......................................................................................F-5
Consolidated Statements of Cash Flows for the three years ended December 26, 1999 and the thirty-nine week periods ended September 26, 1999 and September 24, 2000 (unaudited).............................................F-6
Notes to Consolidated Financial Statements...................................................................F-7 to F-31

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Planet Hollywood International, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholder's equity (deficit) and comprehensive income (loss), and of cash flows present fairly, in all material respects, the financial position of Planet Hollywood International, Inc. and its subsidiaries at December 27, 1998 and December 26, 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 26, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, on October 12, 1999, the Company and substantially all of its domestic subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. The Company's continuing status under Chapter 11 and the absence of an effective plan of reorganization raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



PRICEWATERHOUSECOOPERS LLP

Orlando, Florida
April 3, 2000

              PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in Thousands)

                                                                                                        September 24,
                                                                     December 27,      December 26,         2000
ASSETS                                                                    1998              1999         (unaudited)
                                                                   --------------     -------------     -------------
Current assets:
    Cash and cash equivalents.................................         $  45,426        $  14,143         $  11,359
    Accounts receivable, net of allowance of $2,122, $3,760
    and $4,700................................................            16,740            4,883             2,612
    Income taxes receivable...................................            12,308               --                --
    Inventories...............................................            19,186           13,846            10,201
    Prepaid expenses and other assets.........................             6,271            7,642             6,074
    Assets held for sale......................................                --           30,000                --
                                                                       ---------        ---------         ---------
         Total current assets.................................            99,931           70,514            30,246
Restricted cash and cash equivalents..........................            16,265            5,403             1,708
Property and equipment, net...................................           281,115          129,639            95,115
Goodwill, net.................................................            27,057           13,427            12,782
Other assets, net.............................................            16,417            4,290             7,360
Investment in affiliated entities.............................            31,842           11,668            11,809
                                                                       ---------        ---------         ---------
         Total assets.........................................         $ 472,627        $ 234,941         $ 159,020
                                                                       =========        =========         =========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Liabilities not subject to compromise:
    Accounts payable..........................................         $  35,111        $   7,415         $   5,878
    Accrued liabilities.......................................            29,672           21,107            40,179
    Notes payable - current...................................            25,326              214               280
                                                                       ---------        ---------         ---------
         Total current liabilities not subject to compromise..            90,109           28,736            46,337
Deferred rentals..............................................            11,618            7,059             7,027
Notes payable.................................................           254,420            1,648            41,015
Notes payable to related parties..............................                --               --            21,655
Capital lease obligation......................................             3,815               --                --
Deferred credits..............................................             6,350            4,660             6,236
                                                                       ---------        ---------         ---------
         Total liabilities not subject to compromise..........           366,312           42,103           122,270
Liabilities subject to compromise (Note 5)....................                --          304,671                --
Commitments and contingencies (Note 13).......................
Minority interest.............................................                --            3,212             1,912
Stockholders' equity (deficit):
    Preferred stock, $.01 par value; 25,000,000 shares
       authorized; none issued; preferences, limitations and
       rights to be established by the Board of Directors.....                --               --                --
    Common stock - Class A voting, $.01 par value, 250,000,000 shares authorized; 97,325,796,  100,775,096, and 0
       issued and outstanding.................................               974            1,008                --
    Common stock - Class B non-voting, $.01 par value,
       25,000,000 shares authorized; 11,764,144, 8,314,848 and
       0 issued and outstanding...............................               118               84                --
    Common stock - Class A voting, $.01 par value, 100,000,000
       shares authorized; 3,000,000 issued and outstanding....                --               --                30
    Common stock - Class B voting, $.01 par value, 25,000,000
       shares authorized: 7,000,000 issued and outstanding....                --               --                70
    Capital in excess of par value............................           285,667          286,886           332,218
    Deferred compensation.....................................              (225)              --                --
    Accumulated deficit.......................................          (177,288)        (398,358)         (289,775)
    Accumulated comprehensive income (loss)...................            (2,931)          (4,665)           (7,705)
                                                                       ---------        ---------         ---------
         Total stockholders' equity (deficit).................           106,315         (115,045)           34,838
                                                                       ---------        ---------         ---------
         Total liabilities and stockholders' equity (deficit).         $ 472,627        $ 234,941         $ 159,020
                                                                       =========        =========         =========

   The accompanying notes are an integral part of these financial statements.

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
           (Shares and Dollars in Thousands, Except Per Share Amounts)


                                                     Fiscal        Fiscal         Fiscal    Interim 1999 Interim 2000
                                                      1997          1998           1999      (unaudited)  (unaudited)
                                                     ------        ------         ------    ------------  ------------
REVENUES:
    Direct..................................        $447,310    $ 367,296      $ 272,232    $ 226,669      $130,586
    Franchise...............................          16,100       11,600            500          500            --
    Royalty and other.......................          11,715        8,078          8,237        4,947         5,992
                                                    --------    ---------      ---------    ---------      --------
                                                     475,125      386,974        280,969      232,116       136,578
                                                    --------    ---------      ---------    ---------      --------
COST AND EXPENSES:
    Cost of sales...........................         119,449      110,874         76,564       63,595        37,268
    Operating expenses......................         208,484      237,930        212,822      169,799       105,934
    General and administrative expenses.....          54,683       64,548         44,465       33,490        17,458
    Preopening costs........................          18,868       10,384          1,842        1,623            --
    Depreciation and amortization...........          19,957       25,024         19,104       15,511         8,741
    Restructuring and reorganization charges              --        6,925         16,029        4,528         8,396
    Accelerated compensation expense........              --        6,191             --           --            --
    Impairments of long lived assets........          48,699      125,843        104,684       79,797        24,165
                                                    --------    ---------      ---------    ---------      --------
                                                     470,140      587,719        475,510      368,343       201,962
                                                    --------    ---------      ---------    ---------       -------
    Income (loss) from operations...........           4,985     (200,745)      (194,541)    (136,227)      (65,384)
                                                    --------    ---------      ---------    ---------      --------

NON-OPERATING EXPENSE (INCOME):
    Interest expense (*)....................              --       25,822         27,628       25,499         3,476
    Interest income ........................          (1,327)      (4,847)        (1,499)        (981)         (780)
    Equity in (income) loss of
      unconsolidated affiliates.............          11,022        8,093          3,148         2,023       (6,900)
    Gain on sale of subsidiary interests....              --           --         (6,723)      (6,723)       (1,300)
    Net loss (income) on disposals of assets              --           --            918        2,151          (816)
                                                    --------    ---------      ---------    ---------      --------
                                                      (8,227)      31,997         28,417       23,094         2,603
                                                    --------    ---------      ---------    ---------      --------
    Income (loss) before minority interests.          13,212     (232,742)      (222,958)    (159,321)      (67,987)
    Minority interests......................              --           --          1,888         (405)       (3,794)
                                                    --------    ---------      ---------    ---------      --------
    Income (loss) before provision for
      income taxes..........................          13,212     (232,742)      (221,070)    (158,916)      (64,193)
    Provision for income taxes..............           4,954        5,206             --           --            --
                                                    --------    ---------      ---------    ---------      --------
Income (loss) before cumulative effect of
    change in accounting principle..........           8,258     (237,948)      (221,070)    (158,916)      (64,193)
Cumulative effect of change in accounting
    for preopening costs (net of income
    taxes of $3,590)........................              --        5,984             --           --            --
                                                    --------    ---------      ---------    ---------      --------
Net income (loss) before extraordinary item.           8,258     (243,932)      (221,070)    (158,916)      (64,193)
Extraordinary gain on debt forgiveness......              --           --             --           --      (172,776)
                                                    --------    ---------      ---------    ---------      --------
Net income (loss)...........................        $  8,258    $(243,932)     $(221,070)   $(158,916)     $108,583
                                                    ========    =========      =========    =========      ========
EARNINGS PER SHARE:
    BASIC AND DILUTED:
       Income (loss) before accounting
       change...............................        $    .08    $   (2.18)     $   (2.03)   $   (1.46)     $  (1.11)
       Cumulative effect of accounting
       change...............................              --         (.06)            --           --            --
                                                    --------    ---------      ---------    ---------      --------
       Income (loss) before extraordinary
       item.................................             .08          (2.24)       (2.03)        (1.46)       (1.11)
       Extraordinary item...................              --           --             --           --          3.00
                                                    --------    ---------      ---------    ---------      --------
       Net income (loss)....................        $    .08    $   (2.24)     $   (2.03)   $   (1.46)     $   1.88
                                                    ========    =========      =========    =========      ========
WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING:
    BASIC...................................         108,465      109,073        109,091      109,091        57,674
                                                    ========    =========      =========    =========      ========
    DILUTED.................................         109,761      109,073        109,091      109,091        57,674
                                                    ========    =========      =========    =========      ========


* As a result of the Company's bankruptcy filing in fiscal 1999, contractual interest expense of approximately $6,600 and $25,800 for fiscal 1999 and interim 2000, respectively, was not recorded.

   The accompanying notes are an integral part of these financial statements.

              PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMETNS OF CHANGES IN
         STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
                        (Dollars and Shares in Thousands)


                                   Common            Common                                                               Total
                                    Stock             Stock                  Compre-                         Accumulated  Stock
                                   Class A           Class B     Capital in  hensive    Accumu-   Deferred   Compre-      holders'
                              ---------------   ---------------   Excess of  Income     lated     Compen-    hensive      Equity
                              Shares   Amount   Shares   Amount   Par Value  (Loss)     Deficit   sation     Income(Loss) (Deficit)
                              ------   ------   ------   ------   ---------  --------   -------   -------    -----------  ---------
Balance at
December 31, 1996............   95,973  $ 960    11,547   $115     $252,695              $58,386   $ (525)    $   500      $312,131
Net income...................                                               $   8,258      8,258                             8,258
Other comprehensive income:
   Currency translation
     adjustment..............                                                  (4,940)                        (4,940)       (4,940)
                                                                            ---------
Comprehensive income.........                                               $   3,318
                                                                            =========
Celebrity restricted stock
   options and awards........                      218      3        5,959                        (3,800)                    2,162
Proceeds from sale of stock..   1,087     11                         19,555                                                  19,566
Exercise of stock options....     108      1                          1,163                                                   1,164
Employee restricted stock
   awards....................                                                                        200                       200
Retirement of employee
   restricted stock..........     (40)
                              --------  ------   ------   ------   --------- ---------   --------  ------     -------      --------
Balance at
   December 28, 1997.........   97,128    972    11,765     118     279,372                66,644  (4,125)     (4,440)      338,541
Net loss.....................                                               $(243,932)  (243,932)                         (243,932)
Other comprehensive loss:
   Currency translation
     adjustment..............                                                   1,509                          1,509         1,509
                                                                            ---------
Comprehensive loss...........                                               $(242,423)
                                                                            =========
Stock issuance...............      190      2                         1,198                                                   1,200
Celebrity restricted stock
   options and awards........                                        5,036                         3,700                     8,736
Exercise of stock options....        8                                    61                                                      61
Employee restricted stock
   awards....................                                                                        200                       200
                              -------  ------   ------   ------   --------- ---------   --------  ------     -------      --------
Balance at
   December 27, 1998.........   97,326    974    11,765     118     285,667              (177,288)      (225)  (2,931)      106,315
Net loss.....................                                               $(221,070)  (221,070)                         (221,070)
Other comprehensive loss:
   Currency translation
     adjustment..............                                                  (1,734)                        (1,734)       (1,734)
                                                                            ---------
Comprehensive loss...........                                               $(222,804)
                                                                            =========
Conversion of Class B shares
   to Class A shares.........    3,449     34    (3,449)    (34)
Celebrity restricted stock
   options and awards........                                        1,219                                                   1,219
Employee restricted
   stock awards..............                                                                          225                     225
                              ------   ------   ------   ------   ---------  -------     -------   -------    ----------- --------
Balance at
   December 26, 1999.........  100,775   1,008    8,316      84     286,886              (398,358)      --      (4,665)   (115,045)

Net income...................                                               $ 108,583     108,583       --                 108,583
Other comprehensive income:
   Currency translation
   adjustment ...............                                                  (3,040)                          (3,040)     (3,040)
                                                                            ---------
Comprehensive income.........                                               $ 105,543
                                                                            =========
Cancellation of Class A
   shares.................... (100,775)  (1,008)                      1,008
Cancellation of Class B
   shares                                         (8,316)    (84)        84
Issuance of warrants in
   cancellation of Class A
   and B shares...............                                            1                                                       1
Warrants issued for loan
   costs.....................                                           325                                                     325
Amortization of celebrity
   restricted stock options
   and awards................                                         1,157                                                   1,157
Issuance of Class A shares...    3,000       30                      12,827                                                  12,857
Issuance of Class B shares...                      7,000      70     29,930                                                  30,000
       ......................
                              ---------- -------   ----- -------   --------              ----------  ---------- --------    -------
Balance at September 24,2000
   (unaudited)...............    3,000      $30    7,000     $70   $332,218              $(289,775)  $       --  $(7,705)   $34,838
                              ========== =======   ===== =======   ========              =========== ========== ========   =======


   The accompanying notes are an integral part of these financial statements.

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)


                                                                 Fiscal      Fiscal       Fiscal    Interim 1999 Interim 2000
                                                                  1997        1998         1999      (unaudited)  (unaudited)
                                                                  ----        ----         ----      -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)...................................        $ 8,258    $(243,932)   $(221,070)   $(158,916)     $108,583
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization.....................         38,825       25,024       17,896       15,511         8,741
     Impairments of long lived assets..................         48,699      125,843      104,684       79,797        24,165
     Cumulative effect of change in accounting
        principle......................................             --        5,984           --            --           --
     Amortization of discount on senior subordinated
        notes, debt issue costs and line of credit
        costs..........................................             --        3,954        1,208           --            --
     Loss (gain) on disposals of assets................             --           --          918        2,151          (816)
     Amortization of celebrity and employee restricted
        stock options and awards.......................          2,864        8,736        1,444          844         1,157
     Minority interests................................             --           --       (1,888)      (1,033)       (1,300)
     Equity in (income) loss of unconsolidated
        affiliates.....................................         (6,900)      11,022        8,093         3,148        2,023
     Gain on sale of subsidiary interest...............             --           --       (6,723)      (6,723)       (1,300)
     Extraordinary gain on debt forgiveness............             --           --           --           --      (172,776)
     Changes in assets and liabilities:
       Accounts receivable.............................         (4,959)       9,015        9,881        2,374         2,217
       Income taxes receivable.........................             --      (12,308)      12,308       12,308            --
       Inventories.....................................        (22,008)      23,426        5,087        2,006         3,645
       Prepaid expenses and other assets...............         (3,604)         811       (2,358)         610          (891)
       Preopening costs................................        (19,869)          --           --           --            --
       Deferred income taxes...........................        (10,125)      20,032           --           --            --
       Accounts payable and accrued expenses...........          4,780       (3,558)      31,327        6,579         8,787
       Deferred rentals................................            469          820         (511)         (59)          (32)
       Deferred credits................................         (1,950)      (8,800)      (1,690)       3,488         1,576
       Other, net......................................         (3,207)      (4,079)      (2,085)      (1,624)       (3,084)
                                                              ---------  ----------    ---------    ---------     ---------
         Net cash provided by (used in) operating
           activities..................................         31,273      (38,010)     (43,479)     (39,539)      (19,305)
                                                              ---------  ----------    ---------    ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions of property and equipment...............       (120,033)    (105,819)     (22,151)      (4,118)         (550)
     Proceeds from sale of subsidiary interests........            --         2,250       19,404       17,385            --
     Purchase of restaurants from franchisees..........         (8,083)      (2,521)          --           --            --
     Investment in affiliated entities.................        (22,721)      (2,749)          --           --            --
     Proceeds from sales of assets.....................             --           --       23,789       24,289        30,800
     Other.............................................         (1,115)      (1,240)          --           --            --
                                                             ------------ ----------  ----------   ----------     ----------
         Net cash provided by (used in) investing
           activities..................................       (151,952)    (110,079)      21,042       37,556        30,250
                                                             ------------ ----------  ----------   ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Change in restricted cash and investments.........             --      (16,265)      10,862        4,904         3,695
     Proceeds from issuance of senior subordinated notes            --      250,000           --           --            --
     Proceeds from issuance of common stock............         19,137           --           --           --        30,000
     Proceeds from exercise of options.................            891           61           --           --            --
     Minority interest contribution....................             --           --        5,100           --            --
     Proceeds from issuance of notes payable...........         63,028       34,809        1,070           --            --
     Deferred financing costs..........................         (1,020)     (11,163)          --           --            --
      Repayments of notes payable......................           (883)     (73,003)     (25,813)     (24,277)      (47,362)
                                                              ---------    --------     --------     --------      --------
         Net cash provided by (used in) financing activities    81,153      184,439       (8,781)     (19,373)      (13,667)
                                                              ---------    --------     --------     --------      --------
EFFECT OF EXCHANGE RATES ON CASH.......................         (1,216)         (13)         (65)         (24)          (62)
                                                              ---------    --------     --------     --------      --------
NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS...................................       (40,742)      36,337      (31,283)     (21,380)       (2,784)
CASH AND CASH EQUIVALENTS AT BEGINNING PERIOD..........        49,831        9,089       45,426       45,426        14,143
                                                              -------     --------      -------       ------        ------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.............       $ 9,089      $45,426      $14,143      $24,046       $11,359
                                                              =======      =======      =======      =======       =======


   The accompanying notes are an integral part of these financial statements.

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
               (Information as of September 26, 1999 and September
                24, 2000 and for the thirty-nine weeks then ended
                                  is unaudited)

1.     Nature of Business and Summary of Significant Accounting Policies

         Basis of Presentation

         The consolidated financial statements include the accounts of Planet Hollywood International, Inc. and its wholly and majority owned subsidiaries (collectively, the "Company"). All material intercompany transactions and accounts have been eliminated in consolidation.

         The Company has interests in various entities which are not majority owned or controlled. The Company uses the equity method to account for these interests (see Note 7).

         The Company's fiscal year is the 52 or 53 weeks ending the Sunday closest to December 31. The fiscal years ended December 28, 1997, December 27, 1998 and December 26, 1999 are herein referred to as "fiscal 1997", "fiscal 1998" and "fiscal 1999", respectively. All years presented herein are 52 week years. The unaudited thirty-nine week interim periods ended September 26, 1999 and September 24, 2000 are herein referred to as "interim 1999" and "interim 2000", respectively.

         The interim financial information and related disclosures as of September 24, 2000 and for the thirty-nine week periods ended September 24, 2000 and September 26, 1999 is unaudited, but in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary to fairly state the information set forth therein. The interim period results are not necessarily indicative of the results for a full fiscal year.

         Description of Business

         The Company's primary business is to operate distinctive entertainment-oriented restaurants along with merchandise shops. The Company currently operates under the Planet Hollywood, Official All Star Cafe, and Cool Planet brands. Direct revenues in the accompanying financial statements include sales of food, beverage and merchandise.

         In July 1997, the Company entered into a venture with AMC Entertainment, Inc. to develop, own and operate "Planet Movies By AMC", an integrated moviegoing dining and retail concept. The Company funded approximately $5,700 in fiscal 1999 towards the construction of the "Planet Movies by AMC" complex in Columbus, Ohio, which opened in July 1999. The Company owns 51% of the Ohio unit and, therefore, has consolidated its operations for fiscal 1999. The Company has no definitive plan for future development under this venture arrangement.

         Cash and Cash Equivalents

         Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less and consist of amounts held as bank deposits, certificates of deposit and commercial paper. At December 26, 1999, the Company had $3,200 of cash restricted as to use as collateral for letters of credit and $2,200 of cash escrowed for bank guarantees. At December 27, 1998, the Company had $9,200 of cash restricted as to use as collateral for letters of credit and $7,000 of cash escrowed for the construction of the Company's New York Hotel project.

         Inventories

         Inventories, consisting primarily of merchandise, are valued at the lower of cost (determined by the weighted average method) or market.

         Preopening Costs

         The Company adopted statement of position (SOP) 98-5, "Reporting on the costs of start-up activities," in 1998. SOP 98-5 requires expensing as incurred all pre-opening costs that are not otherwise capitalizable as long-lived assets. As a result of the Company's adoption of SOP 98-5, the Company recognized a $6,000 charge for the cumulative effect of the change in accounting principle, net of related income tax effect of $3,600. The Company previously capitalized unit pre-opening expenses and amortized such amounts over the units' first year of operation.

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

         Property and Equipment

         Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided for by using the straight-line method over the following useful lives:
                                                                       Years
                                                                       -----
         Furniture and equipment                                       5-10
         Memorabilia                                                     20
         Leasehold improvements                                        5-30

         Expenditures for additions and improvements which extend the life of the assets are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred.

         Goodwill

         The excess of purchase price over the fair value of net tangible assets acquired is amortized on a straight-line basis over 20 years. Accumulated amortization of goodwill at December 27, 1998 and December 26, 1999 was $4,100 and $3,000, respectively.

         Impairment of Long Lived Assets

         In the event that facts and circumstances indicate the carrying value of a long lived asset may be impaired, an evaluation of recoverability is performed by comparing the future undiscounted cash flows associated with the asset to the asset's carrying value to determine if a write-down to market value is required (see Note 4).

         Debt Issuance Costs

         Costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the term of the related debt.

         Revenue Recognition

         Food, beverage and merchandise revenues are recognized as the products are sold to customers. Revenues from the sale of franchises are deferred until the Company fulfills its obligations under the franchise agreement, which is generally upon the opening of a franchise restaurant or merchandise shop. The franchise agreements provide for continuing royalty fees based on a percentage of gross receipts.

         Advertising and Promotional Costs

         All costs associated with advertising and promoting the Company's brands are expensed in the period incurred. Advertising expense for fiscal 1997, 1998, and 1999 totaled $6,300, $7,500, and $4,000, respectively.

         Income Taxes

         Deferred taxes are provided for the tax effects of the differences between the carrying value of assets and liabilities for tax and financial reporting purposes. These differences relate primarily to differences in depreciable lives and amortization periods for property and equipment, deferred rentals, the timing of franchise revenue recognition, net operating losses, certain accrued expenses and reserves. Deferred tax assets and liabilities represent the future tax consequence of those differences. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

         No provision is made for United States income taxes applicable to undistributed earnings of foreign subsidiaries or affiliates that are indefinitely reinvested in the foreign operations.

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

         Foreign Currency Translation

         Assets and liabilities of foreign operations are translated into United States dollars at the year-end rate of exchange. Revenue and expense accounts are translated at the average rate of exchange. Resulting translation adjustments are included in the caption "accumulated comprehensive income" as a separate component of stockholders' equity. Gains and losses from foreign currency transactions are included in the consolidated statements of operations.

         Stock-Based Compensation

         The Company accounts for compensation costs related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion 25 ("APB 25"). APB 25 requires compensation costs for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation costs related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. The Company adopted the provisions for pro forma disclosure requirements of SFAS 123 in fiscal 1996.

         Options granted to non-employees are recorded at their estimated fair value at the date of grant and the expense recognized over the periods benefited, generally 5 years.

         Earnings Per Share

         Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding plus common stock equivalents for each period.

         Common stock equivalents include 1,340 common shares from stock options and awards for fiscal 1997. Options to purchase 3 million and 1 million shares of common stock were not included as common stock equivalents in fiscal 1997 and interim 2000, respectively, because the option exercise price was greater than the average market price of the stock. Common stock equivalents have not been included in fiscal 1998 and 1999 per share calculations since the effect would be antidilutive.

         Leases

         The Company has various non-cancelable operating lease agreements, primarily unit sites. Unit leases are established using a base amount and/or a percentage of sales. Certain of these leases provide for escalating lease payments over the terms of the leases. For financial statement purposes, the total amount of base rentals over the terms of the leases is charged to expense on the straight-line method over the lease terms. Rental expense in excess of lease payments is recorded as a deferred rental liability.

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)


         Fair Value of Financial Instruments

         The carrying value of cash, cash equivalents, receivables and accounts payable not subject to compromise approximate the fair value because of the short maturity of these instruments. The carrying value of notes payable not subject to compromise approximate fair value as interest rates vary with market interest rates. See Note 5 regarding the estimated fair value of liabilities subject to compromise.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in the determination of allowances for doubtful accounts, impairment of long-lived assets, depreciation and amortization, and taxes, among others. Actual results could differ from those estimates.

         Reclassifications

         Certain reclassifications have been made in the prior years' consolidated financial statements to conform with the current period presentation.

2.       Going Concern

         The Company incurred significant losses in fiscal 1998 and fiscal 1999 and the Company's revolving credit facility was terminated in December 1998. Further, the Company was in default of the payment terms of its $250 million 12% senior subordinated notes payable for failing to make scheduled interest payments due on April 1, 1999 and October 1, 1999.

         On October 12, 1999 (the "Petition Date"), the Company and twenty-five of its domestic operating subsidiaries (the "Debtors") filed voluntary petitions commencing cases under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). An Official Committee of Unsecured Creditors (the "Committee"), which represents the interests of all unsecured creditors of the Debtors, was appointed in the Chapter 11 cases. In a Chapter 11 filing, substantially all liabilities as of the Petition Date are subject to compromise or other treatment under a plan of reorganization. Generally, actions to enforce or otherwise effect payment of all pre-Chapter 11 liabilities are stayed while the Company and its subsidiaries continue their business operations as debtors-in-possession. The Debtors' Chapter 11 cases resulted from a sequence of events stemming primarily from significant operating losses experienced in fiscal 1998 and fiscal 1999. These losses were primarily due to declines in same unit revenues, overall disappointing fiscal operating results, expenses due to the development of the now discontinued Sound Republic concept, and losses from major concepts such as Official All Star Cafe and Cool Planet.

         The Company attributes the decrease in revenues primarily to a decline in customer traffic resulting from increased competition in the theme dining industry and tourism in several retail markets. There has likewise been a decline of significant promotional and specialty retail sales by the Company. The restaurant and retail merchandising industry has been and continues to be affected by (a) intense competition; (b) changes in consumer tastes; (c) international, national, regional and local economic conditions; and (d) patterns in tourist travel, among other factors.

         On November 8, 1999, the Debtors filed their Chapter 11 Plan of Reorganization and Disclosure Statement with the Bankruptcy Court. Prior to the Petition Date, the Company had negotiated an agreement in principle with an unofficial creditors' committee representing over two-thirds of the holders of its $250,000 12% senior subordinated notes payable. On December 13, 1999, the First Amended Disclosure Statement and the First Amended Joint Plan of Reorganization as of December 13, 1999 was filed with the Bankruptcy Court. The

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

         amended plan, as modified by the Bankruptcy Court (the "Plan"), was confirmed by the Bankruptcy Court on January 21, 2000.

         The Plan proposed the satisfaction of the Company's $250,000 12% senior subordinated notes payable (the "Old Notes") plus accrued interest of $32,000 through the issuance of a combination of $47,500 in cash, $60,000 of new secured notes payable (the "PIK Notes"), and shares of newly issued Class A Common Stock ("New Class A Common Stock") equivalent to a 26.5% ownership of the reorganized Company. Other general and unsecured creditors whose claims were deemed impaired by the Plan are to receive a combination of cash and PIK Notes with an aggregate value approximately equal to that received by the holders of the Old Notes. The Plan also contemplated a $30,000 infusion of new equity by a group of investors organized by the Company's Chairman and Chief Executive Officer in exchange for approximately 70% of the equity of the reorganized Company in the form of Class B common stock ("New Class B Common Stock"), a debt facility in the form of newly issued Senior Secured Subordinated Notes (the "Notes") totaling $22,000, and up to a $15,000 secured working capital facility. The remaining 3.5% of the equity of the reorganized Company was to be reserved for issuance to holders of the Notes as a loan commitment fee.

         The Plan also called for the cancellation of all existing common stock interests and options to acquire such interests and all other equity securities in exchange for 200,000 newly issued warrants in the reorganized Company to be provided to holders of existing common stock, provided that no distribution will be made to a holder of less than 5,450 shares. Each warrant will entitle the holder to purchase one share of the New Class A Common Stock at a price of $65.50 per share, exercisable within three years.

         For tax purposes, the discharge of the liabilities pursuant to a Chapter 11 proceeding will result in income that is excluded from the Company's taxable income. However, certain of the Company's tax attributes, including net operating loss carryforwards and tax credits, must be reduced by the amount of cancellation of debt income. To the extent the amount excluded exceeds these tax attributes, the tax basis in the Company's property must be reduced by the amount of the excluded cancellation of debt income. It is estimated that after the reorganization, the Company will have approximately $100 million in net operating loss carryovers and $12 million of credit carryovers.

         In the event of the reorganization, the Company will undergo an ownership change within the meaning of Section 382 of the Code. Consequently, the ability of the Company to use the net operating losses and credits will be subject to an annual limitation based on the product of the fair value of the Company immediately after reorganization multiplied by the federal long-term tax exempt bond rate.

         The Plan does not result in a change in ownership as defined by Statement of Position 90-7; accordingly, the Company will continue to recognize its historical basis of accounting. The following unaudited pro forma consolidated balance sheet as of December 26, 1999 was prepared to illustrate the estimated effects of the Plan and related financings as if they have occurred as of December 26, 1999.

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)


                                                                        December 26, 1999
                                                 ------------------------------------------------------------
                                                  As Reported            Adjustments             Pro Forma
                                                  -----------            -----------             ---------

         Current assets                             $  70,514              $ 30,000     (1)       $  67,514
                                                                             22,000     (2)
                                                                            (47,500)    (3)
                                                                             (7,500)    (4)

         Restricted cash and cash equivalents           5,403                                         5,403
         Property and equipment, net                  129,639                                       129,639
         Goodwill, net                                 13,427                                        13,427
         Other assets, net                              4,290                 1,500     (2)           5,790
         Investment in affiliated entities             11,668                                        11,668
                                                     --------               --------               --------
                  Total assets                      $ 234,941              $ (1,500)              $ 233,441
                                                     ========               ========               ========

         Liabilities not subject to compromise      $  42,103                                     $  42,103
         Liabilities subject to compromise            304,671              (275,414)    (3)              --
                                                                            (29,257)    (4)

         Notes payable                                     --                22,000     (2)          84,153
                                                                             55,000     (3)
                                                                              5,200     (4)
                                                                              1,953     (4)
                                                      -------              --------                 -------
                  Total liabilities                   346,774              (220,518)                126,256
                                                      -------              ---------                -------
         Minority interest                              3,212                                         3,212
         Common stock                                   1,092                    70     (1)             100
                                                                                  3     (2)
                                                                                 27     (3)
                                                                             (1,092)    (5)
         Capital in excess of par value               286,886                29,930     (1)         330,734
                                                                              1,497     (2)
                                                                             11,330     (3)
                                                                              1,091     (5)
         Warrants                                                                 1     (5)               1
         Accumulated deficit                         (398,358)              161,557     (3)        (222,197)
                                                                             14,604     (4)

         Cumulative currency translation
               adjustments                             (4,665)                                       (4,665)
                                                     ---------              -------                 -------
               Stockholders' equity (deficit)        (115,045)              219,018                 103,973
                                                     ---------              -------                 -------
               Total liabilities and
                 stockholders' equity
                 (deficit)                          $ 234,941             $  (1,500)              $ 233,441
                                                     ========             ==========               ========


         Changes from the historical financial statements in the pro forma consolidated balance sheet consist of the following adjustments:

         (1) Cash of $30,000 is generated through the issuance of 7,000,000 shares of New Class B common stock in exchange for approximately 70% ownership of the reorganized Company.

         (2) Cash of $22,000 is generated through the issuance of the Notes and 350,000 shares of New Class A Common Stock valued at $1,500 as a loan commitment fee.

         (3) The Old Notes plus accrued interest totaling $275,400, net of deferred financing costs of $6,400, are paid through the issuance of a combination of $47,500 in cash, $60,000 of PIK Notes, and 2,650,000 shares of New Class A Common Stock equivalent to a 26.5% ownership of the reorganized Company, resulting in a gain on the forgiveness of indebtedness of $161,600. The PIK Notes are recorded at their estimated fair market value of $55,000.


         (4) Remaining liabilities subject to compromise are paid through the issuance of $7,500 of cash, $2,000 of

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

         unsecured notes payable and $5,700 of PIK Notes, resulting in a gain on the forgiveness of indebtedness of $14,600. The PIK Notes are recorded at their estimated fair market value of $5,200.

         (5) The existing shares of Class A and B Common Stock of the Company are cancelled in exchange for 200,000 newly issued warrants valued at $1. The common stock and capital in excess of par balances as of December 26, 1999 are reclassified to reflect the par value of newly issued common stock and the fair value of the warrants.

         The Plan called for the Company to implement a new business plan, which included a reduction in the number of operating locations worldwide, the sale or other disposition of secondary business ventures and a renewed concentration on management and improvement of the core Planet Hollywood concepts. In fiscal 1998 and 1999, the Company completed the following steps toward its general reorganization and the fulfillment of the terms of the Plan:

         - Effected a number of lease terminations and settlement agreements for the resolution of lease termination claims, or the restructuring or other disposition of lease obligations.

         - Closed or sold certain Company owned Planet Hollywood, Cool Planet, Official All Star Cafe, and Sound Republic units.

         - Franchised or licensed certain Company owned Planet Hollywood units.

         - Sold and leased back the Company's Orlando, Florida corporate office, land and warehouse facility.

         - Sold the Company's 20% ownership interest in the Hotel Pennsylvania and cancelled the related Official All Star Cafe license agreement.

         - Refocused on its core Planet Hollywood operations by introducing a new menu, updating the look and appearance of the restaurants, launching a new merchandise strategy aimed at providing more fashion-oriented merchandise through the introduction of seasonal lines, and initiating a new marketing and public relations strategy aimed at delivering a fresh, exciting and consistent message to consumers.

3.       Reorganization Results (Unaudited)

         The Plan became effective on May 9, 2000 (the "Effective Date"). As of the Effective Date, the Company's $250,000 12% senior subordinated notes payable plus accrued interest of approximately $32,000 were satisfied through the issuance of a combination of $47,500 in cash, $60,000 of new secured PIK notes payable and approximately 3,000,000 shares of newly issued Class A Common Stock. In addition, related deferred financing costs of approximately $6,000 were written off. Other liabilities subject to compromise are paid through the issuance of $5,700 of new secured PIK notes payable and the future payment of approximately $9,500 of cash. The PIK notes payable, which are recorded at their estimated fair market value of $60,200, bear interest at 10% per annum, payable semi-annually, are collateralized by substantially all Company assets and are due in full in May 2005. These transactions resulted in the Company recording an extraordinary gain on debt forgiveness of $172,766 for the second quarter of 2000. In addition, all existing common stock interests and options to acquire such interests and all other equity securities were cancelled in exchange for 200,000 newly issued warrants in the reorganized Company. Each warrant entitles the holder to purchase one share of the Company's New Class A Common Stock at a price of $65.50 per share, exercisable within three years.

         The Company also entered into two credit facility agreements aggregating $25,000 as of the Effective Date. A revolving credit facility agreement (the "Credit Facility") allows the Company to borrow up to $15,000, under certain conditions, bearing interest at the Eurodollar rate plus 3.25% annually. The Credit Facility expires in May 2002 and borrowing thereunder will be collateralized by certain Company assets. A note purchase agreement (the "Note Agreement") provides an additional $10,000 in financing, under certain conditions, bearing interest at 14% annually. The Note Agreement expires May 2002 and borrowings thereunder will be

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)


         collateralized by certain Company assets. Borrowings under the Note Agreement will be convertible into Class A Common Stock at $4.29 per share and the Company issued warrants to purchase 200,000 shares of New Class A Common Stock at $4.29 per share under the Note Agreement which expires January 2003. The warrants have been valued at $325 and are recorded as deferred loan costs in the accompanying consolidated balance sheet.

         In accordance with the Plan, a group of investors organized by the Company's Chairman and Chief Executive Officer (the "New Money Investors") purchased approximately 7,000,000 shares of newly issued Class B common stock ("New Class B Common Stock") for $30,000.

         The New Money Investors agreed that the Company would withhold up to an aggregate 999,999 shares of their New Class B Common Stock in order to deliver such shares to certain celebrities and other third parties in consideration for their involvement with the Company, and the New Money Investors would not be entitled to the return of any such shares. In accordance with the terms of the Plan, the New Money Investors exercise control over the Company through their ownership of approximately 60% of the company's outstanding common stock.

         An aggregate of 55,000 shares of the 999,999 shares of New Class B Common Stock withheld for celebrities were issued during interim 2000. The shares were valued at $236 based on the share price of the common stock issued under the Company's plan of reorganization. Compensation expense of $33 has been recorded during interim 2000 related to those shares.

         For tax purposes, the discharge of liabilities pursuant to the Chapter 11 proceeding resulted in income that is excluded from the Company's taxable income. However, certain of the Company's tax attributes, including net operating loss carryforwards and tax credits, are reduced by the amount of cancellation of debt income. To the extent the amount excluded exceeds these tax attributes, the tax basis in the Company's property has been reduced by the amount of the excluded cancellation of debt income. The Company has approximately $100,000 in net operating loss carryovers and $12,000 of credit carryovers. The ability of the Company to use these carryovers may be subject to limitations under section 382 of the Internal Revenue Code.

4.       Impairment of Long-Lived Assets, Restructuring and Reorganization
         Charges

         The Company recorded charges totaling $48,700, $139,000, $120,700, and $32,600 in fiscal 1997, fiscal 1998, fiscal 1999, and interim 2000, respectively, relating to the write-down of net assets associated with units closed, franchised or sold, the impairment of long lived assets, restructuring and severance costs, accelerated celebrity compensation costs and reorganization costs. The charges are as follows:


                                                      Official
                                            Planet    All Star    Sound        Cool      Planet
         Interim 2000 (Unaudited)          Hollywood    Cafe     Republic     Planet     Movies   Corporate      Total
         ------------------------          ---------  --------   ---------   --------    -------  ---------      -----

         Impairment of long lived assets  $ 15,430   $   --    $    --    $    --    $ 8,735      $    --      $ 24,165
                                           -------  -------   --------   --------    -------     --------      --------
         Restructuring and
            reorganization costs:
              Professional fees and other
                 reorganization costs.          --       --         --          --        --        8,639        8,639
              Interest income during
                 reorganization period          --       --         --          --        --         (243)        (243)
                                           ------- --------   --------     -------   -------     --------     --------
         Total restructuring and
              reorganization costs ...          --       --         --          --        --        8,396        8,396
                                           -------  -------    -------     -------   -------     --------     --------

         Total interim 2000 charges...    $ 15,430 $     --    $    --     $    --   $ 8,735      $ 8,396      $32,561
                                           ======= ========    =======     =======    ======      =======      =======

                                                     Official
                                             Planet  All Star    Sound        Cool     Planet
         Fiscal 1999                       Hollywood   Cafe     Republic     Planet    Movies    Corporate      Total
         -----------                       --------- --------   --------     ------    ------    ---------      -----
         Write-down of net assets
         associated with closed, franchised
         or sold units................    $  54,740  $  284    $    --     $   138   $     --     $32,269      $87,431

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)


         Impairment of long lived assets    17,253         --          --        --          --           --   17,253
                                           -------     ------     -------    ------     -------      -------  -------

                                            71,993      284            --       138          --       32,269  104,684
                                           -------     -----      -------    ------     -------      -------  -------
         Restructuring and
            reorganization costs:
              Lease termination costs for
                 units closed or not to be
                opened................       6,587    1,157          (505)      136          --          --     7,375
              Professional fees and other
                 reorganization costs.          --       --            --        --          --       7,207     7,207
              Interest income during
                reorganization period           --       --            --        --          --        (100)     (100)
              Other costs associated with
                 unit closings........          --       --            --        --          --       1,547     1,547
                                           -------    -----       -------    ------     -------      -------  -------
         Total restructuring and
           reorganization costs.......       6,587    1,157          (505)      136          --       8,654    16,029
                                           -------   ------       -------    ------     -------     --------  -------
         Total fiscal 1999 charges....     $78,580   $1,441         $(505)   $  274     $    --     $40,923  $120,713
                                           =======   ======       =======    ======     =======     ========  =======

         Fiscal 1998
         -----------
         Impairment of long lived assets   $33,492 $47,284        $37,133    $3,748     $    --     $ 4,186  $125,843

         Celebrity stock option expense         --   4,746          1,445        --          --          --     6,191
                                          -------- --------      --------   -------     -------     --------  -------

                                            33,492  52,030         38,578     3,748          --       4,186   132,034
                                          -------- --------      --------   -------     -------     --------  -------

         Restructuring costs:
              Employee severance......          --      --             --        --          --       2,940     2,940

         Lease termination costs for units
           closed or not to be opened.         700     300          2,480        --          --         505     3,985
                                          --------  ------        -------   -------     -------     -------   -------
         Total restructuring costs....         700     300          2,480        --          --       3,445     6,925
                                          --------  ------        -------   -------     -------     -------   -------
         Total fiscal 1998 charges....     $34,192 $52,330        $41,058    $3,748     $    --      $7,631  $138,959
                                          ======== =======        =======   =======     =======     =======  ========

         Fiscal 1997
         -----------
         Impairment of long lived assets   $25,200 $21,194        $    --    $   --     $   --       $2,305  $ 48,699
                                          ======== =======        =======   =======     =======     =======  ========



         As a result of operating losses and projected future losses for certain of the Company's restaurant units and the Company's decision to focus its resources on the Planet Hollywood concept, the Company recorded fiscal 1997, fiscal 1998, fiscal 1999, and interim 2000 impairment of long lived asset charges of $48,700, $125,800, $17,300, and $24,165, respectively, relating to certain under-performing domestic and foreign Planet Hollywood units as well as certain assets associated with the Company's Official All Star Cafe, Cool Planet and Sound Republic concepts. The Company considers continued and projected operating losses to be its primary indicators of potential impairment. An impairment was recognized as the future undiscounted cash flows or appraised values were estimated to be insufficient to recover the related carrying value of the long lived assets. As a result, the carrying values of these assets were written down to their estimated fair values.

         Planet Hollywood Units. During fiscal 1998, an impairment charge of $33,500 for Planet Hollywood units was recorded as the future undiscounted cash flows for these units were estimated to be insufficient to recover the related carrying values of these assets. Lease termination costs totaling $700 were recorded for two locations. Also included in this amount was a charge for the Company's Planet Hollywood Boston unit, which was sold in 1999. During fiscal 1999, the Company closed sixteen Company owned Planet Hollywood units resulting in net asset write-offs of $31,400. An additional impairment charge of $18,100 was recorded in fiscal 1999 for three units expected to be closed during fiscal 2000. The unit closings resulted in lease termination costs of $6,600 for fiscal 1999. In addition to the unit closings, the Company franchised three Company owned units and sold two Company owned units during 1999 in exchange for a nominal or no consideration. The franchise and sale transactions resulted in the Company recording net asset write-offs of $5,200. Since the end of fiscal 1999, the Company closed three additional units.

         Official All Star Cafe Units. The Official All Star Cafe units were deemed impaired during fiscal 1998 due to the future undiscounted cash flows being insufficient to recover the related carrying values of these assets. Lease termination costs of $300 were recorded in fiscal 1998 for a site, which will not be developed. As a result of the Company's decision to discontinue the funding of the expansion of this concept in 1998, the Company also recorded a $500 charge for the write-down of Official All Star Cafe trademark costs and a $4,700 charge was

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

         recorded to expense options granted to celebrities associated with the Official All Star Cafe units. During fiscal 1999, the Company closed or licensed certain Company owned units resulting in a net asset write-off of $300. The unit closings resulted in lease termination costs of $1,200 for fiscal 1999. Subsequent to the end of the fiscal 1999, the Company closed one unit and franchised one unit. The Company intends to sell, franchise, license or joint venture certain Official All Star Cafe units in the future.

         Sound Republic Units. The Company opened its first Sound Republic in the fall of fiscal 1998 in London, England and was constructing a second unit in New York City. As part of its decision to focus on the core Planet Hollywood concept, the Company stopped the expansion of this concept. A $27,900 charge was recorded in fiscal 1998 for the impairment of the London unit based on continued and projected operating losses for the unit. An impairment charge of $9,000 was recorded in fiscal 1998 for the New York Sound Republic site based on estimated proceeds from the sale of the assets under construction. During fiscal 1998, the Company also wrote off the trademark costs of $200 associated with this brand due to management's decision to exit the sites associated with this concept and $1,400 was recorded to expense options granted to celebrities associated with the Sound Republic. During fiscal 1999, the Company sold its London, England Sound Republic unit at a nominal sales price, resulting in a $1,600 gain on the sale. The Company also sold its investment in the New York City Sound Republic site resulting in a loss on the sale of approximately $2,100. The unit closing and site sale resulted in the net reversal of $500 of 1998 lease termination accruals in fiscal 1999.

         Cool Planet Units. During the summer and fall of 1998, the Company opened its first three Cool Planet units in California. These ice cream and dessert units feature Cool Planet ice cream products and a decor derived from the Planet Hollywood units. During fiscal 1998, a charge of $1,900 was recorded to write-down the assets associated with these units. Additionally, the Company recorded an impairment of $1,800 for a prepaid celebrity promotional agreement associated with the Cool Planet concept. During fiscal 1999, one Company owned Cool Planet unit was closed resulting in an additional net asset write-off of $100. The unit closing resulted in lease termination costs of $100 for fiscal 1999.

         Corporate. In 1998, the Company's credit facility with SunTrust Bank, Central Florida, N.A. and other lenders was amended. The amendment required the Company to commence marketing its headquarters property in Orlando, Florida and its New York Times Square Hotel property. An impairment charge of $2,800 was recorded in fiscal 1998 on the headquarters property for the excess of the carrying value of the property over its fair value. During fiscal 1999, the Company sold its headquarters property for approximately $17,000. Immediately following the sale, the Company entered into a lease arrangement for the headquarters property with the purchaser for an annual lease payment of approximately $2,800 through 2014. The Company is currently in the process of selling its New York Times Square Hotel property. In conjunction with the Company's decision to postpone any further development of its concepts, the closing or planned closings of its units and the expected sale of the New York Times Square Hotel property, impairment charges of $1,400 and $32,300 were recorded in fiscal 1998 and 1999, respectively, for impaired goodwill and fixed assets, costs incurred for sites that will not be developed, and various memorabilia items. Included in the 1999 impairment charge was $12.1 million of goodwill. In late April 2000, and prior to the plan of reorganization becoming effective, the Company was able to finalize the sale of its New York Times Square Hotel property relating to the previously proposed Planet Hollywood Hotel, whereby the Company realized approximately $30 million, which approximated its carrying value at the time of sale. This sooner than anticipated closing eliminated the need for a previously anticipated $22 million bridge loan which was going to be part of the Company's reorganization financing. The Company used the proceeds from such sale to fund payments to certain fold creditors.


         As part of its reorganization, the Company eliminated 60 and 48 positions in fiscal 1998 and 1999, respectively. Total costs paid to terminated employees in fiscal 1998 were approximately $1,400. Approximately $1,500 was accrued at December 27, 1998 for future severance payments and outplacement services to be provided to these employees. As a result of the terminations, the Company closed several satellite offices. Approximately $500 was recorded as a reserve for lease termination costs associated with these offices in fiscal 1998. During interim 2000, the Company eliminated an additional 38 positions.

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

         In fiscal 1999 and interim 2000, the Company incurred approximately $7,200 and $8,396, respectively, of legal and professional fees and other reorganization costs in connection with its restructuring and Chapter 11 filing. In addition, approximately $1,400 of other expenses incurred were related to the closing of the Company's units in fiscal 1999.

         A summary of restructuring cost activity follows:


                                                                                Lease
                                                                             Termination
                                                                           Cost for units                 Total
                                                      Employee              Closed or not             Restructuring
                                                      Severance             To be opened                  Costs
                                                      ---------              -----------                  -----

         Accrued at December 28, 1997           $           --              $        --               $       --
                  Expensed                               2,940                    6,118                    9,058
                  Paid                                  (1,495)                      --                   (1,445)
                                                   ------------             ------------              -----------
         Accrued at December 27, 1998                    1,495                    6,118                    7,613
                  Expensed                                  --                    7,375                    7,375
                  Paid                                  (1,495)                  (5,568)                  (7,063)
                  Notes Payable Issued                      --                     (980)                    (980)
                                                   -----------              ------------              -----------
         Accrued at December 26, 1999
                  and at September 24, 2000     $           --              $     6,945               $    6,945
                                                --------------              -----------               -----------


5.       Liabilities Subject to Compromise

         The principle categories of claims classified as liabilities subject to compromise under reorganization proceedings are identified below. All amounts below may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to disputed claims, determination as to the value of any collateral securing claims, or other events.

                                                               December 26,
                                                                  1999
                                                               ------------
                  Accounts payable                               $14,168
                  Accrued expenses:
                           Interest                               31,804
                           Taxes                                   1,003
                           Lease terminations                      6,945
                  Deferred credits                                 4,000
                  Notes payable                                  253,141
                  Deferred financing costs                        (6,390)
                                                               ---------
                                                               $ 304,671
                                                               =========

         As a result of the bankruptcy filing, no principal or interest payments will be made on any prepetition debt without bankruptcy court approval or until the effective date of the Plan. Contractual interest expense not recorded on the Old Notes totaled approximately $6,600 and $25,800 for the period from October 12, 1999 through December 26, 1999 and for the period from December 27, 1999 through May 9, 2000, respectively.

         Prior to the bankruptcy filing, the Company's debt included $250,000 of the Old Notes due on April 1, 2005 plus accrued interest of $31,800. Interest on these notes is payable semi-annually in arrears on April 1 and October 1 of each year. The Company was in default of the terms of this obligation due to the Company's failure to make both the April 1, 1999 and October 1, 1999 interest payments.

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

6.       Property and Equipment
         The components of property and equipment are as follows:
                                                  December 27,      December 26,
                                                     1998               1999
                                                  ----------         ----------
         Leasehold improvements                     $179,309          $105,837
         Furniture and equipment                      52,940            35,731
         Memorabilia                                  33,062            28,269
         Capital lease facility                        3,900                --
         Construction in progress                      2,426               766
         Assets held for sale                         60,729                --
                                                    --------       ------------
                                                     332,366           170,603
         Less - accumulated depreciation             (51,251)          (40,964)
                                                   ---------          ---------
                                                    $281,115          $129,639
                                                    ========           ========

         In May 1999, the Company sold a building and land related to a site under development for approximately $7,000, which approximated its carrying value at the time of sale.

         In June 1999, the Company sold its Orlando, Florida corporate office, land and warehouse facility for approximately $17,000, which approximated its carrying value at the time of sale. Immediately following the sale, the Company entered into a lease arrangement for the facilities with the purchaser for an annual lease payment of approximately $2,800 through 2014.

         In August 1999, the Company sold its investment in the New York Sound Republic site resulting in a loss on the sale of approximately $2,100.

         In October 1999, the Company sold two Planet Hollywood units in Canada for a nominal sales price resulting in a loss on the sale of approximately $500.

         In October 1999, the Company renegotiated the terms of its capital lease facility resulting in a lower monthly payment and a conversion of the lease into an operating lease. The capital lease assets of $3,500, net of the outstanding capital lease payable of $3,800, were written off resulting in a gain of $400.

         In October 1999, the Company sold its London, England Sound Republic unit resulting in a gain of approximately $1,600.

         On April 25, 2000, the Company sold it's New York Times Square Hotel retail unit property for approximately $30,000. In December 1999, the Company recorded an impairment charge of approximately $7,200 to reduce the carrying value of the property to the approximate sales price.

         In August 2000, the Company sold it's Dublin, Ireland Planet Hollywood unit resulting in a gain of approximately $800.



7.       Investment In Unconsolidated Affiliates

         The Company's investments in affiliated companies, which are not majority owned or controlled, are accounted for using the equity method. At December 26, 1999 and September 24, 2000, these affiliated companies and the percentage interest held by the Company consist of PH Asia (50% and 33%, respectively), ECE (20%), New York Hotel (20%), and PH Rome (0% and 50%, respectively).

         At December 26, 1999, the Company owned a 50% equity interest in PH Asia, which operates and franchises Planet Hollywood and Official All Star Cafe units in the Pacific Rim. The remaining interest in PH Asia was owned and controlled by Leisure Ventures Pte, Ltd., a Company shareholder. In 1999, PH Asia was

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

         recapitalized through the forgiveness of debt by the Company's joint venture partner and the forgiveness of approximately $5,400 of Company receivables due from PH Asia. The Company's rights and obligations under the joint venture agreement were altered as a result of the recapitalization. During Interim 2000, PH Asia entered into a binding letter agreement pursuant to which Star Performance Development Limited, an affiliate of Magnetic Light Profits Limited (a Company shareholder), agreed to purchase one third of PH Asia's outstanding capital stock for approximately $4.0 million. The transaction closed in May 2000, reducing the Company's equity interest in PH Asia to 33% and resulting in a gain of $1,300. Subsequent to the third quarter 2000, the Company entered into an agreement with Leisure Ventures and Star East Holdings Limited, the parent corporation to both Star Performance Development Limited and Magnetic Light Profits Limited, whereby both Leisure Ventures and the Company agreed to sell it's remaining equity interest in PH Asia to Star East in exchange for the issuance of approximately 12% of Star East's issued ordinary share capital, which is freely tradable on the Stock Exchange of Hong Kong Limited. The Company received approximately 49,570,552 Star East shares representing approximately 6% interest when the transaction closed in late October 2000 and recorded a resulting gain on the transaction of $990.

         The Company owns a 20% equity interest in ECE, a Mexican company, which operates themed restaurant/retail units in Mexico, South America and the Caribbean. In January 1997, ECE issued 21,587,145 shares of common stock. The Company purchased 4,317,429 shares for $6,100 in order to retain its 20% equity interest in ECE.

         In September 1997, the Company entered into a venture to remodel and renovate the Hotel Pennsylvania in New York City. During 1997, the Company advanced the venture $9,600. The renovated hotel was originally expected to be branded the Official All Star Hotel, and the Company was to receive royalties for the use of its Official All Star Hotel trademark. In August 1999, the Company cancelled the related royalty agreement and sold its 20% ownership interest in the Hotel for approximately $17,400 resulting in a gain of approximately $5,800.

         In December 1997, the Company entered into a joint venture to construct a 50 story, 550 room movie themed hotel in New York City. The Company has funded $5,000 of its anticipated initial investment of $7,000. In addition to participation in the hotel's profits through its 20% equity interest in the joint venture, the Company expected to receive a license fee for the use of the Planet Hollywood name and logo. Subsequent to the third quarter 2000, the Company sold its 20% equity interest in the joint venture for $8,000, resulting in a gain of approximately $2,000.

         In June 1998, the Company entered into a joint venture agreement with a related party for the sale and operation of the Planet Hollywood unit in Zurich, Switzerland. The Company recorded a gain of $1,000 on the transaction and retained a 50% interest in the unit. In fiscal 1999, the unit was sold to a third party for $1,900 resulting in a gain of approximately $900.

         In June 2000, the Company entered into a joint venture agreement with a related party for the purchase of a 50% interest in the Planet Hollywood unit in Rome, Italy. The Company forgave approximately $1,500 of receivables due from the related party and issued a note payable for $750 in exchange for the ownership interest in the venture.
         Condensed financial information for affiliated companies accounted for by the equity method is as follows:

             Balance Sheet Data:                         1998            1999
             -------------------                         ----            ----
                Current assets                        $  44,501       $ 21,428
                Non-current assets                      147,982         53,267
                                                      ---------       --------
                Total assets                           $192,483       $ 74,695
                                                       ========       ========

                Current liabilities                     $25,986       $ 16,409
                Other liabilities                       105,239         60,528
                Stockholders' equity (deficit)           61,258         (2,242)
                                                       --------       ---------
                Total liabilities and stockholders'
                    equity (deficit)                   $192,483        $74,695
                                                       ========        =======

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)



                  Operating Data:                    1997        1998            1999
                  ---------------                    ----        ----            ----
                     Revenue                        $115,938   $154,461       $114,467
                     Operating income (loss)          32,996     21,244        (38,793)
                     Net income (loss)                21,492    (27,284)       (42,740)
                     Company's interest in net
                         income (loss)                 6,900    (11,022)        (1,370)

8.       Accrued Expenses
         Accrued expenses are summarized as follows:
                                                      December 27,          December 26,
                                                          1998                  1999
                                                          ----                  ----
         Accrued interest                                $ 7,690              $31,804
         Accrued rent                                      2,195                  799
         Accrued payroll and related benefits              3,797                6,470
         Accrued restructuring costs (Note 3)              7,613                6,945
         Accrued reorganization costs                         --                3,600
         Accrued insurance                                 4,845                1,739
         Accrued taxes                                        --                1,807
         Other                                             3,532                7,695
                                                        --------             --------
                                                          29,672               60,859
         Accrued expenses included in
            liabilities subject to compromise                 --              (39,752)
                                                         -------             --------
                                                         $29,672             $ 21,107
                                                         =======             ========

9.       Notes Payable
         Notes payable are summarized as follows:
                                                      December 27,          December 26,
                                                          1998                  1999
                                                          ----                  ----
         12% senior subordinated
            notes due 2005                              $250,000             $250,000
         Lease facility note                              25,000                   --
         Capital lease payable                             3,845                   --
         Other notes payable                               4,907                5,003
                                                        --------             --------
                                                         283,752              255,003
         Less current portion                            (25,517)                (214)
         Notes payable included in
            liabilities subject to compromise                 --             (253,141)
                                                        --------           -----------
                                                        $258,235           $    1,648
                                                        ========           ==========

         In September 1997, the Company replaced its existing $50,000 credit facility with a $155,000 multi-currency long-term credit facility with a consortium of financial institutions. The facility consisted of a $100,000 revolving credit facility and a $20,000 long-term loan facility. In March 1998, this was replaced concurrent with the notes offering, with a $65,000 multi-currency revolving credit facility and a $35,000 LIBOR-based leveraged lease facility. Interest rates were variable, with either prime or LIBOR indexes.

         In December 1998, the Company amended the existing $65,000 multi-currency revolving credit facility and $35,000 LIBOR-based leveraged lease facility with SunTrust Bank, Central Florida, N.A. and other lenders. The revolving credit portion of the old credit facility was terminated and the new credit facility provided for a $35,000 LIBOR-based leveraged lease facility and up to $2,000 coverage under an interest rate swap arrangement, which provided hedging against interest rate movements under the leveraged lease facility. All outstanding borrowings under these facilities were paid in full in fiscal 1999 and the facilities were terminated.

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

         In March 1998, the Company issued $250,000 12% senior subordinated notes due in 2005. As of the Effective Date, these notes plus accrued interest of approximately $32,000 were satisfied through the issuance of a combination of $47,500 in cash, $60,000 of new secured PIK notes payable and approximately 3,000,000 shares of newly issued Class A Common Stock. In addition, related deferred financing costs of approximately $6,000 were written off in interim 2000. Other liabilities subject to compromise have been and will be paid through the issuance of $5,700 of new secured PIK notes payable and the future payment of approximately $9,500 of cash. The PIK notes payable, which are recorded at their estimated fair market value of $60,200, bear interest at 10% per annum, payable semi-annually, are collateralized by substantially all Company assets and are due in full in May 2005.

         In October 1999, the Company renegotiated its capital lease facility resulting in its conversion into an operating lease (see Note 6).

         During fiscal 1997, 1998, and 1999 approximately $2,600, $30,000, and $27,400, respectively, was charged to interest expense and approximately $2,600, $4,900, and $800 in fiscal 1997, 1998, and 1999, respectively, of interest was capitalized.

         Aggregate principal amounts not subject to compromise maturing in each of the five fiscal years subsequent to fiscal 1999 and thereafter are summarized as follows:

                  2000                    $ 214
                  2001                      232
                  2002                      251
                  2003                      273
                  2004                      295
                  Thereafter                597

10.      Stockholders' Equity

         Common Stock

         In April 1997, the Company issued 1,087,000 shares of Class A Common Stock to an investor in conjunction with the consummation of a franchise agreement with the investor. Approximately $19,600 was received for the shares issued.

         In January 1997, the Company issued 218,438 shares of Restricted Class B Common Stock to certain celebrities. The shares were valued at their estimated market value totaling $4,000. Deferred compensation expense has been reflected as a reduction of stockholders' equity and was being amortized over the period benefited. The deferred compensation expense was accelerated in fiscal 1998 for certain celebrities associated with the Official All Star Cafe concept (see Note 4).

         In April 1998, the Company issued 190,476 unregistered shares of Class A Common Stock to consultants retained to assist the Company with relations and promotions in the entertainment industry. The shares were valued at their estimated market value totaling $1,200 and recorded as prepaid promotional services. These prepaid services were amortized over one year.

         See Note 3 "Reorganization Results" for transactions subsequent to December 26, 1999.

         Stock Options

         During 1995, the Board of Directors adopted the 1995 Stock Option Award and Incentive Plan ("1995 Stock Plan"). The 1995 Stock Plan provided for up to 4,000,000 shares of Class A common stock to be available for issuance upon the exercise of options and stock appreciation rights. In October 1996, the 1995 Stock Plan was

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

         amended to provide for 5,000,000 shares of Class A common stock to be available. In May 1997, the 1995 Stock Plan was amended to provide for 6,000,000 shares of Class A common stock to be available. In October 1998, the 1995 stock Plan was amended to provide for 7,000,000 shares of Class A common stock to be available. Under the 1995 Stock Plan, options and/or stock appreciation rights may be granted to officers and employees of the Company, and certain of the Company's independent contractors, to purchase Class A common stock. During 1997 and 1998, options to purchase 839,800 and 8,157,379 shares, respectively, of Class A common stock were granted under the 1995 Stock Plan at the estimated fair market value at the date of grant. No options were granted during fiscal 1999. The options granted vest and are exercisable over a period of four years and expire five years from the date of grant. In December 1998, the Company canceled 5,104,694 options with an average exercise price of $11.80 and granted new options to the same individuals with an exercise price of $2.50.

         During 1995, the Board of Directors adopted the 1995 Celebrity Stock Option Award and Incentive Plan ("1995 Celebrity Plan"). The 1995 Celebrity Plan provided for up to 4,000,000 shares of the Class A common stock to be available for issuance upon the exercise of options and stock appreciation rights. In October 1996, the 1995 Celebrity Plan was amended to provide for 6,000,000 shares of Class A Common Stock to be available. During fiscal 1997 and 1998, options to purchase 1,895,000 and 951,166 shares, respectively, of Class A common stock were granted under the 1995 Celebrity Plan at the estimated fair market value at the date of grant. No options were granted during fiscal 1999. In February 1998, the Company reset the exercise price of 400,000 options with an average exercise price of $16.14 to $7.50. In December 1998, the Company cancelled options to purchase 48,333 shares with an average exercise price of $12.54 and granted new options to the same celebrities with an exercise price of $2.50. These options vest and are exercisable over a period of four years and expire five years from the date of grant. During fiscal 1997, 1998 and 1999 approximately $2,100, $3,000 and $1,400, respectively, was charged to expense relating to the grants.

         All stock options outstanding have been cancelled as of the Effective Date (see Notes 2 and 3). The following disclosure information reflects stock option information relevant to fiscal 1997 and 1998 prior to the cancellation of the stock options. No options were granted or exercised during fiscal 1999.


                                                              Employee Plan                   Celebrity Plan
                                                       -----------------------------   ---------------------------
                                                        Number     Weighted Avg.       Number     Weighted Avg.
                                                       Of Shares     Option Price      Of Shares    Option Price
                                                       ---------     ------------      ---------    ------------
         Outstanding at December 29, 1996               3,741,315      $16.34          4,095,000         $12.40
         Exercisable at December 29, 1996                      --                             --
         Available for grant at December 29, 1996       1,258,685                      1,905,000
         Granted during 1997                              839,800       18.11            180,000          16.28
         Cancelled                                       (649,343)      17.00           (796,334)         17.64
         Exercised                                        (77,297)       8.40            (30,666)          7.88
                                                      ------------                   ------------
         Outstanding at December 28, 1997               3,854,475       16.76          3,448,000          10.55
         Exercisable at December 28, 1997                 237,801                      1,082,655
         Granted during 1998                            8,157,379        5.33            951,166           8.62
         Canceled                                      (7,255,076)      11.00            (48,999)         12.54
         Exercised                                         (7,794)       7.86                 --
                                                     -------------                --------------
         Outstanding at December 27, 1998               4,748,984        5.73          4,350,167           9.35

         Exercisable at December 27, 1998                 216,689                      2,227,992
         Available for grant at December 27, 1998       1,725,346                      1,619,167

         The following tables summarize the stock options outstanding at
December 27, 1998:
                                                                                              Weighted
               Employees                      Number               Weighted-Average            Average
           Range of Exercise              Outstanding at               Remaining              Exercise
                Prices                   December 27, 1998         Contractual Life             Price
------------------------------           -----------------         ----------------          -----------

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)


                     $  2.50                  3,140,920                   4.96                 $   2.50
         $  7.50     $  7.94                    939,509                   3.15                 $   7.62
         $ 14.00     $ 15.00                     68,555                   2.28                 $  14.73
                     $ 17.00                    160,000                   3.20                 $  17.00
         $ 19.00     $ 21.63                    440,000                   1.19                 $  19.25

                                                                                              Weighted
              Celebrities                     Number               Weighted-Average            Average
           Range of Exercise              Outstanding at               Remaining              Exercise
                Prices                   December 27, 1998         Contractual Life             Price
        ----------------------           -----------------         ----------------          -----------

                     $  2.50                     48,333                   4.96                 $   2.50
         $  7.50     $  7.88                  2,891,334                   2.11                 $   7.79
                     $  9.00                    502,500                   4.13                 $   9.00
         $ 14.00     $ 15.00                    838,000                   2.24                 $  14.23
         $ 19.00     $ 24.00                     70,000                   3.24                 $  22.57

         The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation expense has been recognized for the 1995 Stock Plan. Had compensation cost for the 1995 Stock Plan been determined based on the fair value at the date of grant for awards consistent with the provisions of FAS 123, the Company's net income and earnings per share would approximate the following pro forma amounts:

                                                                         Fiscal             Fiscal
                                                                         1997                1998
                                                                         ----                ----
         Net income (loss) - as reported                                  $8,258          $(243,932)
         Net income (loss) - pro forma                                     4,852           (247,667)
         Basic and diluted earnings (loss) per share - as reported           .08              (2.24)
         Basic and diluted earnings (loss) per share - pro forma             .04              (2.27)

         The fair value of each option is estimated on the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions: no dividend yield; expected volatility of 35% in fiscal 1997 and 60% in fiscal 1998; risk free interest rates of 5.70% in fiscal 1997 and 5.06% in fiscal 1998; and expected lives of 4 years for fiscal 1997 and 5 years for fiscal 1998. The weighted-average fair value of options granted during the year was $6.32 for fiscal 1997 and $1.73 for fiscal 1998. No options were granted in fiscal 1999.


         The following disclosure information reflects stock option information relevant to interim 2000:

                                                          2000 Stock Award and
                                                            Incentive Plan                       Non-Plan
                                                     ------------------------------     ------------------------------
                                                     Number of        Weighted Avg.     Number of        Weighted Avg.
                                                       Shares          Option Price       Shares          Option Price
                                                     ------------------------------     ------------------------------
         Outstanding at Effective Date                      --        $       --               --        $       --
         Granted during 2000                           463,250              2.38        3,400,000              4.75
         Cancelled                                    (25,000)              2.38               --                --
                                                    ----------                          ----------
         Outstanding at September 24, 2000             438,250              2.38        3,400,000              4.75
         Exercisable at September 24, 2000                  --                          1,000,000

         During interim 2000 the Company granted options to purchase 250,000 and 750,000 shares of the Company's Class B common stock at $0.10 and $8.58 per share, respectively, to a celebrity. The options expire in May, 2005. Compensation expense of $157 has been recorded in interim 2000 related to these options.

11.      Franchise Revenues

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

         The Company has an agreement with PH Asia, whereby PH Asia was granted the right to license the Planet Hollywood name and rights within a number of countries, primarily in the Pacific Rim. The agreement provided that PH Asia would pay continuing royalty fees and, for certain territories, PH Asia and the Company would share initial franchise fees.

         During 1995, the Company entered into a franchise agreement with ECE, an affiliated company, which allows ECE to develop and operate Planet Hollywood units and Official All Star Cafe units in Mexico, South America, Spain and the Caribbean. ECE pays continuing royalty fees as defined in the agreement.

         In December 1995, the Company terminated a site franchise agreement of an existing franchisee and purchased the franchise rights to four undeveloped locations. The Company assumed certain liabilities and lease obligations relating to the four undeveloped locations. In consideration for the franchise rights, the Company agreed to pay the seller an amount equal to a multiple of each unit's first year profits less the costs to develop and open the site, as defined. The franchisee forfeited the nonrefundable initial franchise fees of $2,000 each for the four sites. During 1997, the Company recognized non-refundable franchise fees for two of the sites as no consideration was required to be paid to the seller under the terms of the purchase agreement. In fiscal 1999, the franchisee filed suit against the Company claiming that it owed significant additional amounts under the purchase agreement. In January, 2000, the Company entered into a $7,000 settlement arrangement with the franchisee. The balance of this settlement was subject to compromise under the bankruptcy filing. In connection with this settlement, the Company included $4,000 of deferred credits in liabilities subject to compromise as of December 26, 1999. During interim 2000 the Company paid $884 as full payment of the settlement in accordance with the Bankruptcy Court approved plan of reorganization.

         In March 1997, the Company entered into a franchise agreement, which provides for the development of up to 34 Planet Hollywood restaurant-merchandise units in 23 countries throughout the Middle East and Europe. The franchise agreement provided for and the investor made a payment to the Company of $8,000 for six sites. Additional franchise fees may be payable to the Company under the terms of the franchise agreement for the additional sites. In connection with the agreement, the investor purchased 1% of the Company's total common stock outstanding directly from the Company for approximately $19,600.

         The number of franchised units open in fiscal 1997, 1998 and 1999 were 34, 38 and 36, respectively.



12.      Income Taxes

         The sources of income (loss) before income taxes are presented as follows:

                                        Fiscal         Fiscal          Fiscal
                                        1997           1998            1999
                                        ----           --------        ----
         United States                   $15,529      $(157,929)      $(178,178)
         Foreign                          (2,317)       (74,813)        (42,892)
                                        ---------     ----------      ----------
         Income (loss) before taxes      $13,212      $(232,742)      $(221,070)
                                         =======      ==========      ==========

         The income tax provision (benefit) consists of the following:

                                          Fiscal         Fiscal           Fiscal
                                           1997           1998             1999
                                           ----           ----             ----
         Current:
                  Federal                 $ 9,927      $(16,153)       $     --
                  State and local           1,777          (432)             --
                  Foreign                   3,375         1,759              --
                                            -----         -----          ------
                                          $15,079      $(14,826)       $     --
                                          -------      ---------       --------

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)


         Deferred:
                  Federal               $  (7,499)     $ 14,026       $      --
                  State and local            (337)          127              --
                  Foreign                  (2,289)        2,289              --
                                           -------        -----         -------
                                         $(10,125)      $16,442       $      --
                                         ---------      -------       ---------

                                         $  4,954       $ 1,616        $     --
                                         ========       =======        ========

         In 1997, 1998 and 1999, the Company recognized $800, $200 and $32, respectively, of benefits for deductions from the exercise of employee stock options and the vesting of certain celebrity restricted stock awards. The benefits were recorded directly to capital in excess of par and are not reflected in the provision for income taxes.

         Income tax expense included in the financial statements is as follows:

                                               Fiscal       Fiscal        Fiscal
                                                1997         1998          1999
                                                ----         ----          ----
         Continuing operations                 $4,954       $5,206       $   --
         Change in accounting principle         --          (3,590)          --
                                             --------       -------     -------
                                               $4,954       $1,616       $   --
                                               ======       ======       ======

         Deferred income taxes were recorded to reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes for December 28, 1997, December 27, 1998 and December 26, 1999.

         Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                      December 27,      December 26,
                                                          1998              1999
                                                          ----              ----
         Deferred tax assets:
                  Preopening costs                       $ 10,752           $ 7,814
                  Fixed assets                             33,889            23,672
                  Deferred credits                          3,186             4,265
                  Accrued expenses & reserves               6,514             8,387
                  Inventory                                 3,500             2,768
                  Deferred rental expense                   4,419             2,424
                  Deferred compensation                     3,088             4,116
                  Net operating loss carryforwards         11,375            86,687
                  Capital loss carryforward                    --             5,600
                  Tax credit carryforwards                 11,190            12,190
                  Other                                       125               799
                                                         --------          --------
                                                           88,038           158,722
                  Valuation Allowance                     (88,038)         (158,722)
                                                          --------         ---------

         Deferred tax liabilities                              --                --
                                                          --------         ---------
                  Net deferred tax assets           $          --     $          --
                                                    =============     =============

         The valuation allowances of $88,000 for 1998 and $159,000 for 1999 were established for all deferred tax assets due to the uncertainty of sufficient taxable income in the future to utilize the deductible temporary differences and carryforwards. SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

         Reconciliation of the income tax provision to the tax provision computed by applying the federal statutory tax rate is as follows:

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

                                                                       Fiscal         Fiscal           Fiscal
                                                                        1997           1998             1999
                                                                        ----           ----             ----
         Federal statutory tax                                         $4,624         $(81,460)      $(77,375)
         Nondeductible expenses                                           252              225          3,026
         Tax (benefit) of foreign operations                             (772)           3,808          2,202
         State and local income taxes, net of federal tax benefit         936             (198)             5
         Valuation allowance                                               --           82,831         72,142
         Tax credits                                                     (857)              --             --
         Other                                                            771               --             --
                                                                     --------         --------      ---------
         Total tax expense                                             $4,954           $5,206      $      --
                                                                     ========         ========      =========

         The amount of domestic net operating loss carryforwards at December 26, 1999 was $185,400. Of this amount, $4,300 was generated by certain subsidiaries prior to their acquisition and have expiration dates through the fiscal year 2011. The use of pre-acquisition operating loss carryforwards is subject to limitations imposed by the Internal Revenue Code. The remaining net operating loss of $181,100 will expire in 2018 and 2019.

         The amount of foreign tax credit carryforwards at December 26, 1999 total $5,000 which expire between 2001 and 2004. General business tax credit carryforwards total $5,300 and expire between 2010 and 2019. Alternative minimum tax credit carryforwards total $1,900 and carry forward indefinitely.

         The domestic net operating loss and tax credit carryforwards will be subject both to reduction as a result of the cancellation of debt income and limitations on utilization as a result of the anticipated change of ownership for tax purposes of the Company (see Notes 2 and 3).

         The amount of foreign net operating loss carryforwards at December 26, 1999 was $57,000, of which $48,000 have no expiration date and $9,000 expire between 2002 and 2009.

         Provision has not been made for United States or foreign taxes on the undistributed earnings of foreign affiliates, as those earnings are considered to be permanently invested. It is not practicable to estimate the amount of the tax on such earnings. Such earnings would become taxable upon the sale or liquidation of the investment in these foreign affiliates or upon the remittance of dividends. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's United States tax liability.

13.      Commitments and Contingencies

         Leases

         Future minimum lease payments under the terms of operating lease agreements at December 26, 1999 are as follows (actual dollars):

                  2000                                             $32,058
                  2001                                              32,406
                  2002                                              32,661
                  2003                                              32,509
                  2004                                              32,234
                  Thereafter                                       411,332

         Rent expense approximated $44,600, $49,200 and $44,500 for fiscal 1997, 1998 and 1999, respectively. Rent expense for the Company's corporate headquarters building is offset by $400 of sublease rentals in fiscal 1999. Included in fiscal 1997, 1998 and 1999 rent expense is approximately $8,600, $7,300 and $3,000, respectively, of contingent rental payments.

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

         Litigation

         As a result of the Chapter 11 filing, all actions under litigation matters in progress during the Company's reorganization were stayed and jurisdiction over the resolution of these matters was transferred to the Bankruptcy Court. Claimants against the Company in those matters were treated as unsecured creditors and any claims were resolved, by the Bankruptcy Court, in conjunction with the Company's approved plan of reorganization.

         In December 2000, certain sports celebrities surrounding the Official All Star Cafe concept filed a litigation case against the Company challenging the Company's rights to enforce certain promotional agreements. The celebrities have asked that certain memorabilia be removed from the Company's Official All Star Cafe restaurants and that the Company discontinue any further use of their photographs or names. The Company expects to comply with the celebrities' demands without significant monetary damages or costs.

         The Company and its subsidiaries are also potential and named defendants in several lawsuits and claims arising in the ordinary course of business. While the outcome of such claims, lawsuits or other proceedings against the Company cannot be predicted with certainty, management expects that such liability, to the extent not provided for through insurance or otherwise, will not have a material adverse effect on the consolidated financial statements of the Company.

14.      Related Party Transactions

         During 1995, a company that is controlled by a director and stockholder of the Company bought the franchise rights to develop one Planet Hollywood unit in the Philippines for $2,000. The site opened in 1997 and the franchise fee was recognized by the Company.

         In fiscal 1997, the Company paid approximately $1,000 in investment banking fees for services rendered by a firm which a director of the Company is also a member of that firm's board of directors.

         During fiscal 1998, the Company entered into three arrangements with a franchisee and Company shareholder relating to the formation and operation of three corporations to be owned equally by the Company and franchisee/shareholder. The corporations were to own and operate Planet Hollywood units in Tokyo and Zurich and an Official All Star Cafe unit in London. The Company received $4,300 in cash and a note receivable for $1,000 from the sale of the Company's 50% interests in the corporations during fiscal 1998. The Company has suspended any development of a restaurant in London. The Company and its joint venture partner sold the Zurich Planet Hollywood unit in 1999 (see Note
         7). In addition, the Company wrote off $1,500 of franchisee receivables from this franchisee. In June 2000, the Company also entered into a joint venture agreement with this franchisee and Company shareholder for the purchase of a 50% interest in the Planet Hollywood unit in Rome, Italy. The Company forgave approximately $1,500 of receivables due from the related party and issued a note payable for $750 in exchange for the ownership interest in the venture.

         During fiscal 1999, the Company amended and modified its franchise agreement with ECE resulting in a write-off of $2,300 of franchisee receivables due from them. ECE is a Mexican company in which the Company has a 20% interest. A director of the Company is a significant shareholder in ECE.

         The Company is party to a consulting agreement with OCS Consultants, Inc., a corporation of which the Company's chairman and chief executive officer is the sole shareholder and director, whereby OCS has agreed to provide services to the Company for a period of five years, expiring December 31, 2004. The agreement provides for consulting fees of $400,000 per year.

15.      Other Financial Data

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

         Geographic Segment Data

         Condensed financial information, summarized by geographic area, is as follows:

                                                United                        Other
                                                States        Europe          Areas        Corporate(1)     Total
                                                ------        ------          -----        ------------     -----
         Revenues                    1999    $ 199,588      $ 72,231         $ 9,150          $    --     $ 280,969
                                     1998      280,325        92,459          14,190               --       386,974
                                     1997      355,641       103,083          16,401               --       475,125

         Operating Income (Loss)     1999    $(190,100)     $(24,017)        $(6,953)         $    --     $(221,070)
                                     1998     (150,551)      (44,110)         (6,084)              --      (200,745)
                                     1997       11,272        (6,834)            547               --         4,985

         Identifiable Assets         1999    $ 186,869      $ 42,794         $    --          $11,668     $ 241,331
                                     1998      340,606        92,344           7,835           31,842       472,627
                                     1997      363,682        90,851          10,622           40,404       505,559

(1)      Corporate assets include investment in unconsolidated affiliates.

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

         Direct Revenues and Cost of Sales

         Direct revenues and cost of sales are summarized as follows:

                                                        Fiscal      Fiscal       Fiscal
                                                         1997        1998         1999
                                                         ----        ----         ----
         Direct revenues
              Food and beverage                       $273,345     $259,644     $203,568
              Merchandise                              173,965      107,652       64,799
              Movies                                        --           --        3,865
                                                      --------     --------    ---------
                                                      $447,310     $367,296     $272,232
                                                      ========     ========     ========

         Cost of sales:
             Food and beverage                        $ 61,930     $ 61,474     $ 51,932
             Merchandise                                57,519       49,400       22,589
             Movies                                         --            --       2,043
                                                      --------     --------    ---------
                                                      $119,449     $110,874      $76,564
                                                      ========     ========      =======

16.      Supplemental Cash Flow Information

                                                         Fiscal       Fiscal      Fiscal
                                                          1997         1998        1999
                                                          ----         ----        ----
         Supplemental disclosure of noncash
         Financing and investing activities:
         Reduction of property and equipment
            and accounts payable for landlord
            construction allowances
                                                        $   --       $   --     $  1,785
         Reclassification of liabilities subject
            to compromise                                   --           --      304,671
         Accounts payable relieved in asset
            disposal transactions                           --           --        5,178
         Additions to property and equipment,
            construction in process and other
            assets included in accounts payable
            and accrued expenses                         9,459        1,314           --
         Capital lease                                      --           --        3,815
         Receivable exchanged for stock in an affiliate    770          329           --

         Supplemental disclosure of cash flow
         information:
            Cash paid for interest,
             net of amount capitalized                      --       18,464        1,038
            Cash paid for income taxes                  14,848        1,903           --

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

17.      Quarterly Data (Unaudited)

         Summarized quarterly data for 1998 and 1999 are as follows:

                                                                    Fiscal 1998 - Quarters Ended
                                                   ------------------------------------------------------------
                                                   Mar. 29      June 28       Sep. 27       Dec. 27      Total
                                                   -------      -------       -------       -------     -------
         Revenues                                  $96,532     $105,112     $110,261        $75,069    $386,974
         Income (loss) from operations               2,390        3,478      (10,422)      (196,191)   (200,745)
         Income (loss) before provision
            for income taxes                         2,608       (1,978)     (16,152)      (217,220)   (232,742)
         Income (loss) before
            cumulative effect                        1,630       (1,236)     (10,095)      (228,247)   (237,948)
         Net loss                                   (4,354)      (1,236)     (10,095)      (228,247)   (243,932)
         Basic and diluted EPS - net income
            (loss) before cumulative effect        $  0.02     $  (0.01)    $  (0.09)       $ (2.09)   $  (2.18)
         Basic and diluted EPS-net loss            $ (0.04)    $  (0.01)    $  (0.09)       $ (2.09)   $  (2.24)

         In the fourth quarter of 1998, the Company recorded charges totaling $139,000 for asset impairments, restructuring and severance costs, and accelerated celebrity options expense (see Note 4). In addition to these charges, the Company recorded a $3,800 reserve for franchisee receivables due to continued financial difficulties of certain of the Company's franchisees. The Company also recorded a $6,000 reserve for discontinued and obsolete inventory items as a result of the Company's launch of a new merchandising strategy. The Company also recorded losses of $8,600 from its equity investment in unconsolidated affiliates in the fourth quarter of fiscal 1998 as a result of asset impairments and operating losses recorded by these entities in the fourth quarter.

                                                                      Fiscal 1999 - Quarters Ended
                                                 ------------------------------------------------------------------
                                                   Mar. 28         June 27     Sept. 26      Dec. 26        Total
                                                   -------         -------     --------      -------        -----
         Revenues                                  $75,028        $76,647      $80,441      $48,853        $280,969
         Loss from operations                      (25,999)       (18,914)     (91,314)     (58,314)       (194,541)
         Net loss                                  (34,722)       (28,166)     (96,028)     (62,154)       (221,070)
         Basic and diluted EPS-net loss            $ (0.32)       $ (0.26)     $ (0.88)     $ (0.57)       $  (2.03)

         In the fourth quarter of fiscal 1999, the Company recorded charges totaling approximately $24,400. The charges consist of approximately $12,900 for asset impairments (see Note 4), $7,200 for the write-down of the New York Times Square Hotel retail unit property (see Note 6), $3,700 for the write-down of memorabilia installation costs associated with closed units (see Note 4) and approximately $600 of other write-offs related to closed, franchised or sold units. The Company also recorded fourth quarter charges totaling approximately $2,400 against the Company's investment in ECE as a result of losses incurred by ECE in the fourth quarter of fiscal 1999 (see Note 7). Additionally, charges of approximately $4,800 related to the accrual of closed unit lease rejection claims were recorded in the fourth quarter of 1999 (see
         Note 4).

                                                                          Interim 2000- Quarters Ended
                                                        -----------------------------------------------------------------
                                                                   Mar. 26      June 25     Sept. 24        Total
                                                                   -------      -------     --------        -----
         Revenues                                                 $43,508      $45,418      $47,652        $136,578
         Loss from operations                                     (12,512)     (42,183)     (10,689)        (65,384)
         Net loss before extraordinary item                       (13,314)     (38,894)     (11,985)        (64,193)
         Net income (loss)                                        (13,314)     133,882      (11,985)        108,583
         Basic and diluted EPS - net loss
               before extraordinary item                          $ (0.12)     $ (0.72)     $ (1.20)       $  (1.11)
         Basic and diluted EPS - net income (loss)                $ (0.12)     $  2.48      $ (1.20)       $   1.88

              PLANET HOLLYWOOD INTERNATIONAL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in Thousands Except Per Share Amounts)
          (Information as of September 26, 1999 and September 24, 2000
             and for the thirty-nine weeks then ended is unaudited)

18.      Subsequent Events (Unaudited)

         In January 2001, the Company ceased operations of its Planet Movies by AMC concept located near Columbus, Ohio and terminated its Planet Movies by AMC joint venture arrangement.

         On January 12, 2001, the Company entered into a Modification Agreement modifying the terms of the Company's working capital facility dated May 8, 2000. Generally, the purpose of the Modification Agreement was to reduce the amount of the commitment under the working capital facility to $7.0 million and to provide for the creation of a secondary credit facility of up to $3.0 million by an investor group led by the Company's Chairman and Chief Executive Officer to further reduce the working capital facility to $3.8 million. Specifically, the lender has agreed to provide a borrowing base availability of approximately $7.0 million of cash and letters of credit until February 26, 2001 and a reduced borrowing base availability of approximately $3.8 million of cash and letters of credit after February 26, 2001 provided that the Company secure a commitment letter by January 26, 2001 and funding by February 26, 2001 for an up to $3.0 million secondary facility.

         As required by the Modification Agreement, on January 26, 2001 the Company accepted a commitment letter for the provision of a $3.0 million secondary facility issued by a group of lenders led by Company's Chairman and Chief Executive Officer. The funding for the facility has been scheduled to close on February 26, 2001.

No one, including any dealer, salesperson or other person has been authorized to give any information or to make any representations to you other than those contained in this prospectus. Accordingly, do not rely on any information or representations other than those included in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered shares, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the registered shares to any person in any jurisdiction in which such offer or solicitation would be unlawful.


                  ----------------

                  TABLE OF CONTENTS


Prospectus Summary......................................1

Note Regarding Forward Looking Statements...............4

Risk Factors............................................4

Use of Proceeds........................................13

Price and Related Information Concerning Registered
Shares.................................................13

Selected Financial Data................................14

Management's Discussion and Analysis of Financial
Condition and Results of Operations....................16

Quantitative and Qualitative Disclosures About Market
Risk...................................................29

The Company............................................30

Directors and Executive Officers.......................40

Executive Compensation.................................44

Security Ownership of Certain Beneficial Owners and
Management.............................................48

Certain Relationships and Related Transactions.........51

Description of Share Capital...........................52

Selling Stockholders...................................55

Plan of Distribution...................................59

Legal Matters..........................................60

Experts................................................60
Where You Can Find More Information....................60

Index to Financial Statements.........................F-1





                  9,908,622 Shares




                Class A Common Stock




                 -------------------
                     PROSPECTUS
                 -------------------





                 February ___, 2001

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution

         The following table sets forth the estimated costs and expenses payable by the Company in connection with the registration and distribution of the Class A common stock being registered, other than underwriting discounts and commissions and/or brokerage commissions and fees. All of the amounts shown are estimates except the registration fee.


SEC Registration Fee..........................................         $4,954
Accounting fees and expenses..................................         20,000
Legal fees and expenses.......................................        150,000
Printing and engraving expenses...............................          2,500
Miscellaneous fees and expenses...............................          2,000
                                                                    ---------

                 Total........................................      $ 179,454
                                                                    =========


Item 14.  Indemnification of Directors and Officers

         In accordance with Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), the restated certificate of incorporation and bylaws of the Company provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees inclusive of any appeal), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct unlawful.

         In accordance with Section 145 of the DGCL, the restated certificate of incorporation and bylaws further provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees inclusive of any appeal) actually and reasonably incurred by him in connection with the defense or settlement of such claim, action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that a court of competent jurisdiction in which such claim, action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.  Recent Sales of Unregistered Securities

none

Item 16.  Exhibits and Financial Statement Schedules

Exhibit Number                       Exhibit Description
--------------                       -------------------------------

     2.1* Debtors' First Amended Joint Plan of Reorganization dated December 13, 1999

     2.2* First Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code For the First Amended Joint Plan of Reorganization dated December 13, 1999 of Planet Hollywood International, Inc. and Certain of its Subsidiaries

     2.3* Order confirming the Company's First Amended Joint Plan of Reorganization dated January 21, 2000

     2.4** Motion for Entry of Order and Order Approving Documentation Implementing Consummation of the Debtors' Plan of Reorganization

     2.5** Motion for Entry of Order and Order Approving (A) Modification of Prior Order (B) $10 Million Standby Term Loan Agreement and (C) Granting Debtors Authority to Pay Fees Required in Connection with the Standby Loan

     2.6 Notice of Entry of Confirmation Order, Occurrence of Effective Date, and Bar Dates for Certain Claims

     3.1** Amended and Restated Certificate of Incorporation of Planet Hollywood International, Inc.

     3.2** Fourth Amended and Restated Bylaws of Planet Hollywood International, Inc.

     4.1*** Indenture dated as of May 8, 2000 between Planet Hollywood International, Inc., as issuer and United States Trust Company of New York, as trustee

     4.2*** Warrant Certificate dated May 8, 2000 issued to Bay Harbour Management LC, relating to the ownership of 200,000 warrants

     4.3*** Form of First Amended and Restated Subscription Agreement relating to aggregate $30 million investment in the Company by certain new money investors

     5.1               Opinion of Gray, Harris & Robinson, P.A.

     9.1**             Voting Agreement Among Stockholders (New Money Investors)

     9.2**             Voting Agreement Among Stockholders (Creditor Directors)

     23.1              Consent of PricewaterhouseCoopers LLP

     23.2              Consent of Gray, Harris & Robinson, P.A. (included in
                       Exhibit 5.1)

     24.1              Powers of Attorney

     10.1** Note Purchase Agreement among Planet Hollywood International, Inc., certain other parties and Wilmington Trust Company, as agent, dated as of May 8, 2000

     10.2*** Revolving Credit Agreement dated as of May 8, 2000, among Planet Hollywood International, Inc., certain other parties and The CIT Group/Business Credit, Inc., as agent

     10.3*** Employment Agreement between Planet Hollywood International, Inc. and Robert I. Earl dated as of January 1, 2000

     10.4*** Consulting Agreement between Planet Hollywood International, Inc. and OCS Consultants, Inc. dated as of January 1, 2000

     10.5*** Registration Rights Agreement between Planet Hollywood International, Inc. and certain other parties referred to as "New Money Holders" and "Note Holders" dated as of May 8, 2000

     10.6*** Planet Hollywood International, Inc. 2000 Stock Award and Incentive Plan

     10.7*** Planet Hollywood International, Inc. 2000 Celebrity Stock Award and Incentive Plan


* Incorporated by reference to exhibits 2.1, 99.1 or 99.2 (as applicable) in the Registrant's Current Report on Form 8-K dated January 21, 2000, previously filed by the Registrant on February 4, 2000

** Incorporated by reference to the exhibits with the corresponding exhibit numbers in the Registrant's Amendment No. 2 to Form 8-A for Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934, previously filed by the Registrant on May 15, 2000

*** Incorporated by reference to the exhibits with the corresponding exhibit numbers in the Registrant's Current Report on Form 8-K dated May 9, 2000, previously filed by the Registrant on May 18, 2000



Financial Statement Schedules
-----------------------------

         For the three years ended December 26, 1999
                 II - Valuation and Qualifying Accounts

         All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

                      Planet Hollywood International, Inc.
      Financial Statement Schedule II - - Valuation and Qualifying Accounts

                                                                Additions

                               Balance Beginning    Charged to Costs        Other          Deductions       Balance End
                                   of Period          and Expenses                                           of Period

Allowance for uncollectible
receivables

         Fiscal 1997                  $--          $1,500,000                  $--             $--       $  1,500,000

         Fiscal 1998           $1,500,000          $3,756,000                  $--      $3,134,000(1)    $  2,122,000

         Fiscal 1999           $2,122,000          $8,075,000                  $--      $6,437,000(1)    $  3,760,000

Tax asset valuation allowance

         Fiscal 1997                  $--                 $--           $ 1,925,000            $--       $  1,925,000

         Fiscal 1998           $1,925,000                 $--           $86,113,000            $--       $ 88,038,000

         Fiscal 1999           88,038,000                 $--           $70,684,000            $--       $158,722,000

 (1) Represents the write-off of specific accounts receivable in 1998 and 1999.

Item 17.  Undertakings

         The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement. For purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. The undersigned Registrant further undertakes to remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida on this 8th day of February, 2001.

Planet Hollywood International, Inc.
Registrant

By:   /s/ Robert Earl                                   Date: February 8, 2001
      ---------------------
     Robert Earl
     Chief Executive Officer


By:   /s/ Christopher Thomas                            Date: February 8, 2001
      -----------------------
     Christopher Thomas
     Chief Financial Officer (and Principal Accounting Officer)

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                          Capacity                                                              Date
---------                          --------                                                              ----
/s/ Robert Earl                    Chairman of the Board of Directors and Chief                      February 8, 2001
-------------------------          Executive Officer
Robert Earl

/s/ Christopher Thomas             Director, President and Chief Financial Officer                   February 8, 2001
-------------------------
Christopher Thomas

/s/ Thomas Avallone                Director                                                          February 8, 2001
-------------------------
Thomas Avallone
                                   Director
-------------------------
Claudio Gonzalez

/s/ Steven Grapstein               Director                                                          February 8, 2001
-------------------------
Steven Grapstein

/s/ Mustafa Al Hejailan            Director                                                          February 8, 2001
-------------------------
Mustafa Al Hejailan

                                   Director
-------------------------
Ed Rogers

/s/ Douglas Teitelbaum             Director                                                          February 8, 2001
-------------------------
Douglas Teitelbaum

/s/ Philip Wong                    Director                                                          February 8, 2001
-------------------------
Philip Wong

---------------------
* The undersigned, by signing his name hereto, does hereby sign this registration statement or amendment thereto on behalf of the above indicated directors and officers of Planet Hollywood International, Inc. pursuant to powers of attorney executed on behalf of each such director and officer.

                                               By:
                                                  ----------------------------
                                                  Mark S. Helm, Attorney-in-Fact

                                INDEX TO EXHIBITS


Exhibit Number                         Exhibit Description
--------------                         --------------------------

    2.1* Debtors' First Amended Joint Plan of Reorganization dated December 13, 1999

    2.2* First Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code For the First Amended Joint Plan of Reorganization dated December 13, 1999 of Planet Hollywood International, Inc. and Certain of its Subsidiaries

    2.3* Order confirming the Company's First Amended Joint Plan of Reorganization dated January 21, 2000

    2.4** Motion for Entry of Order and Order Approving Documentation Implementing Consummation of the Debtors' Plan of Reorganization

    2.5** Motion for Entry of Order and Order Approving (A) Modification of Prior Order (B) $10 Million Standby Term Loan Agreement and (C) Granting Debtors Authority to Pay Fees Required in Connection with the Standby Loan

    2.6 Notice of Entry of Confirmation Order, Occurrence of Effective Date, and Bar Dates for Certain Claims

    3.1** Amended and Restated Certificate of Incorporation of Planet Hollywood International, Inc.

    3.2** Fourth Amended and Restated Bylaws of Planet Hollywood International, Inc.

    4.1*** Indenture dated as of May 8, 2000 between Planet Hollywood International, Inc., as issuer and United States Trust Company of New York, as trustee

    4.2*** Warrant Certificate dated May 8, 2000 issued to Bay Harbour Management LC, relating to the ownership of 200,000 warrants

    4.3*** Form of First Amended and Restated Subscription Agreement relating to aggregate $30 million investment in the Company by certain new money investors

    5.1               Opinion of Gray, Harris & Robinson, P.A.

    9.1**             Voting Agreement Among Stockholders (New Money Investors)

    9.2**             Voting Agreement Among Stockholders (Creditor Directors)

    23.1              Consent of PricewaterhouseCoopers LLP

    23.2              Consent of Gray, Harris & Robinson, P.A. (included in
                      Exhibit 5.1)

    24.1              Powers of Attorney

    10.1** Note Purchase Agreement among Planet Hollywood International, Inc., certain other parties and Wilmington Trust Company, as agent, dated as of May 8, 2000

   10.2*** Revolving Credit Agreement dated as of May 8, 2000, among Planet Hollywood International, Inc., certain other parties and The CIT Group/Business Credit, Inc., as agent

   10.3*** Employment Agreement between Planet Hollywood International, Inc. and Robert I. Earl dated as of January 1, 2000

   10.4*** Consulting Agreement between Planet Hollywood International, Inc. and OCS Consultants, Inc. dated as of January 1, 2000

   10.5*** Registration Rights Agreement between Planet Hollywood International, Inc. and certain other parties referred to as "New Money Holders" and "Note Holders" dated as of May 8, 2000

   10.6*** Planet Hollywood International, Inc. 2000 Stock Award and Incentive Plan

   10.7*** Planet Hollywood International, Inc. 2000 Celebrity Stock Award and Incentive Plan


* Incorporated by reference to exhibits 2.1, 99.1 or 99.2 (as applicable) in the Registrant's Current Report on Form 8-K dated January 21, 2000, previously filed by the Registrant on February 4, 2000

** Incorporated by reference to the exhibits with the corresponding exhibit numbers in the Registrant's Amendment No. 2 to Form 8-A for Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934, previously filed by the Registrant on May 15, 2000

*** Incorporated by reference to the exhibits with the corresponding exhibit numbers in the Registrant's Current Report on Form 8-K dated May 9, 2000, previously filed by the Registrant on May 18, 2000